As filed with the Securities and Exchange Commission on December 20, 2005
Registration No. 333-129134

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SMART MODULAR TECHNOLOGIES (WWH), INC.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	3674	20-2509518
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4211 Starboard Drive
Fremont, CA 94538
(510) 623-1231
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538
(510) 623-1231
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 20, 2005
PROSPECTUS
                                     Shares
SMART Modular Technologies (WWH), Inc.
Ordinary Shares
$                  per share

          We are selling                     ordinary shares and the selling shareholder named in this prospectus is selling                     ordinary shares. We will not receive any proceeds from the sale of the shares by the selling shareholder. We and the selling shareholder have granted the underwriters an option to purchase up to                     additional ordinary shares to cover over-allotments.
      This is our initial public offering of ordinary shares. We currently expect the initial public offering price to be between $          and $           per share. We have applied to have our ordinary shares included for quotation on the Nasdaq National Market under the symbol “SMOD”.

       Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 7.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to SMART (before expenses)	$	$
Proceeds to the Selling Shareholder (before expenses)	$	$
      The underwriters expect to deliver the shares to purchasers on or about                     , 2006.

Citigroup                           JPMorgan                           Lehman Brothers

Bear, Stearns & Co. Inc.	Needham & Company, LLC	Thomas Weisel Partners LLC
                    , 2006

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Until and including                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY
      This summary highlights the more detailed information in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully before making an investment decision.
      In this prospectus, “SMART,” the “Company,” “we,” “us” or “our” refer to SMART Modular Technologies (WWH), Inc. and its subsidiaries, except where the context makes clear that the reference is only to SMART Modular Technologies (WWH), Inc. and is not inclusive of its subsidiaries. We use a 52-to 53-week fiscal year ending on the last Friday in August. For clarity of presentation, we have indicated our fiscal year as ending on August 31. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year.
SMART Modular Technologies (WWH), Inc.
      We are a leading independent designer, manufacturer and supplier of value added subsystems to original equipment manufacturers, or OEMs. Our subsystem products include memory modules, embedded computing and thin film transistor-liquid crystal display, or TFT-LCD, products which we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printer, storage and industrial markets worldwide. Our success is derived from a customer-focused approach characterized by a commitment to quality, advanced technical expertise, rapid time-to-market, build-to-order flexibility and high quality customer service. Our global footprint enables us to rapidly respond to our customers’ requirements worldwide. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell.
      Our business was originally founded in 1988 as SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us, which we refer to as the Acquisition.
      Since the Acquisition, we have repositioned our business by focusing on the delivery of higher value added products and diversifying the end markets we serve.
Our Competitive Strengths
      We are the leading independent designer, manufacturer and supplier of value added memory modules focused on OEMs. We also offer our customers embedded computing and TFT-LCD display products. We believe that our core competitive strengths include:

•	Expertise in Design, Materials, Manufacturing, Test and Logistics. With over 17 years of experience, we have developed comprehensive technical expertise and business processes that we apply throughout the product life cycle to respond to our OEM customers’ rapidly changing product and service requirements worldwide.

•	Custom Solutions Through Design and Engineering Expertise. We believe that our broad technology expertise and leading edge product design enable our customers to achieve rapid time-to-market for their products.

•	Leading OEM Customer Base. Our customer base includes leading OEMs in the computing, networking, communications, printer, storage and industrial markets.

•	Worldwide Product Support and Customer Service. We serve our customers globally through dedicated program management teams, which include engineers and sales and support staff, to maximize responsiveness to our customers.

•	Global Cost Effective Manufacturing. Our global low cost operating structure is designed to deliver competitively priced products while maintaining profitability. We have low cost manufacturing facilities in Asia, Brazil and the Dominican Republic to serve our customers.

Our Strategy
      Our goal is to further strengthen our leadership position as an independent designer, manufacturer and supplier of value added subsystems to OEMs and to pursue opportunities for growth in our target markets. We are pursuing the following strategies to achieve this goal:

•	Capitalize on Our Comprehensive Product and Services Offering. Our extensive product offering serves a broad range of customers and end markets. We intend to broaden our customer relationships and end markets by capitalizing on our diverse, high quality and reliable product offering and solutions.

•	Leverage Our Global Design and Manufacturing Capabilities. We plan to capitalize on our global footprint to continue to develop and manufacture new products that assist our customers in enhancing the performance and timely introduction of their products in a cost effective manner. Our worldwide presence allows us to quickly and effectively respond to customers’ local market needs.

•	Deepen Relationships with Leading OEMs. To grow our business, we plan to continue to deepen our relationships with leading OEMs. Our collaborative engineering and design relationships with our OEM customers permit us to gain early visibility into their product roadmaps and thereby increase our ability to achieve new design wins.

•	Expand Our Market Opportunities. We intend to achieve continued growth through extensions of our existing capabilities, product diversification and targeting of new markets. We intend to apply our expertise with existing technologies to our product development efforts.

•	Continue to Focus on Margin and Efficiency Improvements. We have successfully repositioned our business since the Acquisition by de-emphasizing certain product categories and re-focusing our business on higher margin, value added products. This repositioning has contributed to our improved profitability in recent quarters and we believe that we are well positioned to continue to grow our business profitably.

•	Pursue Selective Acquisitions. We continue to evaluate and pursue strategic transactions that may broaden our customer base, expand our geographic presence, facilitate our entrance into new markets, add to our intellectual property portfolio and diversify our product offering.
Our Principal Investors
      Since the Acquisition, our principal investors have been Texas Pacific Group, Francisco Partners and Shah Capital Partners through their membership interests in our shareholder, Modular, L.L.C. Upon the completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners, through their membership interests in Modular, L.L.C., will collectively beneficially own approximately           % of our outstanding ordinary shares, or approximately           % if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares. We are a party to a number of agreements with Modular, L.L.C. and our principal investors. These agreements, which include a shareholder’s agreement between us and Modular, L.L.C. that will remain in effect after the completion of this offering, are described in greater detail in the sections of this prospectus captioned “Risk Factors — Risks Related to this Offering and Our Ordinary Shares,” “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”
      Texas Pacific Group is one of the world’s largest private equity firms and invests in a diverse group of industries. As of the date of this prospectus, the firm had over $15 billion of total committed equity and has invested over $3 billion in the technology sector.
      Francisco Partners is one of the world’s largest private equity firms focused purely on investments within the technology sector. As of the date of this prospectus, the firm had over $2.5 billion in total committed equity.
      Shah Capital Partners is a private equity firm focused on investments in the technology sector. Shah Capital Partners was founded in 2004 by Ajay Shah, co-founder of SMART Modular, our predecessor company. As of the date of this prospectus, the firm had over $230 million of total committed equity.

Company Information
      We were incorporated under the laws of the Cayman Islands on January 28, 2004. We were incorporated under the laws of the Cayman Islands because, at the time of the Acquisition, our shareholder believed that incorporation in the Cayman Islands would minimize tax on repatriation of foreign earnings. However, as a result of our Cayman Islands incorporation, our ordinary shares will not be eligible for inclusion in U.S. equity indices. Our mailing address and executive offices are located at 4211 Starboard Drive, Fremont, California 94538 and our telephone number is (510) 623-1231. Our website is www.smartm.com. The information contained on or accessible through our website does not constitute a part of this prospectus.
      The stylized “S” used with “SMART” as well as “SMART Modular Technologies,” among others, are trademarks that we have registered and own. We also have a trademark registration pending for “VoIT.” Other names are for informational purposes only and may be trademarks of their respective owners.

The Offering

Ordinary shares offered by us	shares

Ordinary shares offered by the selling shareholder	shares

Ordinary shares to be outstanding after this offering	shares

Over-allotment option	We and the selling shareholder have granted the underwriters a 30-day option to purchase from us up to an additional of our ordinary shares to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million, or $ million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $ per share. We intend to use (1) approximately $ million of the net proceeds to redeem $43.75 million principal amount of our senior secured floating rate notes due 2012, and pay a prepayment premium and accrued and unpaid interest thereon, (2) an aggregate of $9.0 million to make a one-time payment of $3.0 million to affiliates of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners, in consideration for the termination of our obligations to pay annual fees under the advisory agreements with each of them and (3) the remainder for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies.

Proposed Nasdaq National Market symbol	SMOD
      The number of ordinary shares to be outstanding after this offering is based on 49,089,850 shares outstanding as of October 31, 2005 and excludes:

•	6,568,738 shares subject to options outstanding as of October 31, 2005 at a weighted average exercise price of $1.07 per share; and

•	761,210 additional shares reserved for issuance under our stock option plan.
      Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data
      Set forth below is summary historical financial and other data for SMART Modular Technologies (WWH), Inc., or SMART, and its subsidiaries. On April 16, 2004, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies Inc., or SMART Modular, from Solectron Corporation. Summary financial data for the periods prior to and including April 16, 2004 are referred to as the “Predecessor Business” financial data and are derived from the combined financial statements of SMART Modular. The summary historical financial data set forth below have been derived from our audited financial statements, which are included elsewhere in this prospectus.
      In making comparisons of our financial operating performance, it is important to be aware of the impact restructuring and impairment charges and changes to a services agreement had on the financial data presented below. In each of the periods presented, we incurred restructuring and impairment charges. In April 2004, we began reporting revenue for a service program with our largest customer on a net revenue basis as a result of changes made to the terms of our existing services contract with this customer. Prior to this change, most of our other services contracts were already accounted for on a net revenue basis. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. For more information, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations” and “ — Critical Accounting Policies — Revenue Recognition” as well as Notes 1(f) and 12 to our audited financial statements, which are included elsewhere in this prospectus.
      The summary historical financial and other data should be read in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes thereto appearing elsewhere in this prospectus. We use a 52- to 53-week fiscal year ending on the last Friday in August. For clarity of presentation, we have indicated our fiscal year as ending on August 31 of each year.

	Predecessor Business		Successor Business

		Period from
	Fiscal Year	September 1,	Period from	Fiscal Year
	Ended	2003 to	April 17 to	Ended
	August 31,	April 16,	August 31,	August 31,
	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$828,381	$659,171	$233,677	$607,299
Cost of sales	751,534	602,098	203,720	505,983

Gross profit	76,847	57,073	29,957	101,316
Operating expenses:
Research and development	12,512	9,012	4,447	9,697
Selling, general and administrative	46,447	29,454	19,064	49,224
Impairment of goodwill	—	43,302	—	—
Restructuring and impairment costs	8,221	6,224	1,300	880

Total operating expenses	67,180	87,992	24,811	59,801

Income (loss) from operations	9,667	(30,919)	5,146	41,515
Interest income (expense), net	7,685	170	(927)	(6,998)
Other income (expense), net	(52)	(148)	451	481

Total other income (expense)	7,633	22	(476)	(6,517)

Income (loss) before provision (benefit) for income taxes	17,300	(30,897)	4,670	34,998
Provision (benefit) for income taxes	29,320	2,301	1,255	8,802

Net income (loss)	$(12,020)	$(33,198)	$3,415	$26,196

Net income per ordinary share, basic			$0.07	$0.54

Shares used in computing basic net income per ordinary share			48,872	48,872

Net income per ordinary share, diluted			$0.07	$0.49

Shares used in computing diluted net income per ordinary share			50,745	53,531

	As of August 31, 2005

	Actual	As adjusted

	(In thousands)
Balance Sheet Data(1):
Cash and cash equivalents	$75,970	$
Working capital	132,165
Total assets	321,061
Total long-term debt	125,000
Total shareholder’s equity	38,883

(1)	The balance sheet data is a summary of our balance sheet data as of August 31, 2005, (1) on an actual basis, and (2) on an as adjusted basis to give effect to the application of the estimated net proceeds to be received by us from this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
      Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus before deciding whether to purchase our ordinary shares. If any of the following risks occurs, the trading price of our ordinary shares could decline and you may lose all or part of your investment.
Risks Related to Our Business

We are subject to the cyclical nature of the markets in which we compete and any future downturn could adversely affect our business.
      The markets in which we compete, including the memory semiconductor market, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.
      Our historical operating results have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future operating results. Any future downturns in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual OEM customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the OEM customer has accumulated excess inventories of products purchased from us. There can be no assurance that our net sales and results of operations will not be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products.

We have experienced quarterly and annual losses in the past and may experience losses in the future.
      We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.

Declines in our average selling prices may result in declines in our net sales and gross profit.
      Our average selling prices may decline due to several factors. Over the last few years, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average selling prices and net sales. During periods of overcapacity, our net sales may decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in selling prices. Our efforts to increase unit sales, reduce costs and develop new products to offset the impact of further declines in average selling prices may not be successful. Declines in semiconductor prices could also affect our gross profit and the valuation of our inventory, which could harm our financial results. Declines in average selling prices would enable OEMs to pre-install higher capacity based memory into new systems at existing price points, and thereby reduce the demand for future memory upgrades. In addition, our net sales and gross profit may be negatively affected by shifts in our product mix during periods of declining average selling prices.
      In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and flash components. Increases in the worldwide supply of memory components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average selling prices of our products and have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average selling prices.

Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.
      Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, there can be no assurance that any of these customers or any of our other customers will continue to utilize our products at current levels, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period to period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. The replacement of cancelled, delayed or reduced purchase orders with new orders cannot be assured.
      Our principal customers include major OEMs which compete in the computing, networking, communications, printer, storage and industrial markets. For 2003, 2004 and 2005, our ten largest OEM customers accounted for 87%, 86% and 79% of net sales, respectively. In 2003, 2004 and 2005, Hewlett-Packard accounted for 73%, 65% and 46% of our net sales, respectively. For 2004 and 2005, Cisco Systems accounted for 11% and 18% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales.

Our customers are primarily in the computing, networking, communications, printer, storage and industrial markets, and fluctuations in demand in these markets may adversely affect sales of our products.
      Sales of our products are dependent upon demand in the computing, networking, communications, printer, storage and industrial markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing, networking, communications, printer, storage and industrial markets. From time to time, each of these markets has experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally calibrate production to meet customer demand.
      We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow. During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible.

Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.
      To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs. For example, in 2002 we incurred an inventory charge of $20.5 million to reduce the carrying value of excess and obsolete inventory as a result of depressed conditions in the communications market we served.

Our historical financial information has been derived in part from our predecessor company financial statements and, as a result, may not reflect what our financial information would have been had we been a stand-alone entity during such periods.
      In April 2004, our business was acquired from Solectron by a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners. Our financial statements have been derived in part from the consolidated financial statements of Solectron. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during all periods presented.

We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.
      The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements.
      The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.
      We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, there can be no assurance that our future product development efforts will result in future profitability or market acceptance.

Our dependence on a small number of sole or limited source suppliers subjects us to certain risks and our results of operations would be adversely affected if we are unable to obtain adequate supplies in a timely manner.
      We are dependent upon certain sole or limited source suppliers for critical components in our products. Our suppliers include Infineon, Intel, Oki Semiconductor and Samsung. The markets in which we operate have experienced, and may experience in the future, shortages in semiconductors. In the past, this situation has caused some vendors to place their customers, including us, on component allocation. Our suppliers are not required to supply us with any minimum quantities and there can be no assurance that we will receive adequate quantities of components on a timely basis in the future. As a result, we may not be able to obtain the components that we need to fill customer orders. The inability to fill these orders could cause delays, disruptions or reductions in product shipments or require product redesigns which could, in turn, damage relationships with current or prospective customers, increase costs or prices and have a material adverse effect on our business, financial condition and results of operations.

The flash memory market is constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging flash formats, or we may be required to pay a royalty to sell products utilizing these formats.
      The flash-based storage market is constantly undergoing rapid technological change and evolving industry standards. Many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick, Secure Digital (SD) and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture. Although we do not currently serve the consumer flash market, it is possible that certain OEMs may choose to adopt these higher-volume, lower-cost formats. This could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and embedded USB drives. If we decide to manufacture flash memory products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply flash card formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

Our growth strategy includes expanding our presence in the embedded computing and TFT-LCD markets which are competitive markets.
      The embedded computing and TFT-LCD markets are competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their embedded computing and TFT-LCD business based on the profitability of their other businesses. We expect competition in these markets to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in these markets. Our growth strategy includes expanding our presence in these markets, and there can be no assurance that we will be successful in doing so.

Our growth initiatives require significant capital investments and we cannot assure you that we will realize a positive return on these investments.
      Our growth initiatives require significant capital investment. For example, we are currently constructing a new 49,000 square foot manufacturing facility in São Paulo, Brazil for an estimated total cost of $10 million. We expect to commence production at this facility by the end of March 2006. We may not complete construction of this facility when anticipated and we may experience delays in achieving full operation at acceptable yields. As a result, there can be no assurances that we will realize a positive return on these investments.

Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.
      Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures, and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.

We may make acquisitions which involve numerous risks. If we are not successful in integrating the technologies, operations and personnel of acquired businesses or fail to realize the anticipated benefits of an acquisition, our operations may be adversely affected.
      As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in September 2004, we acquired Estecom, a producer of TFT-LCD display products. Any such future acquisitions or investments would expose us to the risks commonly encountered in acquisitions of businesses. Such risks include, among others:

•	problems integrating the purchased operations, technologies or products;

•	costs associated with the acquisition;

•	negative effects on profitability resulting from the acquisition;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	loss of key employees of the acquired business; and

•	litigation arising from the acquired company’s operations before the acquisition.
      Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.
      We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.
      We compete against semiconductor manufacturers that maintain captive memory module and card production capabilities, including Infineon, Micron, Samsung and SanDisk. Our primary competitors in the memory module and card industry include Kingston, M-Systems, SimpleTech and Viking InterWorks, a Sanmina-SCI company. Our primary competitors in the embedded computing market are Artesyn, Kontron and Radisys and in the TFT-LCD market we compete against Kortek and Tobis.
      We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the personal computer, or PC, market in Asia, we expect to face increasing competition from local competitors such as A-Data and Ramaxel. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung, Infineon and Micron, are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
      We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

Our success is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.
      Our products are generally incorporated into our OEM customers’ systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.

Our business is dependent upon our OEM customers continuing to outsource the design and manufacturing of value added subsystems.
      Historically, OEMs designed and manufactured subsystems, such as memory modules, in-house. In recent years, many OEMs have begun outsourcing the design and manufacturing of these subsystems. Our business is dependent upon our OEM customers continuing to outsource the design and manufacturing of these subsystems. Our OEM customers have the requisite capabilities and capital resources to bring the design and manufacturing of these value added subsystems in-house once again. If our OEM customers once again begin designing and manufacturing their own subsystems, our business will suffer.

Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.
      Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Iain MacKenzie, our chief executive officer and president, and Jack A. Pacheco, our chief financial officer. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and there can be no assurance that we will be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.
      We sell our products to some of our OEM customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established recently, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our net sales and operating results could be harmed.

We have and will continue to incur increased costs as a result of becoming a reporting company.
      We have and will continue to face increased legal, accounting, administrative and other costs as a result of becoming a reporting company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Public Company Accounting Oversight Board, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, we added an additional independent director, created additional committees of our board of directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred substantially higher costs to obtain directors and officers’ insurance. In addition, as we gain experience with the costs associated with being a reporting company, we may identify and incur additional overhead costs.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our ordinary shares.
      Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ending August 31, 2007, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.

Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages.
      A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.
      Sales outside of the United States, Puerto Rico and Canada accounted for approximately 26%, 30% and 31% of net sales in 2003, 2004 and 2005, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Brazil, the Dominican Republic, Malaysia and South Korea. We also have an arrangement with third parties in Bangalore, India and Dong-Guan, China for the manufacturing of memory modules under the SMART brand. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.
      We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.

Our inability to effectively manage our operations in foreign countries could harm our operating results.
      A significant portion of our design and manufacturing operations are carried out outside of the United States through our foreign subsidiaries and at our foreign facilities. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.

Worldwide economic and political conditions may adversely affect demand for our products.
      The last economic slowdown in the United States and worldwide adversely affected demand for our products. Although economic conditions have continued to improve since the second half of 2003, another decline in the worldwide semiconductor market or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.
      The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.
      Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.
      More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.
      Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business and results of operations.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.
      Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in Fremont, California is located near major earthquake fault lines. In addition, our manufacturing facilities in Aguada, Puerto Rico and Santo Domingo, Dominican Republic are located in hurricane-prone areas. In the event of a major earthquake or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.
      We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:

•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;

•	prevent the challenge, invalidation or circumvention of our existing patents;

•	result in patents that lead to commercially viable products or provide competitive advantages for our products; and

•	result in issued patents and registered trademarks from any of our pending applications.
      If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as us could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.
      In addition, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available on reasonable terms, or at all.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.
      We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.
      Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to upgrade our facilities, or curtailment of operations. We believe, based on current information, that any costs we may incur relating to environmental matters in the foreseeable future will not adversely affect us. However, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.
      Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, or WARN Act, which requires employers to give affected employees at least 60 days notice of a plant closing or a mass layoff, and other regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, anti-discrimination and termination of employment.
      Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.
      These enforcement actions could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.
Risks Related to our Substantial Debt

Our substantial indebtedness could impair our financial condition and harm our ability to operate our business.
      We are highly leveraged and have substantial debt service obligations. At August 31, 2005, our total outstanding debt was $125.0 million. We intend to use a portion of the net proceeds to redeem $43.75 million principal amount of our senior secured floating rate notes due 2012, and pay a prepayment premium and accrued and unpaid interest thereon. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

      The degree to which we are leveraged could have important consequences including, but not limited to, the following:

•	it may limit our ability to service all of our debt obligations;

•	it may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which will reduce the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	our substantial leverage could place us at a competitive disadvantage compared to those of our competitors who have less leverage.

To service our debt, we will require a significant amount of cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.
      Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.
      Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Our existing debt is subject to floating interest rates, which may cause our interest expense to increase and decrease cash available for operations and other purposes.
      Our senior secured floating rate notes and our borrowings under our senior secured credit facility are subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for operations and other purposes. After completion of this offering and the application of the net proceeds, we will have $81.25 million in borrowings under our senior secured floating rate notes and may incur up to an additional $35.0 million of indebtedness under our senior secured credit facility. Assuming the senior secured credit facility is fully drawn and holding other variables constant and excluding the impact of any hedging arrangements, each 1.0% increase in interest rates on our floating interest rate borrowings would result in an annual increase in interest expense and a decrease in our cash flows and income before taxes of approximately $1.2 million per year.

Restrictive covenants contained in our senior secured credit facility and the indenture relating to our senior secured floating rate notes may restrict our current and future operations, particularly our ability to respond to changes or to take some actions and our failure to comply with such covenants, whether due to events beyond our control or otherwise, could result in an event of default which could materially and adversely affect our operating results and our financial condition.
      The indenture governing our senior secured floating rate notes contains various covenants that limit our ability to engage in certain transactions. In addition, our senior secured credit facility contains other and more restrictive covenants and will prohibit us from voluntarily prepaying certain of our other indebtedness. Our senior secured credit facility also requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our senior secured credit facility and our senior secured floating rate notes.
      If there were an event of default under our other debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to become due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase the notes or any of our other debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our senior secured credit facility, the lenders under our senior secured credit facility could proceed against the collateral securing that indebtedness, our senior secured floating rate notes and certain other indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.
Risks Related to this Offering and Our Ordinary Shares

The price of our ordinary shares may be volatile and subject to wide fluctuations.
      The market price of the securities of technology companies has been especially volatile. Thus, the market price of our ordinary shares may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our ordinary shares could decline. Broad market and industry factors may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel; and

•	a general downturn in the stock market.
      The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. The initial public offering price of our ordinary shares will be determined through negotiations between the representatives of the underwriters, our current investors and us and may not be representative of the price that will prevail in the open market. You might be unable to resell your shares at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.
      We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.
      A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	the timing and volume of orders from our customers;

•	the rate of acceptance of our products by our customers, including the acceptance of design wins;

•	the demand for and life cycles of the products incorporating our products;

•	the rate of adoption of our products in the end markets we target;

•	cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	changes in product mix; and

•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

We are controlled by our principal investors and, as long as they own a significant percentage of our ordinary shares, our other shareholders will be unable to affect the outcome of shareholder voting.
      Upon the completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners, through their membership interests in Modular, L.L.C., will collectively beneficially own approximately           % of our outstanding ordinary shares, or approximately           % if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares. Pursuant to a shareholder’s agreement, our principal shareholder, Modular, L.L.C., which is controlled by Texas Pacific Group, Francisco Partners and Shah Capital Partners, has the right, to nominate for election a majority of our directors for so long as it holds at least 25% of our outstanding ordinary shares. These rights of Modular, L.L.C. do not affect the rights of our other shareholders, under our articles of association, to nominate our directors.
      The shareholder’s agreement also provides that our board of directors may not take certain significant actions without the approval of Modular, L.L.C. as long as it owns at least 25% of our outstanding ordinary shares. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer, president and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, president, chief financial officer, or any other executive officer in any similar capacity;

•	amendments to the shareholder’s agreement or exercise or waiver of rights under the shareholder’s agreement;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions or the recapitalization, reclassification, redemption, repurchase or other acquisition of any of our or our subsidiaries’ securities;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy, the scope of our business or any of our material customer relationships.
      Further, pursuant to our articles of association, Modular, L.L.C. is given a weighted voting right with respect to any amendment to our memorandum or articles of association and any voluntary liquidation by us, each of which require a vote of shareholders under Cayman Islands law.
      Such power could have the effect of delaying, deterring or preventing a change of control, business combination or other transaction that might otherwise be beneficial to our shareholders. Modular, L.L.C. also is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with Modular, L.L.C., you should read the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Modular, L.L.C. and the persons whom it nominates to our board of directors may have interests that conflict with our interests and the interests of our other shareholders.
      Modular, L.L.C. and the persons whom Modular, L.L.C. nominates as directors to our board of directors may have interests that conflict with, or are divergent from, our own and those of our other shareholders. Through their membership interests in Modular, L.L.C., Texas Pacific Group, Francisco Partners and Shah Capital Partners, will be the beneficial holders of an aggregate of           % of our outstanding ordinary shares after completion of this offering, or approximately           % if the underwriters exercise their over-allotment option in full. They have invested in or acquired other businesses that are involved in the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between Modular, L.L.C. and us or our other shareholders may arise. Our memorandum and articles of association do not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both Modular, L.L.C. and us will be reserved for or made available to us. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and audit committee for evaluation and appropriate resolution. Further, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other shareholders. In addition, Modular, L.L.C.’s significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. Please see “Principal and Selling Shareholder” for a more detailed description of our share ownership.

Future sales of shares could depress our share price.
      If our existing shareholders sell substantial amounts of our ordinary shares in the public market following this offering, the market price of our ordinary shares could decline. Based on shares outstanding as of October 31, 2005, upon completion of this offering we will have outstanding approximately                     ordinary shares. Of these shares, only the                     ordinary shares sold in this offering will be freely tradeable, without restriction, in the public market. After the lock-up agreements pertaining to this offering expire, our existing shareholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. Modular, L.L.C., our principal shareholder, is a party to an agreement with us that provides for registration rights with respect to the 48,872,340 of our ordinary shares held by them. Registration of the sale of the ordinary shares would permit their sale into the market immediately. If our principal shareholder sells a large number of shares, the market price of our ordinary shares could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that this shareholder might sell our ordinary shares could depress the market price of the ordinary shares. See “Shares Eligible for Future Sale” for more detailed information. Additionally, we may sell or issue additional shares of ordinary shares in subsequent public offerings or in connection with acquisitions, which will result in additional dilution and may adversely affect market prices for our ordinary shares.

Our ordinary shares have never been publicly traded so we cannot predict the extent to which a trading market will develop for our ordinary shares.
      Prior to this offering, there has not been a public market for our ordinary shares. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. The initial public offering price will be determined by negotiations among representatives of the underwriters, the selling shareholder and us and may not be indicative of prices that will prevail in the trading market. If you purchase ordinary shares, you may not be able to resell those shares at or above the initial public offering price.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
      Our memorandum and articles of incorporation include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our shareholders to call meetings and provisions that authorize our board of directors, without action by our shareholders, to issue series A preferred shares and to issue additional ordinary shares. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders.

We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.
      We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
      The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
      There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
      As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this prospectus may turn out to be incorrect, possibly to a material degree. Such statements can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements.
      Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	the cyclical nature of the markets in which we compete;

•	a decline in our average selling prices;

•	demand for our products and services from our OEM customers;

•	the loss of, or a reduction in sales to, any of our key customers;

•	our inability to deliver new and enhanced products and services on a timely basis;

•	our sales, operating results and anticipated cash flows;

•	fluctuations in demand in the computing, networking, communications, printer, storage and industrial markets;

•	our ability to enter and succeed in new markets, such as the TFT-LCD market;

•	our ability to accurately forecast customer demand;

•	availability, terms and deployment of capital;

•	our potential need for additional capital or the need for refinancing existing indebtedness;

•	our dependence on certain components in our products which we obtain from a limited number of suppliers;

•	consolidation among our competition and in our industry;

•	the extent to which we experience production delays or have yield or other problems at our existing or new manufacturing facilities;

•	the impact of any acquisitions we may make;

•	competition from other companies in our industry;

•	loss of key executives or employees;

•	changes in political, social and economic conditions and local regulations, particularly outside of the United States;

•	our inability to effectively manage our operations, particularly outside of the United States;

•	disruptions in international markets, including changes in foreign currency exchange rates;

•	protection of and litigation over intellectual property rights;

•	legal and regulatory proceedings and developments;

•	the success of our third party sales representatives;

•	our ability to satisfy our debt service obligations;

•	certain covenants in our debt documents;

•	the other factors described under the heading titled “Risk Factors;” and

•	other factors over which we have little or no control.
      The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
      Based on an assumed initial public offering price of $           per share, we estimate we will receive net proceeds from this offering of $           million, or $           million if the underwriters exercise their over-allotment option in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from any sale of ordinary shares by the selling shareholder.
      We intend to use (1) approximately $      million of the net proceeds to redeem $43.75 million principal amount of our senior secured floating rate notes, due April 1, 2012 and pay a prepayment premium and accrued and unpaid interest thereon, (2) an aggregate of $9.0 million to make a one-time payment of $3.0 million to affiliates of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners, in consideration for the termination of our obligations to pay annual fees under advisory agreements with each of them, and (3) the remainder for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies (although as of the date of this prospectus, we have no commitment or agreement relating to any such acquisition). Other than as described above, we have not determined how the net proceeds will be used. Accordingly, our management will have significant flexibility in applying the remaining net proceeds of this offering. Pending their use, we intend to invest the net proceeds of this offering in short-term, investment grade instruments.
      As of October 1, 2005, the interest rate on our senior secured floating rate notes was approximately 9.55%. The net proceeds from the offering of our senior secured floating rate notes were used (1) to repay $42.3 million of outstanding indebtedness under our old credit facility, (2) to redeem all of the outstanding shares of our Series A redeemable preferred shares from Modular, L.L.C. (which is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners) for an aggregate of $65.1 million and (3) for general corporate purposes (approximately $12.7 million).
DIVIDEND POLICY
      We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our ordinary shares is prohibited by our credit facility and is restricted by the indenture relating to our senior secured floating rate notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and consolidated capitalization as of August 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the application of the estimated net proceeds to be received by us from this offering at an assumed initial public offering price of $ per share (including repayment of outstanding debt), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of August 31, 2005

	Actual	As Adjusted

	(In thousands, except
	share data)
Cash and cash equivalents	$75,970	$

Revolving line of credit(1)	$—		$—

Long-term debt:
Senior secured floating rate notes due 2012	$125,000		$81,250
Shareholder’s equity:
Series A redeemable preferred shares, $0.001 par value; 10,000,000 shares authorized; zero shares issued and outstanding, actual and as adjusted	—		—
Ordinary shares, $0.00016667 par value; 600,000,000 shares authorized, actual and as adjusted; 48,872,340 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	8
Additional paid-in capital	9,490
Deferred stock based compensation	(1,126)
Accumulated other comprehensive income	900
Retained earnings	29,611

Total shareholder’s equity	38,883

Total capitalization	$163,883	$

(1)	As of August 31, 2005, no revolving line of credit borrowings were outstanding. Borrowings of up to $35.0 million are available at any one time for general corporate purposes under our revolving line of credit.

DILUTION
      If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma net tangible book value per share of ordinary shares immediately upon the completion of this offering.
      Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of ordinary shares outstanding. After giving effect to the sale of ordinary shares offered by us in this offering at an assumed initial public offering price of $           per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of August 31, 2005, would have equaled $           per ordinary share. This represents an immediate increase in net tangible book value of $           per share to our existing shareholders and an immediate dilution in net tangible book value of $           per share to new shareholders of ordinary shares in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less, respectively. The following table summarizes this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of August 31, 2005	$0.56
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new shareholders

      If the underwriters exercise their over-allotment in full, pro forma net tangible book value after the offering will be $          , and dilution in pro forma net tangible book value per share to new shareholders will be $          .
      The following table summarizes on a pro forma basis, as of October 31, 2005, the differences between our existing shareholders and new shareholders with respect to the number of ordinary shares issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased			Total Consideration
								Average Price
	Number	Percent		Amount		Percent		Per Share

	(In thousands)
				(In thousands)
Existing shareholders	49,090		%		$8,182		%	$0.167
New shareholders

Total		100.0%		$		100.0%

      If the underwriters exercise their over-allotment option in full, the following will occur: (1) the number of ordinary shares held by existing shareholders will represent approximately      % of the total number of ordinary shares outstanding after this offering; and (2) the number of ordinary shares held by new public shareholders will be increased to                     , or approximately      % of the total number of ordinary shares outstanding after this offering.
      The number of ordinary shares to be outstanding after this offering is based on 49,089,850 shares outstanding as of October 31, 2005 and excludes:

•	6,568,738 shares subject to options outstanding as of October 31, 2005 at a weighted average exercise price of $1.07 per share; and

•	761,210 additional shares reserved for issuance under our stock option plan.
      To the extent that the options are exercised, there may be further dilution to new shareholders.

SELECTED FINANCIAL DATA
      On April 16, 2004, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies, Inc., or SMART Modular, from Solectron. Selected financial data for the periods prior to and including April 16, 2004 are referred to as the “Predecessor Business” financial data and are derived from the combined financial statements of SMART Modular. We have derived the statement of operations data for the year ended August 31, 2003, the period from September 1, 2003 to April 16, 2004 and the period from April 17, 2004 to August 31, 2004 and year ended August 31, 2005, and the balance sheet data as of August 31, 2003, 2004 and 2005, from our audited financial statements, which have been audited by KPMG LLP and are included elsewhere in this prospectus. We have derived the statement of operations data for the year ended August 31, 2002 and the balance sheet data as of August 31, 2002, from our audited financial statements, which have been audited by KPMG LLP and are not included in this prospectus. The statement of operations data for the year ended August 31, 2001 and the balance sheet data as of August 31, 2001 were derived from unaudited financial statements and are not included in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.
      In making comparisons of our financial operating performance, it is important to be aware of the impact restructuring and impairment charges and changes to a services agreement had on the financial data presented below. In each of the periods presented, we incurred restructuring and impairment charges. In April 2004, we began reporting all revenue for a service program with our largest customer on a net revenue basis as a result of changes to the terms of our existing services contract with this customer. Prior to this change, most of our other services contracts were already accounted for on a net revenue basis. For more information, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations” and “ — Critical Accounting Policies — Revenue Recognition” as well as Notes 1(f) and 12 to our audited financial statements, which are included elsewhere in this prospectus. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. We use a 52- to 53-week fiscal year ending on the last Friday in August. For clarity of presentation, we have indicated our fiscal year as ending on August 31.
      The selected financial data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Predecessor Business				Successor Business

				Period from
	Fiscal Year	Fiscal Year	Fiscal Year	September 1,	Period from	Fiscal Year
	Ended	Ended	Ended	2003 to	April 17 to	Ended
	August 31,	August 31,	August 31,	April 16,	August 31,	August 31,
	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$981,196	$626,363	$828,381	$659,171	$233,677	$607,299
Cost of sales	881,726	583,581	751,534	602,098	203,720	505,983

Gross profit	99,470	42,782	76,847	57,073	29,957	101,316
Operating expenses:
Research and development	14,654	13,830	12,512	9,012	4,447	9,697
Selling, general and administrative	58,833	51,083	46,447	29,454	19,064	49,224
Impairment of goodwill	—	—	—	43,302	—	—
Restructuring and impairment costs	779	8,332	8,221	6,224	1,300	880

Total operating expenses	74,266	73,245	67,180	87,992	24,811	59,801

	Predecessor Business				Successor Business

				Period from
	Fiscal Year	Fiscal Year	Fiscal Year	September 1,	Period from	Fiscal Year
	Ended	Ended	Ended	2003 to	April 17 to	Ended
	August 31,	August 31,	August 31,	April 16,	August 31,	August 31,
	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Income (loss) from operations	25,204	(30,463)	9,667	(30,919)	5,146	41,515
Interest income (expense), net	9,165	14,209	7,685	170	(927)	(6,998)
Other income (expense), net	2,166	(1,581)	(52)	(148)	451	481

Total other income (expenses)	11,331	12,628	7,633	22	(476)	(6,517)

Income (loss) before provision (benefit) for income taxes	36,535	(17,835)	17,300	(30,897)	4,670	34,998
Provision (benefit) for income taxes	8,084	(9,903)	29,320	2,301	1,255	8,802

Net income (loss)	$28,451	$(7,932)	$(12,020)	$(33,198)	3,415	$26,196

Net income per ordinary share, basic					$0.07	$0.54

Shares used in computing basic net income per ordinary share					48,872	48,872

Net income per ordinary share, diluted					$0.07	$0.49

Shares used in computing diluted income per ordinary share					50,745	53,531

	Predecessor Business				Successor Business

	August 31,	August 31,	August 31,	April 16,	August 31,	August 31,
	2001	2002	2003	2004	2004	2005

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$66,827	$33,326	$44,654	$17,887	$36,747	$75,970
Working capital	335,254	333,137	360,021	80,531	49,681	132,165
Total assets	606,125	567,420	600,104	257,056	288,040	321,061
Total long-term debt	—	—	—	—	—	125,000
Total shareholder’s equity	484,319	447,264	426,578	88,325	76,594	38,883

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with the financial statements and related notes and other financial information, which appear elsewhere in this prospectus. The following discussion contains forward looking statements that involve risks and uncertainties. See the disclosure regarding “Forward-Looking Statements.” Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.
      We use a 52- to 53-week fiscal year ending on the last Friday in August. For clarity of presentation, we have indicated our fiscal year as ending on August 31. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year.
Overview
      We are a leading independent designer, manufacturer and supplier of value added subsystems to OEMs. Our subsystem products include memory modules, embedded computing and TFT-LCD display products which we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printers, storage and industrial markets worldwide. Products that incorporate our subsystems include servers, routers, switches, storage systems, workstations, PCs, notebooks, printers and gaming machines. Generally, an increase in overall unit demand by end users for, and an increase in memory content in, products that incorporate our subsystems should have a positive effect on our financial condition and results of operations. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell. We maintain a strong global footprint with low-cost manufacturing capabilities through facilities in Malaysia, Brazil and the Dominican Republic, as well as through our agreements with third-party manufacturers in India and China. Our global operations enable us to rapidly respond to our customers’ requirements worldwide.
      Our business was originally founded in 1988 under SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Our business was initially focused on the design and manufacture of standard memory modules for OEMs and semiconductor manufacturers. Throughout the 1990’s, we expanded our design, manufacturing and marketing efforts to offer specialty memory modules, PC card memory products and embedded computing. Subsequently, SMART Modular was acquired in 1999, following which it operated as a subsidiary of Solectron.
      In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, which we refer to as the Acquisition, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us. Since the Acquisition, we have repositioned our business by focusing on the delivery of higher value added products, diversifying our end markets, refocusing on more technical and engineered products and solutions, migrating manufacturing to low cost regions and rationalizing our expenses. For example, in connection with diversifying our end markets, we acquired Estecom, a producer of TFT-LCD display products. We are also in the process of completing a new manufacturing facility in São Paulo, Brazil to which we intend to import finished wafers and package them first into memory integrated circuits, or ICs, and then into memory modules. This initiative is part of our strategy to extend our existing business vertically, where it gives us a competitive advantage, to become a more comprehensive solutions provider.
Key Business Metrics
      The following is a brief description of the major components of the key line items in our financial statements.

Net Sales
      We generate our product revenues from sales of our subsystems, primarily memory modules and flash memory cards, principally to leading computing, networking, communications, printer, storage and industrial OEMs. Sales of our products are generally made pursuant to purchase orders rather than long-term commitments. We generate services revenue from a limited number of customers by providing procurement, inventory management, repair, test, retail and bulk packaging and drop shipping services. Our net sales are dependent upon demand in the end markets that we serve and fluctuations in end-user demand can have a rapid and material effect on our net sales. Furthermore, sales to relatively few customers have accounted, and we expect will continue to account, for a significant percentage of our net sales in the foreseeable future. For 2003, 2004 and 2005, our ten largest OEM customers accounted for 87%, 86% and 79%, respectively, of our total net sales.

Cost of Sales
      The most significant components of cost of sales are materials, fixed manufacturing costs, labor and depreciation. Cost of sales also includes any inventory write-downs we may take. We may write-down inventory for a variety of reasons, including obsolescence, excess quantities and declines in market value below our cost.

Research and Development Expenses
      Research and development expenses consist primarily of the costs associated with the design and testing of new products. These costs relate primarily to compensation of personnel involved with development efforts, materials and outside design and testing services. Our customers typically do not separately compensate us for design and engineering work involved in developing custom products for them. Our research and development expenses have decreased from 2003 to 2005 as a result of the discontinuation of our communication products. We expect our research and development expenses to increase in 2006, principally as a result of increased spending on our embedded computing and TFT-LCD display products.

Selling, General and Administrative Expenses
      Selling, general and administrative, or SG&A, expenses consist primarily of personnel costs (including salaries, performance-based bonuses, commissions and employee benefits), facilities and equipment costs, costs related to advertising and marketing and other support costs including utilities, insurance and professional fees. We anticipate that our general and administrative expenses will increase as a percentage of net sales as we incur accounting and legal expenses associated with our ongoing public reporting obligations and compliance with the requirements of the Sarbanes Oxley Act of 2002.
      In April 2004, we entered into advisory agreements with affiliates of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners pursuant to which each may provide financial, advisory and consulting services to us and our affiliates. These fees and expenses are payable to each of these advisors on a quarterly basis and we incurred $2.6 million for management fees in 2005. We intend to use an aggregate $9.0 million of the net proceeds of this offering to make a one-time payment of $3.0 million to each of these advisors in consideration for the termination of our obligations to pay annual fees under the advisory agreements. This payment will be reflected in the quarter in which this offering is completed.
Factors Affecting Our Results of Operations
      In making comparisons of our financial performance from one period to the next, it is important to be aware of the following factors that have impacted our financial results.

     Effects of Our Restructuring Plans
      Pursuant to our 2003 restructuring plan, we shut down our European manufacturing facility and an additional manufacturing facility in Massachusetts. Workforce reductions primarily affected employees in manufacturing and back office support functions. The lease costs for abandoned leased facilities represent future lease payments subsequent to abandonment. The impaired loss recognized for owned equipment was based on the fair value, less costs to sell, with fair value based on estimates of existing market prices for similar assets. In 2004, we further reduced our workforce in the Americas region. Again, workforce reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas region. The treatment of lease costs for abandoned leased facilities was the same as under the 2003 restructuring plan.
      The following chart summarizes the cumulative effect of our restructuring efforts:

		Lease	Lease
	Severance and	Payments on	Payments on
	Benefits	Facilities	Equipment	Other	Total

	(In thousands)
Accrual as of August 31, 2002	$—	$—	$—	$—	$—
Provision	2,631	364	115	—	3,110
Cash payment	(1,138)	(325)	—	—	(1,463)

Accrual as of August 31, 2003	1,493	39	115	—	1,647
Provision	764	80	480	525	1,849
Cash payment	(1,709)	(119)	(219)	(337)	(2,384)

Accrual as of August 31, 2004	548	—	376	188	1,112
Provision	420	340	—	55	815
Cash payment	(869)	(232)	(376)	(243)	(1,720)

Accrual as of August 31, 2005	$99	$108	$—	$—	$207

     Impact of Changes to a Services Agreement on Net Revenue Reporting
      In April 2004, we began reporting revenue for a service program with our largest customer on a net revenue basis as a result of changes made to the terms of our existing services contract with this customer. Under the amended contract, if the customer cancels an order or does not reschedule an order within a specified period, the customer is obligated to pay for the order. Accordingly we do not bear the risk associated with carrying obsolete or unsaleable inventory that was purchased by us pursuant to the terms of the contract. In addition, the warranty provision was amended such that if a warranty claim arises, the customer is only entitled to the same warranty terms as those provided to us by the supplier. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. As a result of this change, $386.1 million of gross billings and related cost of sales of $364.0 million have been classified as $22.1 million of net service revenue for the year ended August 31, 2005 for this customer. Gross billings amounting to $138.6 million and related cost of sales of $130.5 million for this customer have been classified as $8.1 million of net service revenue for the period from April 17 to August 31, 2004. For more information, please refer to “ — Critical Accounting Policies — Revenue Recognition” as well as Note 1(f) to our audited financial statements, which are included elsewhere in this prospectus.
Basis of Presentation
      Our business was originally founded in 1988 under SMART Modular, which became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us.
      The financial statements for periods prior to April 17, 2004 have been prepared from our historical records and reflect the allocation policies adopted by Solectron and us for various costs and activities.

The costs were allocated by Solectron on a “pro-rata” basis, based on the relative value added revenue (revenue less material costs) of each subsidiary to total Solectron value added revenue. We believe that the method used by Solectron to allocate such costs was reasonable and that the costs that SMART Modular would have incurred as a stand-alone entity would not have been materially different, in the aggregate, than the operating costs presented in its financial statements for periods prior to April 17, 2004. However, the financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.
      In the discussion of our financial statements for the year ended August 31, 2004 in this section, we refer to the financial statements for 2004 as “combined” for comparative purposes. These combined financial results for 2004 represent the sum of the financial data for our predecessor business when SMART Modular operated as a subsidiary of Solectron (Predecessor Business) for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART Modular Technologies (WWH), Inc., or SMART (Successor Business), for the period commencing April 17, 2004 through August 31, 2004. These combined financial results are for informational purposes only and do not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America or to represent what our financial position and results of operations would have actually been in such periods had we operated as an independent company for all of the periods presented.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our financial statements. We evaluate our estimates on an ongoing basis, including those related to our net sales, inventories, asset impairments, restructuring charges, income taxes, and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management’s expectations, the actual results may differ in the future from these estimates or our estimates may be affected by different assumptions or conditions.
      We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments. Except as indicated below, the critical accounting policies of the Successor Business are the same in all material respects as those of the Predecessor Business. For more information, please refer to Note 1 of our audited financial statements.
     Revenue Recognition
      Our product revenues are derived from the sale of value added subsystems, primarily memory modules and cards, which we design and manufacture. We recognize revenue primarily upon shipment, following receipt of written purchase orders, when the price is fixed or determinable, title has transferred, product acceptance has occurred and collection of resulting receivables is reasonably assured. Products are shipped and sold based upon purchase orders from customers. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as cost of sales.
      Our service revenue consists of logistics and product-related services. The terms of our contracts vary, but we generally recognize services revenue upon the completion of the contracted services, typically upon shipment of the product.
      In addition, a portion of our revenues is accounted for on an agency basis in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Revenue related to these transactions is recorded as service revenue in our consolidated and combined statements of operations. Service revenue for these arrangements is typically based on material procurement costs plus a fee for any services provided. For these transactions, we determine whether to report revenue on a net or gross basis depending on a number of factors, including whether we: are the primary obligor in the arrangement; have inventory risk; have the ability to set the price; have the ability to determine who the suppliers are; physically changed the product; or have credit risk.
      The following is a summary of our net sales and gross billings:

	Fiscal Year Ended August 31,

		2004
	2003	Combined(2)	2005

	(In thousands)
Product net sales	$823,353	$875,140	$568,462
Service revenue	5,028	17,708	38,837

Net sales	828,381	892,848	607,299
Plus: Related cost of sales(1)	204,266	484,556	742,710

Gross billings to customers	$1,032,647	$1,377,404	$1,350,009

(1)	Represents cost of sales netted against sales accounted for on an agency basis.

(2)	The combined financial results for 2004 represent the sum of the financial data for our Predecessor Business for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART for the period commencing April 17, 2004 through August 31, 2004 for 2004. The combined financial data for 2004 is presented to facilitate comparison with other periods and does not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable
      We evaluate the collectibility of accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due and, thereby, reduce the net recognized receivable to the amount we reasonably believe will be collected. Increases to the allowance for bad debt are recorded as a component of general and administrative expenses. For all other customers, we record allowances for doubtful accounts based on a combination of factors including the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment, and historical experience.

Inventory Valuation
      At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product family. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. We adjust remaining balances to approximate the lower of our manufacturing cost or market value. Inventory cost is determined on a first-in, first-out basis and includes material, labor, and manufacturing overhead. From time to time, our customers may request that we purchase quantities of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase. The portion, if any, of slow moving inventory estimated to be sold beyond one year from the balance sheet date, is classified as non-current inventory and included in non-current assets in our consolidated balance sheets. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers, including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to their purchase of inventory, additional provisions may be required. This would have a negative impact on our gross margins in that period. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs, and we may be required to do so from time to time in the future.

Restructuring Charges
      We record and account for our restructuring activities following formally approved plans that identify the actions and timeline over which the restructuring activities will occur. Restructuring charges include estimates pertaining to employee severance and fringe benefit costs, facility exit costs, subleasing assumptions and operations restructuring accruals on a quarterly basis; and adjustments to these estimates are made when changes in facts and circumstances suggest actual amounts will differ from our estimates. Although we do not anticipate significant changes, actual costs may differ from our original or revised estimates. These changes in estimates can result in increases or decreases to our results of operations in future periods and would be presented on the restructuring and impairment costs line of our consolidated and combined statements of operations.

Stock-Based Compensation
      Successor Business. We apply the intrinsic-value-based method of accounting for employee stock-based compensation as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issues to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, to account for our fixed-plan stock options. Under this method, compensation expense is recorded only if the deemed fair value of the underlying stock exceeded the exercise price on the date of grant.
      We granted stock options with exercise prices from $0.17 to $2.09 per share during the 12 months ended August 31, 2005. The fair value of our ordinary shares was determined by the board of directors periodically with grants on a quarterly basis. Our board of directors, with input from management, determined the fair market value based on several factors including purchase price in the Acquisition, financial and operating performance, and lack of liquidity of our ordinary shares. Our management and board of directors believed the valuation methodology employed provided a reasonable basis for estimating the fair value of our ordinary shares.
      In August 2005, we re-evaluated the fair value of our ordinary shares for financial reporting purposes. In the absence of a public trading market for our ordinary shares, we considered numerous objective and subjective factors in determining the fair value of our ordinary shares for the granting of stock options. These factors included (1) the purchase price in the Acquisition, (2) our financial and operating performance, (3) our progress in achieving our business plan and performance targets, (4) historical valuation multiples of comparable publicly traded companies, and (5) the lack of liquidity of our ordinary shares.
      We performed an analysis of the fair value of our ordinary shares by estimating our enterprise value using both a market and an income approach. The market approach was based on historical valuation multiples of comparable publicly traded companies and the income approach was based on a discounted cash flow method applied to management’s projections. As a result of this analysis, we determined that the fair value of our ordinary shares increased from $0.17 to $4.71 per share during the year ended August 31, 2005.
      From September 2004 through August 2005, we granted options to purchase 1,139,591 ordinary shares with exercise prices equal to the estimated fair value of our ordinary shares determined periodically by our board of directors. The revised estimate of fair value of our ordinary shares exceeded the exercise price of these options. As a result, we recorded deferred stock-based compensation of $1.4 million related to these grants during the three months ended August 31, 2005.

      The following table presents additional information related to options granted during 2005:

		Weighted Average	Weighted Average	Weighted Average
Options Granted During the		Exercise Price	Fair Value	Intrinsic Value
Three Months Ended	Number of Shares	per Share	per Share	per Share

November 30, 2004	521,525	$0.17	$1.31	$1.14
February 28, 2005	322,236	0.98	1.70	0.72
May 31, 2005	139,980	0.98	2.81	1.83
August 31, 2005	155,850	2.09	3.91	1.82
      We amortize deferred stock-based compensation on the straight-line method over the vesting periods of the stock options, which is generally four years. Our stock-based compensation expense for stock options granted through August 31, 2005 was $0.2 million in 2005 and will be $0.4 million in 2006, $0.4 million in 2007, $0.3 million in 2008 and $0.1 million in 2009.
      Statement of Financial Accounting Standard (SFAS) No. 123 Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123, established accounting and disclosure requirements using the fair-value-based method of accounting for stock-based employee compensation plans. SFAS No. 123, as amended, requires the disclosure of pro forma information about net income (loss) as if we had accounted for our stock options under the fair-value method. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to pro forma expense over the vesting period of the option. The Black-Scholes option valuation model requires the input of highly subjective assumptions including the expected life of the options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of the changes in the assumptions used.
      As permitted by existing accounting standards, we elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended. This information is contained in our consolidated and combined financial statements included elsewhere in this prospectus and reflects the estimated fair value of options at their respective grant dates using the Black-Scholes option-pricing model.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. We adopted the provisions of SFAS 123R effective September 1, 2005. The adoption of SFAS 123R may have a material impact on our future results of operations.
      Predecessor Business. Prior to the Acquisition, SMART Modular participated in the stock-based compensation plans of Solectron and accounted for its participation in those stock-based compensation plans using the intrinsic value method prescribed in APB 25. For more information, please refer to Note 1(q) of our audited financial statements.

Income Taxes
      Successor Business. We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs. U.S. income and foreign withholding taxes are not provided on that portion of unremitted earnings of foreign subsidiaries expected to be reinvested indefinitely.
      Predecessor Business. Prior to April 16, 2004, SMART Modular was a member of an affiliated group and accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by Solectron. SMART Modular is also included in certain state returns of Solectron. The tax provision for the year ended August 31, 2003 has been allocated on the “pro rata” method by Solectron based on SMART Modular’s contribution to pretax income or loss. Any valuation allowance against deferred tax assets taken by Solectron on a consolidated basis has been allocated to its subsidiaries based on their respective deferred tax asset positions. For the period from September 1, 2003 to April 16, 2004, SMART Modular calculated its provision on a stand-alone basis. Had SMART Modular calculated its provision for federal and state taxes for this period on the “pro-rata” method, the tax provision for this period would have been approximately $0.3 million less.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed
      We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less cost to sell.
Results of Operations
      The following is a summary of our results of operations for 2003, 2004 and 2005.

	Fiscal Year Ended August 31,

	2003	2004 Combined(1)	2005

	(In millions)
Net sales	$828.3	$892.8	$607.3
Cost of sales	751.5	805.8	506.0

Gross profit	$76.8	$87.0	$101.3
Operating expenses:
Research and development	$12.5	$13.4	$9.7
Selling, general and administrative	46.4	48.5	49.2
Impairment of goodwill	—	43.3	—
Restructuring and impairment costs	8.2	7.5	0.9

Total operating expenses	67.1	112.7	59.8

Income (loss) from operations	9.7	(25.7)	41.5
Interest income (expense), net	7.7	(0.8)	(7.0)
Other (expense) income, net	(0.1)	0.3	0.5

Total other income (expense), net	7.6	(0.5)	(6.5)

Income (loss) before provision for income taxes	17.3	(26.2)	35.0
Provision for income tax	29.3	3.6	8.8

Net income (loss)	$(12.0)	$(29.8)	$26.2

(1)	The combined financial results for 2004 represent the sum of the financial data for our Predecessor Business for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART for the period commencing April 17, 2004 through August 31, 2004. The combined financial data for 2004 is presented to facilitate comparison with other periods and does not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America.

Fiscal Year Ended August 31, 2005 as Compared to Fiscal Year Ended August 31, 2004
      Net Sales. Net sales for 2005 were $607.3 million, or a 32% decrease from $892.8 million for 2004. This decrease was primarily due to the fact that 2005 includes certain service revenue from our largest customer on a net basis while the period from September 1, 2003 through April 16, 2004 reflected the recording of certain services revenue for this customer on a gross basis. Had revenue for this customer been recorded on a net basis for the period from September 1, 2003 through April 16, 2004, net sales for the year ended August 31, 2004 would have been reduced by $196.7 million. Of the remaining decline in net sales of approximately $88.8 million, approximately $40.9 million was due to the discontinuation of our communication products in the first quarter of 2005 and approximately $47.9 million was due primarily to the overall decline in sales volume of our products used in desktop PC applications. In 2003, 2004 and 2005, our logistics and service offerings accounted for approximately 0.6%, 2.0% and 6.4% of net sales, respectively. We do not expect that such revenues will materially increase in 2006 or subsequent periods.
      Cost of Sales. Cost of sales for 2005 was $506.0 million, or a 37% decrease from $805.8 million for 2004. Cost of sales as a percent of net sales decreased to 83% in 2005 from 90% in 2004. The decrease in cost of sales was primarily due to the previously described change to net revenue reporting for certain services provided to our largest customer. Had revenue for this customer been recorded on a net basis for the period from September 1, 2003 through April 16, 2004, cost of sales for the year ended August 31, 2004 would have been reduced by $196.7 million. Of the remaining $103.1 million decline in cost of sales, approximately $39.9 million was due to the discontinuation of our communication products in the first quarter of 2005 and $63.2 million was principally driven by the overall decline in sales volume for our products used in desktop PC applications and the decrease in our facility, equipment and labor costs as a result of our restructuring initiatives.
      Gross Profit. Gross profit for 2005 was $101.3 million, or a 16% increase from $87.0 million for 2004. Gross margin increased by 7% to 17% for 2005 from 10% for 2004. The increase in gross profit was principally due to a decrease in our facility, equipment and labor costs as a result of our restructuring initiatives. Approximately 3% of the increase in gross margin was due to our previously described change to net revenue reporting for certain services provided to our largest customer. The remaining approximately 4% increase in gross margin was mainly due to a decrease in our facility, equipment and labor costs as a result of our restructuring initiatives.
      Research and Development Expenses. Research and development expenses for 2005 were $9.7 million, or a 28% decrease from $13.4 million for 2004. This decrease was primarily due to reduced research and development efforts due to the discontinuation of our communication products.
      Selling, General and Administrative Expenses. SG&A expenses for 2005 were $49.2 million, substantially unchanged from $48.5 million for 2004. The overall increase was principally due to an increase of approximately $1.5 million in amortization expense in connection with the intangible assets that arose from the acquisition of SMART Modular by SMART on April 16, 2004, as well as an increase of approximately $1.7 million in management fees paid to Texas Pacific Group, Francisco Partners and Shah Capital Partners in connection with managing the Successor Business. These increases were offset by an increase of approximately $0.6 million in SG&A cost reimbursement activity during 2005, in connection with a manufacturing service agreement we entered in late 2004, as well as lower bad debt expense during 2005.
      Restructuring and Impairment Costs. Restructuring and impairment costs for 2005 were approximately $0.9 million, an 88% decrease from $7.5 million for 2004. The restructuring and impairment costs for 2005 consisted of $0.4 million in exit and equipment impairment costs, and $0.4 million for severance and related benefit costs, which were incurred primarily from the discontinuation of our communication products. During 2004, we recorded restructuring and impairment costs of $7.5 million, comprised primarily of $5.7 million for the impairment of equipment and $1.8 million for severance and exit costs.
      Impairment of Goodwill. We did not incur any goodwill impairment during 2005. During 2004, the Predecessor Business wrote off goodwill totaling approximately $43.3 million in connection with the anticipated sale of SMART Modular by Solectron.
      Interest Income (Expense), Net. Net interest expense for 2005 was $7.0 million, compared to approximately $0.8 million of net interest expense for 2004. This increase in interest expense was principally due to approximately $4.8 million in interest expense related to our senior secured floating rate notes in 2005, together with approximately $1.2 million in interest expense incurred in connection with the write off of deferred debt issuance and other costs related to our old credit facility, as well as approximately $1.1 million in interest expense incurred in connection with our credit line borrowings under our prior credit facility during the period from September 1, 2004 through March 28, 2005.
      Other (Expense) Income, Net. Net other income for 2005 was $0.5 million compared to net other income of $0.3 million for 2004.
      Provision for Income Taxes. Provision for income taxes for 2005 was $8.8 million, compared to $3.6 million for 2004. This increase was primarily caused by the generation of taxable income during 2005, as compared to an overall net loss for 2004. The effective tax rate for 2005 was approximately 25%. Due to the impairment of goodwill of approximately $43.3 million and a restructuring charge of approximately $7.5 million, there was a provision of $3.6 million recorded on a pre-tax loss of $26.2 million for 2004.

Fiscal Year Ended August 31, 2004 as Compared to Fiscal Year Ended August 31, 2003
      Net Sales. Net sales for 2004 were $892.8 million, or an 8% increase from $828.3 million in 2003. The increase in net sales was primarily due to an increase in sales of memory products to our desktop PC, networking and communications customers. This increase was partially offset by a decline in the cost of certain memory devices used in the manufacture of our products allowing us to reduce our prices and a decrease in sales of memory modules to our printer customers.
      Cost of Sales. Cost of sales for 2004 was $805.8 million, or a 7% increase from $751.5 million for 2003. Cost of sales as a percent of net sales remained consistent, at approximately 90% in both 2004 and 2003. The increase in cost of sales was primarily due to the overall increase in sales volume.
      Gross Profit. Gross profit for 2004 was $87.0 million, or a 13% increase from $76.8 million in 2003. Gross margin increased from 9.3% in 2003 to 9.7% in 2004. The increase in gross profit was primarily due to the decrease in our facility and equipment costs as a result of the 2003 restructuring initiatives.
      Research and Development Expenses. Research and development expenses for 2004 were $13.4 million, or a 7% increase from $12.5 million in 2003. The increase in research and development expenses was due to our increased development effort for certain of our communication products.
      Selling, General and Administrative Expenses. SG&A expenses for 2004 were $48.5 million, a 5% increase from $46.4 million in 2003. The increase in SG&A expenses was primarily due to increases in performance based bonuses and sales commissions, which was partially offset due to a decrease in salaries. In addition, the increase in SG&A expenses was due in part to increased insurance and accounting expenses as we became an independent company.
      Impairment of Goodwill. Prior to our becoming an independent company, goodwill of $43.3 million was written off related to the expected sale of SMART Modular by Solectron.
      Restructuring and Impairment Costs. Restructuring and impairment costs for 2004 were $7.5 million compared to $8.2 million in 2003. The restructuring and impairment costs in the 2003 restructuring initiatives included $2.9 million for the impairment and loss on equipment, $2.2 million for the impairment and loss on facilities and $2.6 million for severance and related benefit costs, which were incurred primarily in the second and fourth quarters. In 2004, we recorded further restructuring costs and impairment costs of $7.5 million. These costs consisted of $5.7 million for the impairment of equipment and $1.8 million for severance and exit costs.
      Interest Income (Expense), Net. Interest expense for 2004 was $0.8 million, an $8.5 million change from interest income of $7.7 million in 2003. This increase in interest expense was primarily due to the absence of interest income on advances to Solectron. We also incurred interest expense under our old credit facility for the period from April 17 to August 31, 2004.
      Other (Expense) Income, Net. Other income for 2004 was $0.3 million compared to $0.1 million of other expense in 2003. The increase in income was due to foreign currency transactions gains in 2004.

      Provision for Income Taxes. Provision for income taxes for 2004 was $3.6 million compared to $29.3 million in 2003. The primary difference is due to the fact that we were a stand-alone entity at the end of 2004 and were profitable. In the first part of 2004 the provision relates to our foreign operations that were profitable. In 2003 taxes were allocated from Solectron and reflect a write-off of all deferred tax assets.
Selected Quarterly Financial Data
      The following table sets forth our selected unaudited quarterly consolidated statements of operations data for the eight most recent quarters. The information for each of these quarters has been derived from our unaudited consolidated financial statements, which have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary to fairly state our results of operations for and as of the periods presented. These quarterly operating results are not necessarily indicative of our operating results for any future period. We use a 13- to 14-week fiscal quarter ending on the last Friday of the quarter. For clarity of presentation, we have indicated the first, second, third and fourth fiscal quarters as ending on November 30, February 28 or 29, May 31 and August 31, respectively.

	Three Months Ended

	Predecessor Business			Successor Business

			Period from	Period from
			March 1	April 17
	November 30,	February 29,	to April 16,	to May 31,	August 31,	November 30,	February 28,	May 31,	August 31,
	2003	2004	2004	2004	2004	2004	2005	2005	2005

	(In thousands, except for per share data)
Statement of Operations Data:
Net sales	$278,772	$255,434	$124,965	$74,094	$159,583	$154,490	$164,417	$146,784	$141,608
Cost of sales	256,030	233,015	113,053	64,304	139,416	132,645	140,092	121,441	111,805

Gross profit	22,742	22,419	11,912	9,790	20,167	21,845	24,325	25,343	29,803
Operating expenses:
Research and development	3,577	3,320	2,115	1,578	2,869	2,619	2,209	2,097	2,772
Selling, general and administrative	12,077	10,319	7,058	5,984	13,080	11,889	11,625	11,797	13,913
Impairment of goodwill	43,302	—	—	—	—	—	—	—	—
Restructuring and impairment costs	5,908	101	215	181	1,119	880	—	—	—

Total operating expenses	64,864	13,740	9,388	7,743	17,068	15,388	13,834	13,894	16,685

	Three Months Ended

	Predecessor Business			Successor Business

			Period from	Period from
			March 1	April 17
	November 30,	February 29,	to April 16,	to May 31,	August 31,	November 30,	February 28,	May 31,	August 31,
	2003	2004	2004	2004	2004	2004	2005	2005	2005

	(In thousands, except for per share data)
Income (loss) from operations	(42,122)	8,679	2,524	2,047	3,099	6,457	10,491	11,449	13,118
Interest income (expense), net	130	46	(6)	(308)	(619)	(543)	(562)	(3,176)	(2,717)
Other income (expense), net	(136)	(102)	90	(181)	632	(251)	412	295	25

Total other income (expense)	(6)	(56)	84	(489)	13	(794)	(150)	(2,881)	(2,692)

Income (loss) before provision (benefit) for income taxes	(42,128)	8,623	2,608	1,558	3,112	5,663	10,341	8,568	10,426
Provision for income taxes	143	1,064	1,094	357	898	1,473	2,565	2,983	1,781

Net income (loss)	$(42,271)	$7,559	$1,514	$1,201	$2,214	$4,190	$7,776	$5,585	$8,645

Net income per ordinary share, basic				$0.02	$0.05	$0.09	$0.16	$0.11	$0.18

Shares used in computing basic net income per ordinary share				48,872	48,872	48,872	48,872	48,872	48,872

Net income per ordinary share, diluted				$0.02	$0.04	$0.08	$0.15	$0.10	$0.16

Shares used in computing diluted income per ordinary share				48,872	51,639	53,104	53,518	53,793	53,708

      Since the Acquisition, the overall decreasing trend in net sales was primarily due to the decline in sales volume for our desktop PC products, including the effect of the discontinuation of our communication products. The continuous increase in gross profit since the Acquisition was principally due to a decrease in our facility, equipment and labor costs as a result of our restructuring initiatives, including the discontinuation of our communication products business in the first quarter of 2005. Our research and development expenses trended down beginning in the first quarter of 2005 primarily due to reduced research and development efforts stemming from the discontinuation of our communication products. In addition, net interest expense increased in the third quarter of 2005 as a result of the issuance of our senior secured floating rate notes.
Liquidity and Capital Resources
      Our principal sources of liquidity are cash flow from operations and borrowings under our senior secured credit facility. Our principal uses of cash are debt service requirements as described below, capital expenditures, research and development expenditures and working capital requirements.
      The net proceeds from the March 2005 offering of $125.0 million in senior secured floating rate notes due 2012 were approximately $120.1 million, which we used primarily (1) to repay $42.3 million of outstanding indebtedness under our old credit facility, (2) to redeem all of the outstanding shares of our series A redeemable preferred shares, which were redeemed for an aggregate of $65.1 million in March 2005 and (3) for general corporate purposes (approximately $12.7 million).
      Our series A redeemable preferred shares were held by our shareholder, Modular, L.L.C., which is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners.

Debt Service
      As of August 31, 2005, we had (1) total long-term indebtedness of $125.0 million under our senior secured floating rate notes and (2) $35.0 million of borrowings available under our senior secured credit facility, subject to customary conditions. Any inability to meet our significant debt service obligations could have material consequences to our security holders.
      Senior Secured Credit Facility. Our senior secured credit facility provides us with up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by us. Borrowings under our senior secured credit facility will bear interest at a rate equal to, at our option, either (1) the base rate (which is the prime rate most recently announced by the agent) or (2) the applicable reserve adjusted London Interbank Offered Rate, or LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0.0% to 0.5% and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash and excess availability under the senior secured credit facility. Our senior secured credit facility also requires us to maintain a fixed charge coverage ratio of at least 1.2 to 1.0 as of the end of each fiscal quarter during any time when an event of default exists or the daily average amount of unrestricted cash subject to the control of our lender and excess availability is less than $10.0 million for more than 30 consecutive days. Our senior secured credit facility is available for general corporate purposes until March 28, 2009, unless earlier terminated. For a more detailed description of our senior secured credit facility, see the section of this prospectus captioned “Description of Certain Indebtedness — Credit Facility.”
      Senior Secured Floating Rate Notes. Our senior secured floating rate notes bear interest at a rate equal to LIBOR plus 5.50% per annum, mature in April 2012 and are guaranteed by all of our subsidiaries (subject to limited exceptions) except for Estecom and SMART Modular Technologies (Deutschland) GmbH, and secured by second-priority liens on most of the assets securing our senior secured credit facility. Interest on our senior secured floating rate notes is payable quarterly in cash. Our senior secured floating rate notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. For a more detailed description of our senior secured floating rate notes, see the section of this prospectus captioned “Description of Certain Indebtedness — Senior Secured Floating Rate Notes.”

Capital Expenditures
      Consistent with previous periods, future capital expenditures focus on test and manufacturing equipment upgrades, IT infrastructure and software upgrades, continued spending on research and development and, potentially, construction of additional manufacturing facilities. As of October 7, 2005, we had incurred $2.2 million in capital expenditures in connection with construction of our new manufacturing facility in São Paulo, Brazil and we expect to incur an additional $7.8 million in 2006 in connection with such construction. In the aggregate, we expect to make approximately $15 million to $17 million in capital expenditures in 2006. Our senior secured credit facility contains restrictions on our ability to make capital expenditures. Based on current estimates, we believe that the amount of capital expenditures permitted to be made under the senior secured credit facility will be adequate to implement our current plans.

Sources of Funds
      We anticipate that operating cash flow, together with available borrowings under our senior secured credit facility, will be sufficient to meet our working capital needs, fund our research and development and capital expenditures and service requirements on our debt obligations for at least the next 12 months. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control.

      From time to time we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Historical Trends
      Historically, our financing requirements have been funded primarily through cash generated by operating activities, credit facility borrowings and sale of preferred shares to and advances from Modular, L.L.C. As of August 31, 2005, our cash and cash equivalents were approximately $76.0 million.
      Cash Flows from Operating Activities. Net cash provided by operations was $55.6 million in 2005, compared to net cash used in operations of $0.5 million in 2004. This change was principally the result of increases in net income of $56.0 million, coupled with decreases in accounts receivable of $61.5 million offset by increases in inventory of $22.7 million and an impairment of property, equipment and goodwill charge of $49.0 million incurred in 2004. Net cash used by operations was $0.5 million in 2004, a decrease of $2.2 million from 2003. This was primarily the result of decreases in net income of $17.8 million, coupled with a decrease in deferred income tax provision of $28.6 million, offset by an increase in impairment of property, equipment and goodwill of $43.9 million.
      Cash Flows from Investing Activities. Net cash used in investing activities was $12.9 million in 2005, compared to net cash used in investing activities of $103.3 million for in 2004. This change was primarily the result of the acquisition of the Predecessor Business in April 2004 for $104.1 million. Net cash used in investing activities was $103.3 million in 2004, compared to net cash of $1.1 million provided in 2003. This increase was mainly due to the purchase of the Predecessor Business for approximately $104.1 million in April 2004. For 2003, 2004 and 2005, capital expenditures totaled $3.3 million, $3.2 million and $6.1 million, respectively. Capital expenditures incurred in 2005 increased relative to 2004 primarily as a result of improvements to our global IT system.
      Cash Flows from Financing Activities. Net cash used in financing activities was $3.7 million in 2005, compared to net cash provided by financing activities of approximately $96.0 million in 2004. This change was principally due to the net revolving line of credit activity of $105.6 million and the sale and repurchase of series A redeemable preferred shares of $130.3 million in fiscal 2004 and 2005, and the sale of ordinary shares of $8.1 million in 2004, offset by the issuance of long-term debt, net of issuance costs, of $120.1 million in 2005 and decreases in dividends paid of $31.2 million. Net cash provided by financing activities was $96.0 million in 2004, compared to $8.6 million in 2003. This change was primarily due to the sale of ordinary and preferred shares in 2004 ($8.1 million and $65.1 million, respectively), and revolving line of credit activity of $52.4 million, offset by increases in dividends paid of $20.2 million and increases in payments to affiliates of $24.2 million.

Contractual Obligations
      Our contractual obligations as of August 31, 2005 are set forth below:
Payments Due by Period

	Less than			After
	1 Year	1-3 Years	4-5 Years	5 Years	Total

	(In millions)
Long-term debt(1)	$—	$—	$—	$125.0	$125.0
Interest expense cash obligations in connection with long-term debt(2)	12.0	36.0	24.0	7.0	79.0
Non-cancelable purchase order commitments	0.1	—	—	—	0.1
Operating leases	1.2	2.0	—	—	3.2

Total contractual cash obligations	$13.3	$38.0	$24.0	$132.0	$207.3

(1)	Our senior secured credit facility remained undrawn at August 31, 2005.

(2)	Interest expense cash obligations are estimated based on the current interest rates in effect for our long-term debt as of August 31, 2005 and does not give effect to the redemption of $43.75 million principal amount of such debt with a portion of the net proceeds of this offering.
Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risks
      We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. As a result of our foreign operations, we have costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business, financial condition and results of operations. At present, we do not purchase forward contracts as hedging instruments, but may do so as circumstances warrant.

Interest Rate Risk
      We are subject to interest rate risk in connection with our long-term debt, including the $125.0 million of our senior secured floating rate notes. In addition, our senior secured credit facility provides for borrowings of up to $35.0 million that will also bear interest at variable rates. Assuming the senior secured credit facility is fully drawn and holding other variables constant and excluding the impact of any hedging arrangements, each 1.0% increase in interest rates on our variable rate borrowings will result in an increase in annual interest expense and a decrease in our cash flows and income before taxes of approximately $1.6 million per year. We have entered into two simultaneous interest rate swap arrangements for the purpose of fixing the interest rate on a portion of our long-term debt for the specified respective interest rate swap periods. The interest rate swaps were for notional amounts of $41.25 and $40.0 million, bearing 9.78% and 9.97% fixed annual interest rate, respectively, and expiring on April 1, 2008 and April 28, 2010, respectively. However, we cannot assure you that these interest rate swaps or any other interest rate swaps that we implement will be effective.
Off-Balance Sheet Arrangements
      We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.
Inflation
      We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.
Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 amends ARB No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for us beginning on September 1, 2005. Accordingly, we adopted the provisions of SFAS 151 effective September 1, 2005. The adoption of SFAS 151 will not have a significant impact on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires companies to measure the cost of all employee stock-based compensation awards using a fair value method and to record such expense in its consolidated financial statements. We expect to estimate the fair value of each option grant on the date of grant using the Black Scholes option pricing model. The adoption of SFAS 123R also requires additional accounting and disclosure relating to the income tax and cash flow effects resulting from share-based payment arrangements. We adopted the provisions of SFAS 123R on September 1, 2005.
      We have elected to use the modified prospective method in accounting for our share-based payments. Under the modified prospective method SFAS 123R applies to new awards and to awards modified, repurchased or cancelled after the adoption date. In addition, compensation cost for all awards granted to employees prior to the adoption date that remain unvested on that date will be recognized as the service is rendered after the adoption date. The compensation cost for that portion of the awards will be based on the grant date fair value of those awards, as previously calculated under the guidance of SFAS 123.
      We are presently calculating the effects of adopting SFAS 123R and believe it may have a material impact on our future results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS 154 will be effective for us beginning on September 1, 2006. We are currently evaluating the impact, if any, of this statement on our financial position and results of operations.

BUSINESS
General
      We are a leading independent designer, manufacturer and supplier of value added subsystems to OEMs. Our subsystem products include memory modules, embedded computing and TFT-LCD display products which we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printers, storage and industrial markets worldwide. Our success is derived from a customer-focused approach characterized by a commitment to quality, advanced technical expertise, rapid time-to-market, build-to-order flexibility and high quality customer service. Our global footprint enables us to rapidly respond to our customers’ requirements worldwide. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell.
      Our business was originally founded in 1988 as SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us, which we refer to as the Acquisition.
      Since the Acquisition, we have repositioned our business by focusing on the delivery of higher value added products and diversifying the end markets we serve.
Industry Overview
      Electronic equipment, such as personal computers, or PCs, servers, workstations, storage systems, switches, routers, mobile phones, printers, digital televisions and other industrial and consumer electronics products and systems, require a variety of subsystems and components. As these products and systems increase in complexity, functionality and processing power, demand for these subsystems increases.
      Historically, OEMs designed, manufactured and tested subsystems, such as memory modules, embedded computers and TFT-LCD display products in-house. However, the increasing complexity, continuing evolution of standards and expanding need for customization are driving OEMs to purchase subsystems from independent suppliers rather than manufacturing them in-house. OEMs look for several key characteristics from their suppliers, such as rapid time-to-market, cost effective products, flexibility and access to leading technology, that will enable these suppliers to be responsive to the OEMs’ changing needs. Significant opportunities exist for suppliers who can address the challenges and requirements of OEMs.
      By purchasing subsystems from specialized suppliers, OEMs are able to:

•	Leverage Design Expertise to Shorten Time-to-Market: Certain independent subsystem suppliers have developed significant design and systems engineering expertise. By collaborating with independent suppliers, OEMs obtain specialized product design support and can reduce the time required to design a subsystem, thereby shortening the time-to-market for new products.

•	Access Global Services to Lower Manufacturing and Logistics Costs: OEMs are increasingly manufacturing systems in multiple locations around the world and require subsystems to be available at these locations on a just-in-time basis. Independent subsystem suppliers with a global footprint have the ability to quickly deliver products configured for an OEM’s specific application to locations worldwide. By accessing the worldwide logistics infrastructure provided by independent suppliers, OEMs can reduce their manufacturing and logistics costs.

•	Focus on Core Competencies: Collaborating with independent subsystem suppliers allows OEMs to focus on their core competencies, including new product innovation and creation as well as sales and marketing.

•	Reduce Inventory Balance and Risk: Purchasing subsystems from independent suppliers permits OEMs to lower their inventory levels by delaying the purchase of materials until it is absolutely necessary, thereby reducing working capital needs. In turn, lower inventory balances allow OEMs to better match the cost of their products to the actual selling price of their products. Independent suppliers have greater flexibility in managing inventory by spreading excess inventory over a variety of products and OEM customers.

•	Decrease Capital Investment: OEMs can reduce their investment in specialized manufacturing and testing equipment required to manufacture and test subsystems by outsourcing to independent suppliers.
      OEMs typically perform extensive qualification and testing to ensure that subsystems will perform to a stringent set of quality parameters for a specific application. In order to qualify and test these products, suppliers and OEMs devote substantial engineering resources for an extended period of time. As a result, once a subsystem is designed to be incorporated into a system, OEMs are typically reluctant to switch to a new design, although they typically qualify more than one supplier.

Memory Module Market
      Memory is a critical component of electronic systems and is used in a wide variety of end markets, such as the computing, networking, communications, printer, storage and industrial markets. Within these markets, memory is a key component of a variety of applications, including PCs, servers, workstations, storage systems, switches, routers, mobile phones, printers, digital televisions and other industrial and consumer electronics products and systems. As these products and systems increase in complexity, functionality and processing power, they require increasing amounts and densities of memory. Key drivers of the demand for memory are not only increasing the amount of memory required by electronic products and systems but also increasing unit growth in electronic products and systems. Demand for memory is also fueled by a shift toward higher data rates, new operating systems such as Microsoft’s expected operating system, will require higher levels of memory, greater storage content in high-end computing, the IT hardware replacement cycle and general corporate IT spending.
      Memory semiconductors can be divided into two types, volatile and non-volatile memory. Volatile memory, consisting of Dynamic Random Access Memory, or DRAM, and Static Random Access Memory, or SRAM, maintains stored data only when connected to a power source. Non-volatile memory, consisting principally of flash memory, is able to maintain stored data even when the power source is removed.
      DRAM. DRAM is the most common type of memory semiconductor and, according to IDC, an independent market research firm, accounted for $26.8 billion, or 56.3%, of global memory semiconductor revenue in 2004. IDC forecasts DRAM market revenue to increase to $29.8 billion in 2008, representing a compound annual growth rate of 2.7% from 2004, and 256 megabit-equivalent unit shipments to increase from 4.8 billion to 20.6 billion in the same time period, representing a compound annual growth rate of 43.9% from 2004.
      Traditionally, the primary application of DRAM has been desktop PCs, representing 36.5% of DRAM shipments in 2004 according to IDC. However, with the proliferation of new electronic systems and smaller form factors, non-desktop PC applications such as servers, workstations, storage systems, switches, routers, consumer electronics, and other electronic equipment are becoming an increasingly larger portion of the DRAM market. As a result, the non-desktop PC DRAM market is anticipated to grow faster than the overall DRAM market. IDC expects DRAM memory used in storage to grow from an average of 3.6 megabytes in 2004 to 5.7 megabytes in 2009, representing a compound annual growth rate of 9.6%. We believe this growth is a result of increased implementation of virtualization technologies for storage and servers and continued evolution of tiered storage environments. IDC expects the DRAM memory content used in entry level servers to grow from 3,222 megabytes in 2004 to 11,411 megabytes in 2009, representing a compound annual growth rate of 28.8%, as a result of increased use of 64-bit processors.
      Flash. Flash is the largest segment of the non-volatile memory market. Electronic equipment that utilizes flash memory ranges from consumer electronic products to more complex IT infrastructure products, such as switches, routers, hubs and high-end computers. Different types of flash memory products include memory cards and modules, USB memory keys, and ATA and IDE flash drives. The flash market has grown in recent periods as a result of the introduction of new applications and increasingly complex electronics, which has driven the demand for increased amounts of memory. Flash drives are increasing in density and capacity and are becoming alternatives to traditional hard disk drives in certain applications. IDC estimates worldwide revenue for flash memory products will increase from $16.1 billion in 2004 to $17.8 billion in 2008, representing a compound annual growth rate of 2.5%.
      Memory Modules. Memory semiconductors are typically assembled in a card or a module in order to be incorporated into electronic systems and, according to iSuppli, an independent market research firm, 86.7% of all memory semiconductors were sold in the form of modules in 2004. The module is plugged into an electronic system’s memory slot or socket. The use of memory modules increases an electronic system’s flexibility, reduces the use of motherboard space and makes memory upgrades easier. In addition, memory modules allow OEMs to easily configure a system with different types and densities of memory. The growth of the demand for memory modules is being driven by OEMs’ and end users’ increased demand for functionality and higher processing speed. iSuppli estimates that the worldwide DRAM memory module market reached approximately 325 million units in 2004 and is expected to grow to 670 million units in 2009, representing a compound annual growth rate of 15.6%. Since unit profit margin is relatively independent of prices in the market for memory modules, we believe that change in unit demand is a more relevant metric for assessing the memory module market than changes in prices or revenues.
      Memory modules are sold through the retail channel or directly to OEMs. Modules sold through the retail channel are manufactured to meet widely-used industry specifications, sold in high volume offered by many module suppliers primarily for use in desktop PCs. Memory modules sold directly to OEMs include both custom and standard modules. Many of the custom modules are offered by a limited number of suppliers who design and manufacture modules for specific applications in high-end computing equipment, such as servers, workstations and storage systems, and communications equipment, such as switches and routers. OEMs’ demand for memory modules is expected to grow faster than the demand in the overall memory module market. According to iSuppli, the OEM demand for DRAM memory modules was approximately 179 million units in 2004 and is expected to grow to 421 million units in 2009, representing a compound annual growth rate of 18.7%.
      There are two main types of suppliers of memory modules: memory semiconductor manufacturers and independent memory module manufacturers. The world’s largest memory semiconductor manufacturers focus on industry standard memory modules for high volume applications such as desktop PCs. Some independent memory module manufacturers also focus on high volume industry standard applications; however, most independent memory module manufacturers, including SMART, focus on providing broad product portfolios that cover a variety of type, density, data rate, voltage, packaging and other increasingly complex features.
      We believe that the growth in the memory module market will benefit those independent memory module manufacturers with the capability to offer leading edge technology, such as increasing die level stacking and multi-chip packaging, customized for OEMs’ specific applications on a global basis.

Embedded Computing and TFT-LCD Markets
      Embedded computing subsystems are board level subsystems designed to perform specific computing functions and are used in a variety of applications, including blade servers, unified messaging systems, voice over IP systems, storage systems and local area networks. There are a number of fundamental drivers for growth in the embedded computing subsystems market, including the increasing trend of OEMs focusing their internal development efforts on their key areas of competency, increasing levels of programmable, intelligent and networked functionality embedded in a variety of systems and increasing demand for standards-based solutions, such as Advanced TeleCommunication Architecture, or ATCA. According to Venture Development Corporation, an independent market research firm, the overall global market for merchant embedded boards was $3.7 billion in 2004 and is expected to grow to $4.6 billion in 2008, representing a compound annual growth rate of 6.0%.
      TFT-LCDs are advanced displays that are used in a variety of applications such as computer displays, televisions, casino and arcade gaming systems and industrial displays. Demand in the gaming and industrial markets is contributing to growth in the sales of LCDs. The growth in the gaming market is driven by customers’ requirements to maximize the number of gaming machines in a defined floorspace and reduce the power consumed by each gaming system. The growth in industrial markets is driven by customer requirements to increase functionality, lower power requirements and increase display locations. According to Gartner’s 2005 report entitled “Large TFT-LCD Screens Worldwide 2000-2010,” the TFT-LCD market is expected to grow from $33.3 billion in 2004 to $71.3 billion in 2010, representing a compound annual growth rate of 13.5%.
Our Competitive Strengths
      We are the leading independent designer, manufacturer and supplier of value added memory modules focused on OEMs. We also offer our customers embedded computing and TFT-LCD display products. We believe that our core competitive strengths include:
      Expertise in Design, Materials, Manufacturing, Test and Logistics. With over 17 years of experience, we have developed comprehensive technical expertise and business processes that we apply throughout the product life cycle to respond to our OEM customers’ rapidly changing product and service requirements worldwide. Our designers and engineers understand the complexities of high performance subsystems and help customers identify the right solutions for their specific applications. Our long standing relationships with leading memory semiconductor suppliers, such as Samsung, Infineon and Micron, give us the capability to procure components in a flexible, timely and cost-effective manner and better enable us to obtain supplies during periods of shortage. Our worldwide locations, linked by our global IT system, are equipped with similar types of surface mount, test and inspection equipment, and utilize common processes and procedures to provide a similar design and manufacturing environment. We serve our customers’ global requirements through four design and seven manufacturing locations, including third party manufacturing arrangements in China and India. Our focus on test platforms and our highly trained test engineers have positioned us as a leader in testing for high-end applications. We have a track record of achieving stringent quality targets across a broad spectrum of system applications. Moreover, through our global logistics capabilities, we custom package, label and ship product worldwide for our customers.
      Custom Solutions Through Design and Engineering Expertise. We believe that our broad technology expertise and leading edge product design enable our customers to achieve rapid time-to-market for their products. By working closely with our customers, we are able to identify their evolving needs and deliver to them technically advanced products in a timely manner. In response to a wide range of technical specifications and increasing complexity in the memory module market, we provide a variety of memory products with multiple configurations, speeds and package types. We provide customer-level thermal and electrical product simulation support and actively participate in industry standards bodies for early access to emerging technologies. As of August 31, 2005, we had 69 research and development personnel worldwide with experience in hardware and software design, test and process. Our engineering team custom designs products to meet our OEM customers’ specific design requirements. When applicable, we also collaborate with other technology companies, such as AMD, Broadcom, Intel and Staktek, and third party motherboard makers, such as Arima/ Rioworks, Supermicro and Tyan. These technology companies assist us in optimizing system compatibility and memory throughput with increased system application performance via our high density, low latency and ultra low latency solutions.

      Leading OEM Customer Base. Our customer base includes leading OEMs in the computing, networking, communications, printer, storage and industrial markets. We have long-standing relationships with our two largest customers, Hewlett-Packard and Cisco Systems. These relationships, which span over 10 years, are multi-dimensional and extend to these customers’ individual business units and engineering organizations as well as to their global supply chain management departments. We also have a broad and diverse base of leading OEM customers including Motorola, Dell, IBM, Network Appliance and Linux Networx. In addition, we are actively building our customer base in Brazil, India and China and increasing our focus on smaller, regional OEMs. Overall, we served more than 350 customers in 2005.
      Worldwide Product Support and Customer Service. We serve our customers globally through dedicated program management teams, which include engineers and sales and support staff, to maximize responsiveness to our customers. We meet our customers’ demands for quick responses to inquiries and orders through extensive customer support, including on-line pricing and navigation tools. We provide our OEM customers with full qualification and testing capabilities at our facilities by implementing strict qualifications and testing programs to reduce failure rates and maximize system yields. In addition, we have on-site service support personnel at key customers to provide them with more extensive support.
      Global Cost Effective Manufacturing. Our global low cost operating structure is designed to deliver competitively priced products while maintaining profitability. We have low cost manufacturing facilities in Asia, Brazil and the Dominican Republic to serve our customers. We believe that our history in the highly cost-sensitive markets in which we compete has required us to operate our manufacturing facilities in a cost effective manner. Our low cost manufacturing model also includes vertical integration in specific markets where it provides a competitive advantage. For example, in Brazil, we plan to import finished wafers and package them first into memory ICs and then into memory modules.
Our Competitive Challenges
      The markets in which we compete are highly cyclical and characterized by constant and rapid change, product obsolescence and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.
      Our competitors include many large domestic and international companies that have substantially greater resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be better able to respond to customer requirements and influence industry acceptance of a particular industry standard or competing technology. Some of our significant suppliers, including Samsung, Infineon and Micron, are also our competitors, and many have the ability to design and manufacture competitive products at lower costs as a result of their higher levels of integration.
      Further, we expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Additionally, our OEM customers have the requisite capabilities and capital resources to design and manufacture subsystems, such as memory modules, internally. The loss of any key customer would materially harm our business.
      For additional information relating to the competitive challenges we face, see “Risk Factors — Risks Related to Our Business.”

Our Strategy
      Our goal is to further strengthen our leadership position as an independent designer, manufacturer and supplier of value added subsystems to OEMs and to pursue opportunities for growth in our target markets. We are pursuing the following strategies to achieve this goal:
      Capitalize on Our Comprehensive Product and Services Offering. Our extensive product offering serves a broad range of customers and end markets. We intend to broaden our customer relationships and end markets by capitalizing on our diverse, high quality and reliable product offering and solutions. In addition to providing standard products, we work closely with our customers to develop custom products that satisfy their specific technological requirements.
      Leverage Our Global Design and Manufacturing Capabilities. We plan to capitalize on our global footprint to continue to develop and manufacture new products that assist our customers in enhancing the performance and timely introduction of their products in a cost effective manner. Our worldwide presence allows us to quickly and effectively respond to customers’ local market needs. In addition, we plan to build upon our unified manufacturing, test and inspection equipment, procedures and processes, as well as our global IT system, to continue to meet our customers’ global needs.
      Deepen Relationships with Leading OEMs. To grow our business, we plan to continue to deepen our relationships with leading OEMs. Our collaborative engineering and design relationships with our OEM customers permit us to gain early visibility into their product roadmaps and thereby increase our ability to achieve new design wins. Our sales organization consists of a combination of dedicated account managers, direct sales teams and outside sales representatives. We believe this three-pronged approach to sales enables us to most effectively reach and service a large number of OEMs worldwide. Our comprehensive multifunctional sales strategy also allows us to establish relationships with multiple business units and their respective decision makers within an OEM customer organization to ensure we are providing the most appropriate product solutions. Initially, we work with a customer’s design and engineering teams, along with their procurement, sales and marketing personnel to identify and design product solutions to satisfy the customer’s specific requirements. The early involvement of our field application engineers allows us to identify and implement value added opportunities and create solutions for our customers. Subsequently, we work with our customer’s quality control, service and manufacturing personnel to ensure that our products integrate seamlessly into their systems.
      Expand Our Market Opportunities. We intend to achieve continued growth through extensions of our existing capabilities, product diversification and targeting of new markets. We intend to apply our expertise with existing technologies to our product development efforts. For example, our expertise in flash can be applied to CompactFlash cards, multi-chip packaging, multi-die packaging, solid state drives and other flash applications. Additionally, we intend to extend our existing business vertically to become a more comprehensive solutions provider. For example, we added the ability to stack memory ICs and intend to package wafers into memory ICs and then into memory modules. We also plan to expand our capabilities into embedded computing and TFT-LCDs and further penetrate the gaming and industrial markets. Moreover, we plan to leverage our global footprint and technological expertise to extend our presence in emerging markets, such as Brazil, India and China, and establish relationships with smaller, regional OEMs worldwide.
      Continue to Focus on Margin and Efficiency Improvements. We have successfully repositioned our business since the Acquisition by de-emphasizing certain product categories and re-focusing our business on higher margin, value added products. This repositioning has contributed to our improved profitability in recent quarters and we believe that we are well positioned to continue to grow our business profitably. Our gross profit for 2005 was approximately $101.3 million, compared to $87.0 million for 2004. We intend to continue to focus on growing the higher margin portions of our business, maintain and explore additional cost effective manufacturing solutions and deploy our capital equipment effectively around the world to satisfy customer demand.

      Pursue Selective Acquisitions. We continue to evaluate and pursue strategic transactions that may broaden our customer base, expand our geographic presence, facilitate our entrance into new markets, add to our intellectual property portfolio and diversify our product offering. We expect to make acquisitions of companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offering. For example, as a result of our acquisition of Estecom in September 2004, we offer TFT-LCD display products.
Our Products and Services
      We provide our customers with advanced technological products as well as comprehensive design, manufacturing, testing and logistics services.

Memory Products
      DRAM Modules. We offer a comprehensive lineup of DRAM memory modules utilizing a wide range of DRAM technologies from legacy Fast Page/ Extended-Data-Out (FP/ EDO) and Synchronous DRAM (SDRAM) to double-data-rate (DDR) SDRAM and leading-edge high performance DDR2 SDRAM devices. These modules encompass a broad range of form factors and functions including the older single in-line memory modules (SIMMs,) and more current dual in-line memory modules (DIMMs), small outline dual in-line memory modules (SO-DIMMs), and very low profile (VLP) DIMMs and mini-DIMMs for space-constrained blade server, or 1.75 inch thin computing server, and networking applications. These memory modules come in configurations of up to 244 pins, which is the number of pins that plug into a motherboard, and densities of up to 8GB. We also accommodate custom module designs based on specific OEM requirements. Our advanced DDR and DDR2 memory modules are designed to operate with high performance devices available through the extensive use of electrical and thermal simulation and modeling. Our DDR DIMMs and DDR 2 DIMMs are tested at-speed on high-end functional testers utilizing comprehensive test suites, enabling these modules to meet the stringent quality requirements of enterprise class systems.
      The following tables summarize certain of our DRAM memory product offerings:

DDR2	Density	Speed (MHz)	Applications

240 Pin Registered DIMMs	512MB-4GB	400/533/667	Servers, Workstations, Storage Area Networks, High Performance Computing
240 Pin Fully Buffered DIMMs	512MB-4GB	533/667	Servers, Workstations, High Performance Computing
244 Pin Registered Mini-DIMMs	256MB-2GB	400/533/667	Blade Servers, Networking, Communications
244 Pin Unbuffered ECC Mini-DIMMs	256MB-2GB	400/533/667	Networking, Communications
240 Pin Unbuffered DIMM	256MB-2GB	400/533/667	PCs
240 Pin Unbuffered ECC DIMMs	256MB-2GB	400/533/667	PCs, Servers, Networking, Communications
200 Pin SO-DIMMs	256MB-1GB	533/667	Notebooks, Subnotebooks
200 Pin Registered SO-DIMM	256MB-1GB	400/533/667	ATCA Blades, Embedded Computers
144 Pin SO-DIMM	128MB-512MB	400/533/667	Printers, Peripherals

DDR	Density	Speed (MHz)	Applications

184 Pin Registered DIMMs	512MB-8GB	266/333/400	Servers, Workstations, Storage Area Networks, High Performance Computing
200 Pin Unbuffered SO-DIMMs	256MB-2GB	266/333/400	Notebooks, Subnotebooks
200 Pin Unbuffered ECC SO-DIMMs	256MB-2GB	266/333/400	Networking, Communications, Industrial Equipment
184 Pin Unbuffered ECC DIMMs	256MB-2GB	266/333/400	PCs, Servers, Networking, Communications
184 Pin Unbuffered DIMM	256MB-2GB	266/333/400	PCs
100 Pin Unbuffered DIMM	64MB-512MB	266/333/400	Networking, Printers

PC100-133	Density	Speed (MHz)	Applications

168 Pin Registered DIMMs	256MB-2GB	100/133	Servers, Workstations, Storage Area Networks
200 Pin Unbuffered ECC SO-DIMMs	128MB-1GB	100/133	Networking, Communications, Industrial Equipment
168 Pin Unbuffered ECC DIMMs	128MB-1GB	100/133	PCs, Servers, Networking, Communications
168 Pin Unbuffered DIMMs	128MB-1GB	100/133	PCs
144 Pin Unbuffered SO-DIMMs	128MB-512MB	100/133	Notebooks, Subnotebooks
100 Pin DIMMs	64MB-256MB	100/133	Networking, Printers

FPM/EDO	Density	Speed (MHz)	Applications

168 Pin DIMMs	64MB-256MB	10-33	Workstations, Routers, PCs
144 Pin SO DIMMs	32MB-128MB	10-33	Notebooks, Printers
72 Pin SIMMs	32MB-128MB	10-33	PCs, Printers, Embedded Controllers, Routers, Servers
200 Pin DIMMs	32MB-64MB	10-150	Workstations, Super Computers
100 Pin DIMMs	32MB-64MB	66-133	Networking, Printers
      Flash Memory Cards and Modules. We design and manufacture flash memory products in a variety of form factors and capacities. Our wide range of flash memory products come in CompactFlash, PC Card, Key Drives, Embedded USB (EUSB), SATA Drives (Serial ATA), Mini IDE Drives, and module form factors that utilize ATA, Linear, IDE, and USB technologies for data and code storage applications. We also build a wide variety of custom flash products like Powered USB Hubs and Embedded Firewire Solid State Drives. We offer a comprehensive line of SIMMs, DIMMs and SO DIMMs based on multiple flash memory technologies, including 72 Pin DRAM-like SIMMs, 80 Pin synchronous SIMMs, 80 Pin asynchronous SIMMs and 168 Pin synchronous and asynchronous DIMMs. Our flash modules are predominantly used in telecom equipment, printers, embedded controller applications, servers, switches and routers. Our relationships with numerous suppliers of flash and controller application specific integrated circuits allow us to offer a wide range of cost-effective products to our customers.

      The following tables summarize certain of our flash memory card and module offerings:

Cards	Density	Features	Applications

Embedded USB Drive IDE
Drive	128MB-16GB	1.8 & 2.5” form factors, 16MB per second write	Industrial Control, Communications Equipment, Medical Equipment, Printers, Embedded Computing, Networking

Serial ATA Drive	Up to 8GB	96MB per second read, 60MB per second write, Industrial grade	Storage Area Networks, RAID Controllers

USB Key Drive	128MB-4GB	18MB per second read/write	Mobile Computing, PCs

ATA PC Card	128MB-4GB	5.0V/3.3V, ATA-compliant, 2M write/erase cycles, up to 6MB write, DMA	Notebooks, Networking, Communications

ATA PC Card	128MB-4GB	5.0V/3.3V, ATA-compliant, 2M write/erase cycles, up to 6MB write, DMA	Notebooks, Networking, Communications

Linear Flash PC Card	256KB-64MB	Execute-in-place, binary data storage, universal card, eFlashTools	Notebooks, Networking, Portable Medical Equipment

CompactFlash Type I & II	128MB-4GB	5.0V/3.3V, ATA-compliant, 2M write/erase cycles, up to 8MB per second write, DMA	Networking, Communications, Industrial Control Equipment

Mini-IDE Drive 2.5” &
3.5”	128MB-4GB	40 and 44-pin IDE connectors, 8MB per second read/write, DMA	Industrial Control Equipment, Communications, Medical Equipment, Printers, Embedded Computing, Networking

Flash Modules	Density	Features	Applications

72P & 80P SIMMs	8MB-128MB	3.3V, 5.0V or 12.0V program voltage, AMD and Intel compatible, Extensive programming and test capabilities	Printers, Communications, Network Switching
144P & 168P DIMMs	8MB-128MB	3.3V, 5.0V or 12.0V program voltage, AMD and Intel compatible, Extensive programming and test capabilities	Communications, Network Switching
      SRAM. We provide SRAM based SIMMs, DIMMs and SO-DIMMs for industrial and other applications. Our SRAM modules are used in communication systems, point of sale terminals, electronic verification equipment, industrial instrumentation, medical instruments, disk drives, servers, graphics, and workstations. We manufacture and market SRAM modules in a variety of form factors and capacities.

      eFlashTools and FlashTools. We have engineered our software development tools, eFlashTools and FlashTools, to offer a user-friendly environment in which to update or program linear flash cards in the field or in-house. With a focus on ease of use, these programs allow users to upgrade their cards from a local desktop with a program sent from the manufacturer (FlashTools) or downloaded (eFlashTools) from a web site. These tools offer significant time savings over legacy support techniques. Our current implementations of these software solutions provide our OEM customers with freedom and flexibility, while not impairing the protection of our customers’ intellectual property. Users can license FlashTools and receive data for programming directly from the OEM. This flexible solution allows the OEM to control its intellectual property. In other cases, users can license eFlashTools from our e-commerce enabled web site.

Embedded Computing Products
      We offer complex, diversified and high quality embedded computing products for computing, communications and storage applications to OEMs. To develop these products, we rely on a small number of highly skilled employees and third parties located worldwide to which we outsource a portion of our product development efforts. Recently, we have begun to focus on product development that combines voice and data traffic in a secure fashion on small to medium sized business networks, a concept we call Voice over IT, or VoIT.
      We produce standard and custom products such as PMC, cPCI, and ATCA boards. Our products undergo rigorous pre-production and production testing, including in-house 3D x-ray inspection, in-circuit test and functional testing. We also offer extended product life support and Restriction of Hazardous Substances, or RoHS, compliant designs, two critical requirements for the customers and markets we serve.

TFT-LCD Display Products
      We offer display products from two locations, the United States and Asia, allowing us to quickly and cost-effectively deliver TFT-LCD solutions to customers worldwide. Our customers use our TFT-LCD solutions to develop casino gaming systems and in integrated applications such as kiosk, ATM, point-of-service, and industrial control systems. In addition to providing engineering and manufacturing expertise, we also provide an extensive logistical and global supply organization to support this product line.
      The following tables summarize certain of our display product offerings:

A/D Board	Resolution Support	Main LCD Size	Applications

Sunflower 2	VGA - WUXGA	19.0” - 57.0”	Public display, Large video display, Advertisement, TVs
Flora Plus	VGA - WXGA	15.0” - 32.0”	Gaming, Amusement arcade
Lily Digital	VGA - SXGA	10.4” - 19.0”	Kiosk, Industrial video display
Lily TV	VGA - SXGA	10.4” - 19.0”	Public display, Industrial video display, Advertisement
Lily Digital S	VGA - SXGA	6.4” - 19.0”	Rack system, Portable DVD, Intelligent panel

Intelligent Panel	Size Support	Features	Applications

Intelligent Panel-L	15.0”, 17.0” & 19.0”	Plug and play display solutions, includes LCD, A/D board, OSD board, inverter, power supply	Rack system, Kiosk, Amusement arcade, Industrial video display

Custom Open Frame	Size Support	Features	Applications

Customize Display Solution	6.4” - 57” Wide	Plug and play display solutions, includes LCD, A/D board, OSD board, inverter, power supply, touch screen	Gaming, Public display, Advertisement

Product-Related Logistics and Services
      Our logistics and services offerings are tailored to meet the specific needs of our customers. As a complement to our product sales, we offer some of our customers procurement, inventory management, repair, test, warranty, retail and bulk packaging and drop shipping services. Our global footprint allows us to provide these services to our customers in any region of the world. For example, we supply upgrade memory modules to over 600 end users worldwide for one of our OEM customers. Our global inventory management capabilities allow us to manage a vast array of customer and supplier part numbers across all of our manufacturing and logistics hubs worldwide to help our customers minimize inventory levels while maintaining reliable delivery. For example, we manage the supply chain of all of the memory semiconductors and modules around the world for a leading networking OEM. In 2003, 2004 and 2005, our logistics and service offerings accounted for approximately 0.6%, 2.0% and 6.4% of net sales, respectively. We currently do not expect that such revenues will materially increase beyond 2005 levels as a percent of our net sales in the near term.

Design, Manufacturing and Test

Design
      By working closely with our customers, we are able to deliver technically advanced products designed to meet their specific needs. We have design centers in Fremont (California), Gunpo (South Korea), Irvine (California) and Tewksbury (Massachusetts). Our engineers focus on applications development, component selection, schematic design, layout, firmware and software driver development. The layouts for memory modules are complex due to their high component and trace densities. These complexities increase as the speed of memory semiconductors increases. Our advanced engineering and design capabilities allow us to address our customers’ increasingly complex needs. We work closely with our customers and suppliers to design competitive solutions to satisfy our customers’ memory requirements and shorten their time-to-market.

Manufacturing
      We believe that the efficiency of our manufacturing operations has benefited from our many years of design experience and our existing library of proven designs which stress high manufacturability and quality. We offer localized, cost-efficient ISO 9001 certified manufacturing services from consignment to turnkey manufacturing, all backed by test services using advanced testing equipment. Our manufacturing facilities are located in Fremont (California), Penang (Malaysia), São Paulo (Brazil), Santo Domingo (Dominican Republic) and Aguada (Puerto Rico) and we are in the process of completing a new manufacturing facility in São Paulo. In addition, we maintain third party manufacturing arrangements in China and India. Over 17 years of manufacturing experience enables us to quickly move from manufacturing initiation to full production volumes of a new product, a key to helping our customers’ achieve rapid time-to-market for their new product introductions. Our manufacturing processes rely on a high level of automation and involve the use of a substantial base of fine pitch surface mount equipment. Our surface mount manufacturing lines for memory modules have been optimized to support the placement and configuration of a high number of semiconductors on each board, in contrast to surface mount equipment used in less specialized electronics manufacturing which typically involves a fewer number of semiconductors and a greater number of passive components on each printed circuit board. As a result of our design efficiencies, high level of automation and general manufacturing expertise, we believe that we are able to achieve high manufacturing yields and reduced direct labor costs and offer our customers quick turnaround of both small and large projects.

Test
      Product testing is an important aspect of our manufacturing operations. We test our products for full functionality. We have a track record of achieving stringent quality targets across a broad spectrum of system applications. We believe that we have established substantial technical expertise in the testing of products for high-end applications. We have a group of experienced test engineers that have developed proprietary testing routines and parameters which, combined with our advanced test equipment, enable us to diagnose problems in system design or components, characterize the performance of new products and provide high quality products in volume.
Suppliers
      To address the needs of our OEM customers, we have developed and maintain relationships with leading semiconductor suppliers located in Germany, Japan, South Korea, Taiwan and the United States. Our semiconductor suppliers include many of the world’s largest semiconductor memory suppliers, such as Samsung, Infineon and Micron. We frequently work jointly with these vendors in bidding for customers’ design-in opportunities. We work closely with our primary suppliers to better ensure that materials are available and delivered on time at competitive prices. Our long-standing relationships with leading semiconductor suppliers put us in a better position to procure sufficient quantities of materials during periods of industry shortages. Our flexible and responsive global manufacturing capabilities, inventory management systems and global IT system allow us to cost-effectively move materials from one site to another and often employ what might otherwise be excess inventory among other products and OEM customers.
      We are dependent on a small number of suppliers for the materials we use in manufacturing our products. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we were unable to procure certain of these materials, we might need to reduce manufacturing operations. We purchase almost all of our materials on a purchase order basis and generally do not have long-term contracts with any suppliers.
Customers
      Our principal customers include major OEMs which compete in the computing, networking, communications, printer, storage and industrial markets. Overall, we served more than 350 customers in 2005. For 2003, 2004 and 2005, our ten largest OEM customers accounted for 87%, 86% and 79% of net sales, respectively. In 2003, 2004 and 2005, Hewlett-Packard accounted for 73%, 65% and 46% of our net sales, respectively. For 2004 and 2005, Cisco Systems accounted for 11% and 18% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales. We have long-standing relationships with Hewlett-Packard and Cisco Systems. These relationships, which span over 10 years, are multi-dimensional. These relationships exist within individual business units and engineering organizations rather than only within global supply management, at these customers.
      The following table sets forth our principal end markets in 2005 and representative customers in each of these end-user markets:
Representative Customers By End Market

High Performance			Networking/			Industrial
Computing	Desktop/PC	Servers	Communications	Printers	Storage	Equipment

Linux Networx, Rackable Systems, HPC Systems, Inc.	Dell, Hewlett- Packard, IBM	Hewlett- Packard, Sun Microsystems, Intel	Cisco Systems, Motorola, Juniper Networks	Hewlett- Packard, Xerox, Electronics For Imaging	Network Appliance, Hewlett- Packard, EMC	Rockwell, Jeppesen, Nextest Systems
Sales, Support and Marketing
      We primarily sell our products directly to major OEMs. Our sales organization also utilizes a network of independent sales representatives located throughout North America, Europe and Asia. Our direct sales and marketing efforts are conducted in an integrated process incorporating these independent sales representatives, together with our own customer service representatives and our senior executives. Larger OEM customers are supported by dedicated sales and support teams. Our advanced memory solutions group provides on-site field application engineering support to our customers. Our field application engineers work closely with our OEM customers early in the process of designing our products into the

OEMs’ systems. We have sales offices in North America, Latin America, Europe and Asia. As of August 31, 2005, we had 94 sales and marketing personnel worldwide.
      In addition, through our channel sales organization, we sell to value added resellers, or VARs, value added dealers, or VADs, distributors and smaller OEMs. Channel sales utilize a limited number of independent sales representatives. We also utilize an on-line memory configuration application which allows quick and easy access to detailed memory upgrade information, helping meet the special needs of system builders, solution integrators, VARs and end-users.
      We provide our customers with comprehensive service and technical support. In order to be closer to our customers, we have customer service personnel on both the east and west coasts in North America, as well as in Latin America, Europe and Asia. Our customer service staff works closely with our customers and our sales teams. Technical support to our customers is provided by our advanced memory solutions and engineering development teams. We have developed a number of on-line tools, some customized for single customers, to assist our customers.
      Our marketing activities include active membership in industry organizations such as JEDEC, PCMCIA, USB Implementers Forum and CompactFlash Association, or CFA. Technology companies with which we work include AMD, Broadcom, Intel and Staktek. We advertise in technical journals, publish articles in leading industry periodicals and utilize direct mail solicitation. We also participate in many industry trade shows worldwide.
Research and Development
      We believe that the timely development of new products is essential to maintaining our competitive position. Our research and development activities are focused primarily on new high-speed memory modules and cards, TFT-LCD analog to digital controller boards and open frame display solutions, products for embedded computing platforms, ongoing improvement in manufacturing processes and technologies and continual improvement in test routines and software. We plan to continue to devote research and development efforts to the design of new products which address the requirements of OEMs.
      Our engineering staff continually explores practical applications of new technologies, works closely with our OEM customers and provides services throughout the product life cycle, including architecture definition, component selection, schematic design, layout, manufacturing and test engineering. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our research and development effort is to understand the challenges presented by our OEM customers’ requirements and satisfy them by utilizing our industry knowledge, proprietary technologies and technical expertise.
      Our research and development expenses totaled $12.5 million, $13.5 million and $9.7 million in 2003, 2004 and 2005, respectively. Our research and development expenses have decreased from 2003 to 2005 as a result of the discontinuation of our communication products. We expect our research and development expenses to increase in 2006, principally as a result of increased spending on our embedded computing and TFT-LCD display products.
Intellectual Property
      We attempt to protect our intellectual property rights through a variety of measures, including non-disclosure agreements, trade secrets and to a lesser extent, patents and trademarks. There can be no assurance, however, that such measures will provide adequate protection for our trade secrets or other proprietary information, that disputes with respect to the ownership of our intellectual property rights will not arise, that our trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that we can otherwise meaningfully protect our intellectual property rights.
      We have five issued patents which expire between March 2014 and March 2021 and nine patent applications pending in the United States. We expect to file new patent applications where appropriate to protect our proprietary technologies; however, we believe that our continued success depends primarily on factors such as the know-how, technological skills and innovation of our personnel rather than on patent protection.
      The markets in which we compete are characterized by frequent claims alleging infringement of patents, trademarks, copyrights or other intellectual property rights of others. We have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. There can be no assurance that these or other companies will not in the future pursue claims against us with respect to the alleged infringement. In addition, litigation may be necessary to protect our intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against third party claims of invalidity. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.
Properties
      Our corporate headquarters are located in a 130,000 square foot facility in Fremont, California. The lease on this facility expires in April 2009, unless our option to extend the lease for a three year period is exercised. We design, manufacture and sell our products at the following facilities:

	Building Size	Leased or
Location	(Sq. Feet)	Owned	Expiration	Capabilities

Fremont, California	130,000	Leased	April 2009	Manufacturing Design Sales
Irvine, California	4,250	Leased	August 2009	Design Sales
Tewksbury, Massachusetts	10,500	Leased	March 2006	Design Sales
Aguada, Puerto Rico	55,000	Leased	December 2007	Manufacturing Sales
São Paulo, Brazil	25,000	Leased	December 2007	Manufacturing Sales
Santo Domingo, Dominican Republic	49,000	Leased	April 2008	Manufacturing
Penang, Malaysia	62,000	Owned	N/A	Manufacturing Sales
Gunpo, South Korea	8,500	Owned	N/A	Design Sales
      In addition to the above facilities, we are in the process of completing a 49,000 square foot manufacturing facility in São Paulo, Brazil which is leased through 2012. We also have arrangements with third parties in Dong-Guan, China and in Bangalore, India for the manufacturing of memory modules under the SMART brand. We also lease a number of sales offices throughout the world.
Backlog
      Sales of our products are generally made pursuant to purchase orders. We include in backlog only those customer orders for which we have accepted purchase orders and to which we expect to ship within the next twelve months. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with only limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future net sales.
Competition
      We conduct business in industries characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Certain of our competitors have substantially greater financial, marketing, technical, distribution and other resources, greater name recognition, lower cost structures and larger customer bases.
      In the memory module industry, we compete against semiconductor suppliers that maintain captive memory module and card production capabilities, including Infineon, Micron, Samsung and SanDisk. Our primary independent memory module and card competitors include Kingston, M-Systems, SimpleTech and Viking InterWorks, a Sanmina-SCI company. In the embedded computing market we compete against Artesyn, Kontron and Radisys, and in the TFT-LCD market, we compete against Kortek and Tobis.
      We face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, certain of our competitors, such as Samsung, Infineon and Micron, are our significant suppliers. These suppliers have the ability to manufacture competitive products at lower costs than we do as a result of their higher levels of integration and therefore have the ability to sell competitive products at lower prices than our products. We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets. In the PC market in Asia, we also compete with local competitors such as A-Data and Ramaxel. These companies may have similar or alternative products that are less costly or provide additional features.
      To remain competitive, we must continue to provide technologically advanced products and manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, reduce manufacturing and testing costs and compete favorably on the basis of price. In addition, increased competitive pressure has led in the past and may continue to lead to intensified price competition, resulting in lower prices and gross margins.
Employees
      At the end of fiscal year 2005, we employed 1,079 regular, full time employees of which 795 were in manufacturing (including test, quality assurance and materials work), 69 were in research and development, 94 were in sales and marketing and 121 were in finance, IT and administration. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.
Environmental Matters
      Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to upgrade our facilities, or curtailment of operations. We believe, based on current information, that any costs we may incur relating to environmental matters in the foreseeable future will not adversely affect us. We cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events will not arise in the future and give rise to additional material environmental liabilities which could have a material adverse effect on our business, financial condition, and results of operations.
Legal Proceedings
      We are from time to time involved in legal matters that arise in the normal course of business. Based on information currently available, we do not believe that the ultimate resolution of any current matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT
      The following table sets forth certain information with respect to our executive officers and members of our board of directors as of the date of this prospectus:

Name	Age	Position

Iain MacKenzie	47	Chief Executive Officer, President and Director
Jack A. Pacheco	45	Vice President and Chief Financial Officer
Wayne Eisenberg	47	Vice President of Worldwide Sales
Alan Marten	46	Vice President and General Manager of Memory Business Unit
Mike Rubino	53	Vice President of Engineering
Ajay Shah(2)(3)	46	Chairman of the Board of Directors
Eugene Frantz(1)(2)(3)	39	Director
John W. Marren(2)	42	Director
Dipanjan Deb(2)	36	Director
Ezra Perlman(1)(2)(3)	34	Director
Dr. C.S. Park(1)(3)(4)	57	Director
Mukesh Patel(1)(4)	47	Director
Clifton Thomas Weatherford(1)(3)(4)	59	Director

(1)	Member of the Audit Committee. Effective immediately prior to the completion of the offering, Messrs. Frantz and Perlman will resign from the audit committee.

(2)	Member of the Compensation Committee. Effective immediately prior to the completion of the offering, Messrs. Marren and Deb shall resign from the compensation committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Determined by our board of directors to meet the requirements for independence under the current standards of the Nasdaq National Market and the SEC.
     Our business was originally founded in 1988 under SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us. The following biographies describe the business experience of our executive officers and directors:
      Iain MacKenzie. Mr. MacKenzie has served as President and as a Director since the Acquisition and previously held equivalent positions at SMART Modular from 2002. Effective September 1, 2005, he is the Chief Executive Officer, President and Director. From 1998 to 2002, Mr. MacKenzie served as Vice President of Worldwide Operations of the Technology Solutions Business unit of Solectron. Before that, he was responsible for the start up of SMART Modular Technologies (Europe) Ltd., and he served as its general manager from 1997 to 1998. Prior to joining SMART Modular, Mr. MacKenzie held various management and leadership positions at other high technology corporations including Hughes Microelectronics, Ferrofluidics, Inc. (NH), Digital Equipment Corp. (semiconductor division) and Apricot Computers Ltd. (a Mitsubishi Company). He holds the Higher National Diploma in mechanical and production engineering and the Ordinary National Diploma in electrical/electronics engineering, both from the Kirkcaldy College of Technology (Fife University) in Scotland.
      Jack A. Pacheco. Mr. Pacheco has served as our Chief Financial Officer since the Acquisition. In addition to his financial responsibilities, he oversees our information technology, human resources and legal activities. Prior to joining us, Mr. Pacheco served as Chief Financial Officer for Ignis Optics, Inc. from August 2001 to October 2003 and as San Jose General Manager at Bookham Technology, after it acquired Ignis Optics, Inc., from October 2003 to April 2004. After Solectron acquired SMART Modular in 1999,

Mr. Pacheco served as the Chief Financial Officer of the Technology Solutions Business unit of Solectron until 2001. From 1994 to 1999, he served as SMART Modular’s Corporate Controller and Vice President of Finance. He holds an M.B.A. from Golden Gate University and a B.S. in Business Administration from Washington State University.
      Wayne Eisenberg. Mr. Eisenberg has served as our Vice President of Worldwide Sales since the Acquisition and previously held an equivalent position at SMART Modular from 2002. Mr. Eisenberg is responsible for our global, strategic and general accounts. Between 1995 and 2002, Mr. Eisenberg held various positions with SMART Modular, including Vice President Sales, Director North American and European Sales, Director North American Sales, Director Western Area OEM Sales, and Director Channel Sales. Mr. Eisenberg has also held various positions at other high technology companies including Toshiba America CSD, GRiD Systems, Harris Corporation, Decision Data Computer Corporation and Monroe Systems. He holds a B.A. in Journalism with a minor in Business Administration from California State University at Chico.
      Alan Marten. Mr. Marten has served as Vice President and General Manager of our Memory Products Division since the Acquisition and held an equivalent position at SMART Modular from 1997. Mr. Marten is responsible for our product line management and business strategy. Prior to this, Mr. Marten was SMART Modular’s Director of Sales from 1990 to 1994, and was Vice President of Sales and Marketing from 1995 to 1997. Mr. Marten began his career at AMD as a financial analyst and a product-marketing manager and then joined Arrow Electronics where he served as Director of Product Management Semiconductor and Memory Products from 1987 to 1989. Mr. Marten holds a B.S. in Economics from Santa Clara University.
      Mike Rubino. Mr. Rubino has served as our Vice President of Engineering since the Acquisition and previously held an equivalent position at SMART Modular from 1999. Mr. Rubino is responsible for our memory product design, test development, documentation control, NPI, failure analysis, customer solution definition, BOM engineering, and new technology evaluation. Mr. Rubino has also held various positions at IBM, Burroughs Corp., Schenck Trebel Corp. and Grumman Aerospace. He holds a B.S. in Electrical Engineering from Rochester Institute of Technology and an M.S. in Electrical Engineering from Syracuse University.
      Ajay Shah. Mr. Shah has been a Director since April 2004. Mr. Shah is the Managing Partner of Shah Capital Partners and Shah Management. Shah Management manages over $300 million in assets, which includes Shah Capital Partners, a fund focused on private equity investments in developed private and public technology companies. From 1999 to 2002, Mr. Shah was the CEO of, and led the founding of the Technology Solutions Business unit of, Solectron, which was composed of Solectron subsidiaries that develop, market and manufacture a variety of electronics products including SMART Modular, Force Computers, DY4 Corporation and US Robotics. In 1988, Mr. Shah co-founded SMART Modular. He currently serves on the boards of CMAC MicroTechnology, Moser Baer India Ltd., Proactive Networks and TES Corporation, B.V. Mr. Shah holds an M.S. in Engineering Management from Stanford University, California, and a Bachelor’s in Engineering from the University of Baroda, India.
      Eugene Frantz. Mr. Frantz has been a Director since April 2004. Mr. Frantz is a Partner of Texas Pacific Group, or TPG, focusing on investments in technology and telecom. Prior to joining TPG in 1999, Mr. Frantz worked at Oracle Corporation, most recently leading its venture capital effort, where he was responsible for making equity investments in software and internet companies. Prior to joining Oracle, Mr. Frantz was a Vice President at Morgan Stanley, specializing in technology mergers and acquisitions spanning the semiconductor, data networking, software and internet sectors. Mr. Frantz also serves on the board of Network General. Mr. Frantz received an M.B.A. from Stanford Business School and a B.S. from the University of California, Berkeley.
      John W. Marren. Mr. Marren has been a Director since April 2004. Mr. Marren is a Partner of Texas Pacific Group, or TPG, and currently leads TPG’s technology team. Before joining TPG in 2000 Mr. Marren was a managing director at Morgan Stanley from 1996 to 2000, most recently as co-head of the Technology Investment Banking Group. From 1992 to 1996, he was managing director and senior semiconductor research analyst at Alex. Brown & Sons. Prior to Alex. Brown & Sons, Mr. Marren spent eight years in the semiconductor industry working for VLSI Technology and Vitesse Semiconductor. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials and also serves on the boards of ON Semiconductor Corporation, Conexant Systems, Inc., Celerity, Network General Corporation and Isola. Mr. Marren holds a B.S. in Electrical Engineering from the University of California, Santa Barbara.
      Dipanjan Deb. Mr. Deb has been a Director since April 2004. Mr. Deb is a founder of Francisco Partners and has been a partner since its formation in 1999. Prior to founding Francisco Partners, Mr. Deb was a principal with Texas Pacific Group from 1998 to 1999. Earlier in his career, Mr. Deb was director of semiconductor banking for Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb also serves on the boards of AMI Holdings, Inc., MagnaChip Semiconductor LLC, Credence Systems Corporation, Ultra Clean Holdings, Inc. and Conexant Systems, Inc. Mr. Deb holds an M.B.A. from the Stanford Graduate School of Business and a B.S. in Electrical Engineering and Computer Science from University of California, Berkeley.
      Ezra Perlman. Mr. Perlman has been a Director since April 2004. Mr. Perlman is a Principal with Francisco Partners. Prior to joining Francisco Partners in 2003, Mr. Perlman was a Senior Associate with Battery Ventures from 2000 to 2002, where he was involved in identifying, executing and managing private equity investments in software companies. Earlier, Mr. Perlman was an executive in the credit card industry with Advanta and a management consultant with Oliver, Wyman & Company. Mr. Perlman also serves on the board of AttachmateWRQ, Inc. He holds an M.B.A. from the Stanford Graduate School of Business and B.A. in Applied Mathematics from Harvard University.
      Dr. C.S. Park. Dr. Park has been a Director since June 2004. Dr. Park is Chief Executive Officer and Chairman of Maxtor Corporation, a company that manufactures hard drives and provides storage solutions. Prior to joining Maxtor in November 2004, he served as investment partner and senior advisor at H & Q Asia Pacific, a private equity firm, from April 2004 to September 2004, and as a managing director for the firm from November 2002 to March 2004. Dr. Park served as President and Chief Executive Officer of Hynix Semiconductor, Inc., a company that manufactures semiconductor products, from March 2000 to May 2002. Dr. Park served as President and Chief Executive Officer of Hynix Semiconductor America Inc. from September 1996 to February 2000. Dr. Park served as President and Chief Executive Officer of Maxtor from February 1995 to July 1996. From 1993 to 1995, he was Chairman, President and Chief Executive Officer of Axil Computer, Inc., a workstation computer manufacturer. Dr. Park also serves on the board of STATS ChipPAC Ltd., a Singapore based public company in the semiconductor industry and has been Chairman of Maxtor’s board since 1998. He holds a Doctorate in Business Administration from Nova Southeastern University, an M.B.A. from the University of Chicago and a B.A. from Yonsei University, South Korea.
      Mukesh Patel. Mr. Patel has been a Director since April 2004. Mr. Patel is President and Chief Executive Officer of Metta Technology, which he co-founded in 2004. He also served as Chief Executive Officer of Sparkolor Corporation, which Intel Corporation acquired in late 2002. In addition, Mr. Patel co-founded SMART Modular, which Solectron acquired in 1999, serving at SMART Modular as Vice President and General Manager Memory Product Division from August 1995 to August 1998 and as Vice President, Engineering from February 1989 to July 1995. Prior to SMART Modular, Mr. Patel was employed in the semiconductor industry at Seeq Technology, Advanced Micro Devices and Samsung Semiconductor. Mr. Patel also serves on the board of AEHR Test Systems. He holds a B.S. in Electrical Engineering from Bombay University, India.
      Clifton Thomas Weatherford. Mr. Weatherford has been a Director since March 2005. Mr. Weatherford served as Executive Vice President and Chief Finance Officer of Business Objects, a provider of business intelligence software from September 1997 until his retirement in January 2003. With over 35 years of experience in global technology, Mr. Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schulmberger, and Ungerman-Bass, Inc., a wholly owned subsidiary of Tandem Computers, in the United States, Europe and

Japan. Mr. Weatherford also serves on the board and as audit committee chairman of each of Saba Software, Ilog S.A., Synplicity, Advanced Analogic Technologies and Tesco Corporation. Mr. Weatherford holds a B.B.A. from the University of Houston.
Board Structure and Compensation
      Upon the completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners, through their membership interests in Modular, L.L.C., will collectively beneficially own approximately      % of our outstanding ordinary shares, or approximately      % if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares. As a result, we are, and will continue to be upon completion of the offering, a “controlled company” under current Nasdaq National Market rules and will not be required to comply with all of corporate governance standards as they relate to director independence.
      Pursuant to a shareholder’s agreement, our shareholder, Modular, L.L.C., which is primarily owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners, has the right to nominate up to five members of our board of directors and to nominate jointly with our President or Chief Executive Officer (who shall serve as a member of our board of directors during his employment with us) three other independent directors to our board as long as it holds at least 25% of our outstanding ordinary shares. These rights of Modular, L.L.C. do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. Moreover, as Modular, L.L.C.’s ownership interest in us decreases, its right to nominate directors will be reduced. In addition, the shareholder’s agreement and our memorandum and articles of association provide that our board of directors may not take certain significant actions without the approval of Modular, L.L.C. so long as it owns at least 25% of our outstanding ordinary shares. For a more complete description of the shareholder’s agreement, see the section captioned “Certain Relationships and Related Party Transactions.”
      Our board of directors currently consists of nine directors. Each director serves until his death, disability, retirement, resignation or removal (with or without cause) by means of a resolution of the other directors or an ordinary resolution of our shareholders. Non-employee independent directors are paid a $20,000 annual fee, a $3,000 annual fee per committee on which a non-employee independent director serves (except for the audit committee, in which case it is $5,000) and a $6,000 annual fee per committee on which a non-employee independent director serves as the chairperson (except for the audit committee, in which case it is $20,000). In addition, our policy is to grant an option to purchase 50,000 ordinary shares to each non-employee independent director upon first joining the board and an option to purchase 10,000 additional ordinary shares annually.
      Our board of directors has the following committees:

Audit Committee
      The audit committee of our board of directors reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to our board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and our board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest. Mr. Weatherford serves as chairperson and financial expert of the audit committee.

Compensation Committee
      The compensation committee of our board of directors makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Nominating and Corporate Governance Committee
      The nominating and corporate governance committee of our board of directors identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines.
Compensation Committee Interlocks and Insider Participation
      During the last fiscal year, none of our executive officers was serving on the board of directors or on the compensation committee of any other company, any officers of which served either on our board of directors or on our compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Party Transactions.”
Executive Compensation
      The following table sets forth compensation information for our president and our four other executive officers who, based on salary and bonus compensation, were our most highly compensated executive officers for 2005.

Summary Compensation Table

				Long-Term
				Compensation Awards
		Annual Compensation
				Securities Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Options (#)	Compensation(1)

Iain MacKenzie, Chief Executive	2005	$283,171	$324,298	—	$11,826
Officer, President & Director	2004	277,200	432,667	855,161	764,316
Jack A. Pacheco, Vice President &	2005	196,000	227,921	—	12,594
Chief Financial Officer(2)	2004	67,596	34,688	342,064	554
Wayne Eisenberg, Vice President	2005	175,000	180,169	—	5,539
of Worldwide Sales	2004	170,000	201,252	283,425	534,018
Alan Marten, Vice President and
General Manager of Memory	2005	160,000	164,068	—	5,054
Business Unit	2004	154,510	232,884	283,425	519,456
Mike Rubino, Vice President of	2005	160,000	117,267	—	3,986
Engineering	2004	157,520	189,975	283,425	296,631

(1)	Amounts in this column consist of $2,754 and $3,931 in immigration-related expenses (paid for Mr. MacKenzie) in 2005 and 2004, respectively, $27,993 and $29,068 in annual contributions by us to 401(k) plans in 2005 and 2004, respectively, $8,251 and $3,247 in annual premiums for basic and executive life insurance and accidental death and disability insurance in 2005 and 2004, respectively and $1,319,500 in sale bonuses and $759,230 in integration bonuses in 2004 in connection with the Acquisition. The above sale and integration bonuses were received as paid:

Messrs. MacKenzie, Eisenberg, Marten, and Rubino received sale bonuses of $475,600, $356,700, $356,700, and $130,500, respectively. As agreed prior to the Acquisition, Solectron reimbursed us for our payment of the sale bonuses. Messrs. MacKenzie, Eisenberg, Marten, and Rubino received integration bonuses of $277,200, $170,000, $154,510, and $157,520, respectively.

(2)	Mr. Pacheco joined us as Vice President and Chief Financial Officer in April 2004. The 2004 salary and bonus figures shown in the table above are therefore only for the portion of 2004 during which Mr. Pacheco was employed with us.
          Option Grants in Fiscal Year Ended August 31, 2005
      We did not grant options to purchase our ordinary shares during 2005 to the executive officers listed in the Summary Compensation Table above.

Aggregated Option Values at August 31, 2005
      The following table shows information regarding unexercised options held as of August 31, 2005 by executive officers listed in the Summary Compensation Table above. None of these individuals exercised stock options during 2005.

			Number of Ordinary Shares
			Underlying Unexercised		Value of the Unexercised
	Ordinary		Options Held at		In-The-Money Options at
	Shares		Fiscal Year-End (#)		Fiscal Year-End ($)(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Iain MacKenzie	—	—	249,421	605,740
Jack A. Pacheco	—	—	99,768	242,296
Wayne Eisenberg	—	—	82,665	200,760
Alan Marten	—	—	82,665	200,760
Mike Rubino	—	—	82,665	200,760

(1)	Because there was no public trading market for our ordinary shares as of August 31, 2005, these values have been calculated based on an assumed initial public offering price of $ per ordinary share, less the applicable exercise price.
          Equity Compensation Plan
      Our stock incentive plan provides for the award of stock options, restricted stock, restricted stock units, or other stock-based awards. Subject to adjustment in the event of certain corporate transactions or events, these stock awards currently may consist of a maximum of 7,329,948 ordinary shares, including ordinary shares underlying previously granted awards. Shares of stock subject to awards that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan may be administered from time to time by the board of directors or by a committee to whom the board delegates authority. The plan provides that awards may be granted to employees, directors and consultants of us or our affiliates.
      Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each incentive stock option is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant, and the exercise price of each non-statutory option is required to be not less than 85% of the fair market value of the underlying stock subject to the option on the date of grant. These minimum price provisions are increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of our securities.
      The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the board, by delivery of other of our securities or any other form of legal consideration acceptable to the board.
      We expect to amend our equity incentive plan prior to the effectiveness of our initial public offering. We will reserve additional ordinary shares, subject to shareholder approval.
          401(k) Plan
      We maintain a 401(k) retirement savings plan under which all of our U.S. employees who are employed longer than six months are eligible to participate. Each participant may contribute to the 401(k) plan through payroll deductions, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. Employees are eligible for an up to 50% matching discretionary contribution from us based on each employee’s total contribution, not to exceed 6% of an employee’s compensation. Discretionary contributions are made on a quarterly basis and vest upon contribution.

Employment Arrangements
      We have extended offer letters to each of our executive officers, pursuant to which we offered and they accepted their respective positions, base salaries and bonus opportunities, certain stock option grants and other employee benefits. Each of our executive officers are at-will employees.
      The offer letters to Messrs. MacKenzie, Eisenberg, Marten and Rubino provided for one-time integration bonuses equal to 100% of base salary that were paid during fiscal 2004 after completion of the Acquisition. These bonuses are reflected in the Summary Compensation Table above. The offer letter to each of Messrs. MacKenzie, Pacheco, Eisenberg, Marten and Rubino provides a target annual bonus opportunity of 100% of base salary, other than Mr. Rubino whose target annual bonus opportunity is 75% of base salary, with the actual annual bonus based on achievement of performance criteria established by the board of directors. The board of directors has in the past authorized annual bonuses in excess of target because the performance criteria were exceeded. These offer letters also provided for initial base salaries, which have since been increased by the board of directors. The historical base salaries of each of the named executive officers is reflected in the Summary Compensation Table above. Mr. MacKenzie’s offer letter provides that we may enter into an employment agreement with him, in which case we would agree to pay him severance of 12 months of base salary and target bonus if he is terminated without cause or resigns for good reason. We also pay for certain immigration-related expenses for Mr. MacKenzie. Prior to the Acquisition, Messrs. MacKenzie, Eisenberg, Marten and Rubino entered into change in control agreements with severance protection for a limited period of time after the closing of the Acquisition, which agreements expired in April 2005.
Indemnification and Insurance
      A Cayman Islands exempted company is a company incorporated under the laws of the Cayman Islands whose business is conducted mainly outside the Cayman Islands. As a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Law (2004 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been fraud, willful default or reckless disregard on the part of the director or officer in question.
      Our articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.
      We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.
      In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.
      We also make available standard life insurance and accidental death and disability insurance policies to our employees.

PRINCIPAL AND SELLING SHAREHOLDER
      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by (1) each person known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares, (2) each of our directors, (3) each of the executive officers named in the section entitled “Management” above and (4) all of our executive officers and directors as a group.
      Percentage of ownership is based on 49,089,850 ordinary shares outstanding as of October 31, 2005. Beneficial ownership is calculated based on SEC requirements. These requirements also treat as outstanding all ordinary shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is October 31, 2005. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.
      Other than as specifically noted below, the address of each of the named entities or individuals is c/o SMART Modular Technologies (WWH), Inc., 4211 Starboard Drive, Fremont, California 94538.

					Ordinary Shares		Ordinary Shares
	Ordinary Shares				Beneficially Owned		Beneficially Owned
	Beneficially Owned Prior		Ordinary Shares		After the Offering		After the Offering With
	to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment

Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Greater than 5% Shareholders:
Modular, L.L.C.(1)	48,872,340	99.6%
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
TPG Advisors III, Inc.(2)	5,095,038	10.4
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
TPG Advisors IV, Inc.(2)	7,816,220	15.9
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
T(3) Advisors II, Inc.(2)	6,455,619	13.2
301 Commerce St., Ste. 3300
Fort Worth, TX 76102

					Ordinary Shares		Ordinary Shares
	Ordinary Shares				Beneficially Owned		Beneficially Owned
	Beneficially Owned Prior		Ordinary Shares		After the Offering		After the Offering With
	to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment

Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Francisco Partners, L.P.(3)	19,366,877	39.5%
c/o Francisco Partners GP, LLC
2882 Sand Hill Road, Ste. 280
Menlo Park, CA 94025
Shah Capital Partners, L.P.(4)	8,515,115	17.4
5201 Great America Parkway,
Ste. 532
Santa Clara, CA 95054
Named Executive Officers and Directors:
Iain MacKenzie(5)	474,422	*
Jack A. Pacheco(6)	165,781	*
Wayne Eisenberg(7)	144,675	*
Alan Marten(8)	278,052	*
Mike Rubino(9)	123,408	*
Ajay Shah(10)	8,515,115	17.4
Eugene Frantz	—	—
John W. Marren	—	—
Dipanjan Deb(11)	19,366,877	39.5
Ezra Perlman(11)	19,366,877	39.5
Dr. C.S. Park(12)	21,249	*
Mukesh Patel(13)	798,101	1.6
Clifton Thomas Weatherford	—	—
All Executive Officers and Directors as a group (13 persons)(1)	29,866,431	60.8%

*	Indicates less than 1%.

(1)	The Membership Units of Modular, L.L.C. are principally beneficially owned by TPG III SM, LLC (10.43%), TPG IV SM, LLC (15.99%), T3 II SM, LLC (13.21%), Francisco Partners, L.P. (39.63%) and Shah Capital Partners, L.P. (17.42%).

(2)	Includes 5,095,038 ordinary shares, 7,816,220 ordinary shares and 6,455,619 ordinary shares held by TPG III SM, LLC, TPG IV SM, LLC and T(3) II SM, LLC, respectively, by virtue of their ownership of 10.43%, 15.99% and 13.21%, respectively, of the outstanding Membership Units of Modular, L.L.C. TPG III SM, LLC is indirectly controlled by TPG Advisors III, Inc.; TPG IV SM, LLC is indirectly controlled by TPG Advisors V, Inc.; and T(3) II SM, LLC is indirectly controlled by T(3) Advisors II, Inc. (collectively, TPG Advisors). David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and the sole shareholders of TPG Advisors. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by the foregoing entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(3)	Includes 19,240,033 ordinary shares, 94,741 ordinary shares and 32,103 ordinary shares beneficially owned by Francisco Partners, L.P., Francisco Partners Fund A, L.P., and FP Annual Fund Investors, L.L.C., respectively, by virtue of their ownership of a total of 39.63% of the outstanding Membership Units of Modular, L.L.C. Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. (including Mr. Deb) who are employees of Francisco Partners, L.P. Francisco Partners, L.P.’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, Keith Geeslin, David Golob, Sanford Robertson and Gerald Morgan. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by Francisco Partners, L.P. Messrs. Deb and Perlman are employees of Francisco Partners, L.P. and disclaim beneficial ownership of the securities held by Modular, L.L.C. and Francisco Partners, L.P.

(4)	Ajay Shah holds ultimate management power over Shah Capital Partners, L.P., which gives him investment power over the securities held by such entity. Mr. Shah disclaims beneficial ownership of such securities.

(5)	Includes ordinary shares held by Modular, L.L.C., representing ownership of a portion of Membership Units of Modular, L.L.C., and 341,045 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after October 31, 2005.

(6)	Includes ordinary shares held by Modular, L.L.C., representing ownership of a portion of Membership Units of Modular, L.L.C., and 140,773 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after October 31, 2005.

(7)	Includes 33,344 ordinary shares held by Modular, L.L.C., representing ownership of a portion of Membership Units of Modular, L.L.C., 20,000 ordinary shares held in an individual capacity and 91,331 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after October 31, 2005.

(8)	Includes 166,721 ordinary shares held by Modular, L.L.C., representing ownership of a portion of Membership Units of Modular, L.L.C., 82,665 ordinary shares held in an individual capacity and 28,666 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after October 31, 2005.

(9)	Includes ordinary shares held by Modular, L.L.C., representing ownership of a portion of Membership Units of Modular, L.L.C., and 110,070 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after October 31, 2005.

(10)	Includes 8,515,115 ordinary shares beneficially owned by Shah Capital Partners, L.P., by virtue of its ownership of 17.42% of the outstanding Membership Units of Modular, L.L.C.

(11)	Includes 19,240,033 ordinary shares, 94,741 ordinary shares and 32,103 ordinary shares beneficially owned by Francisco Partners, L.P., Francisco Partners Fund A, L.P., and FP Annual Fund Investors, L.L.C., respectively, by virtue of their ownership of a total of 39.63% of the outstanding Membership Units of Modular, L.L.C. Individual is an employee of Francisco Partners, L.P. and disclaims beneficial ownership of the securities held by Modular, L.L.C. and Francisco Partners, L.P.

(12)	Represents ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after August 31, 2005.

(13)	Represents ordinary shares beneficially owned by Patel Family Partners, L.P., by virtue of its ownership of 1.63% of the outstanding Membership Units of Modular, L.L.C.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Modular, L.L.C.
      We have entered into certain agreements with Modular, L.L.C., which owns substantially all of our issued and outstanding ordinary shares. Modular, L.L.C. is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners.

Shareholder’s Agreement
      We and Modular, L.L.C. have entered into a shareholder’s agreement. The shareholder’s agreement covers matters of corporate governance, restrictions on transfer of our securities and information rights.
      Corporate Governance. The shareholder’s agreement provides that Modular, L.L.C. has the right to nominate up to five members of our nine member board of directors, and to nominate jointly with our President or Chief Executive Officer (who shall also serve as a member of the board of directors during his employment with us) three other independent directors to our board as long as it holds at least 25% of our outstanding ordinary shares. Messrs. Shah, Frantz, Marren, Deb and Perlman were nominated by Modular, L.L.C. and Messrs. Park, Patel and Weatherford were nominated jointly by Modular, L.L.C. and our Chief Executive Officer. These rights of Modular, L.L.C. do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. Moreover, as Modular, L.L.C.’s ownership interest in us decreases, its right to nominate directors will be reduced as follows:

Percent of Nominees
for Election to Our
Board of Directors
(to be Rounded up
to the Nearest
Whole Number of
Percentage Share Ownership	Directors)

25% or more	51%
Less than 25%	25%
Less than 20%	20%
Less than 10%	10%
Less than 5%	0%
      Subject to the rules and regulations of the SEC and the Nasdaq National Market relating to the independence of directors, Modular, L.L.C. has the right to appoint a number of members of the committees of our board of directors on a basis similar to that described above with respect to the full board. Further, consistent with our articles of association, the shareholder’s agreement provides that a quorum of our board of directors must include a majority of members nominated by Modular, L.L.C.
      The shareholder’s agreement and our articles of association also provide that our board of directors may not take certain significant actions without the approval of Modular, L.L.C. as long as it owns at least 25% of our outstanding ordinary shares. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer, president and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, president, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the shareholder’s agreement or exercise or waiver of rights under the shareholder’s agreement;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions or the recapitalization, reclassification, redemption, repurchase or other acquisition of any of our subsidiaries’ securities;

•	any incurrence or refinancing of indebtedness in excess of $10.0 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy, the scope of our business or any of our material customer relationships.
      Further, by virtue of our articles of association, Modular, L.L.C. is given a weighted voting right with respect to any amendment to our memorandum or articles of association and any voluntary liquidation by us, each of which require a vote of shareholders under Cayman Islands law.
      All of the provisions of the shareholder’s agreement are expressly subject to any requirements as to governance imposed by rules of the SEC and of any exchange on which our securities are listed.
      Information Rights. So long as Modular, L.L.C. holds any of our securities, it has the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as it reasonably requests.

Registration Rights Agreement
      We and Modular, L.L.C. have entered into a registration rights agreement under which Modular, L.L.C. has registration rights with respect to our ordinary shares.
      Demand Registration. The registration rights agreement provides that, any time following the earlier of 180 days after the effective date of the registration statement for an initial public offering of our ordinary shares or upon the expiration of the lock-up period imposed by the managing underwriters for such initial public offering or one year after the date of the registration rights agreement, we can be required to effect, at our expense, additional registration statements, or demand registrations, registering the securities held by Modular, L.L.C. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the aggregate gross proceeds expected to be received does not equal or exceed either $25.0 million if the demand registration would constitute an initial public offering or $5.0 million in all other cases or if we have effected a demand registration within the preceding ninety days. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to Modular, L.L.C. and its permitted transferees.
      Incidental Registration. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, Modular, L.L.C. will have the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us.
      If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to Modular, L.L.C. and its permitted transferees. We and the shareholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement.

Arrangements with the Investors

Advisory Agreements with Texas Pacific Group, Francisco Partners and Shah Capital Partners
      In April 2004, we entered into advisory agreements with entities affiliated with each of Texas Pacific Group, Francisco Partners and Shah Capital Partners, which are members of our principal shareholder, Modular, L.L.C., pursuant to which such advisors may provide financial, advisory and consulting services to us and our affiliates. These services have in the past included and may in the future include: executive and management services; identification, support and analysis of acquisitions and dispositions by us or our subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements; human resource functions, including searching for and hiring of executives; and other services for us or our affiliates upon which our board of directors and each of these advisors may agree. Specific services provided by each of these advisors to date have included, among others, the design of our equity capital structure and assistance with analysis of our structure for tax purposes, analyzing various financing alternatives, assistance in the identification and appointment of our directors, creation of our employee stock incentive plan and negotiation of certain employment agreements between us and our employees. Each advisory agreement has an initial term of ten years. There are no minimum levels of service required to be provided pursuant to each advisory agreement.
      Each advisory agreement also includes customary indemnification provisions in favor of these advisors, as applicable, and customary limitations of each entity’s liability for services rendered under the advisory agreement in good faith and with reasonable care.
      Pursuant to the advisory agreements, in 2004 we paid to each of the advisors affiliated with Texas Pacific Group, Francisco Partners and Shah Capital Partners a transaction fee of $2.4 million, $2.4 million and $1.2 million, respectively, plus reasonable out-of-pocket expenses, for the services rendered by them in connection with the structuring of the financing for our restructuring and divestiture from Solectron in April 2004 and for certain other management services rendered.
      During the term of the advisory agreements, we are also required to pay to each of these advisors an annual advisory fee of $1.0 million, plus reasonable out-of-pocket expenses. These fees and expenses are payable to each of these advisors on a quarterly basis. We incurred approximately $2.6 million for management fees in 2005. These fees are included in selling, general and administrative expenses in the accompanying condensed consolidated and combined statements of operations. We intend to use an aggregate of $9.0 million of the net proceeds of this offering to make a one-time payment of $3.0 million to each of these advisors, in consideration for the termination of our obligations to pay annual fees under the advisory agreements.

Payment of Dividend and Redemption of Preferred Shares
      We used $65.1 million of the proceeds from the sale of our senior secured floating rate notes in March 2005 to redeem all of our outstanding series A redeemable preferred shares from Modular, L.L.C., which is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners.

DESCRIPTION OF CERTAIN INDEBTEDNESS
      The following is a summary of our senior secured floating rate notes and senior secured credit facility. This summary is not complete and is qualified in its entirety by reference to the actual indenture, agreement and related documents, which are available as set forth in the section captioned, “Where You Can Find More Information.”
Senior Secured Floating Rate Notes
      We issued $125.0 million aggregate principal amount senior secured floating rate notes pursuant to an indenture, dated as of March 28, 2005, between SMART, certain SMART subsidiary guarantors and U.S. Bank National Association, as trustee. The notes accrue interest at a rate equal to LIBOR plus 5.50% per year. Interest on the notes is reset quarterly and is payable quarterly on January 1, April 1, July 1, and October 1 of each year. The notes mature on April 1, 2012 and are jointly and severally guaranteed on a senior basis by all of our restricted subsidiaries, subject to some limited exceptions.
      The notes and the guarantees are secured on a second-priority basis by the capital stock of, or other equity interests in, most of our subsidiaries (but limited to 66% of the capital stock of, or equity interests in, any foreign subsidiary held by any domestic subsidiary), and substantially all of our other assets and those of our domestic, United Kingdom and Cayman Islands subsidiaries, in each case that are held by us or any of the guarantors, subject to some limited exceptions. The lenders under our senior secured credit facility and certain other indebtedness benefit from first-priority liens on the collateral.
      The notes and the guarantees rank (1) equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness, (2) senior to our and the guarantors’ existing and future senior subordinated and subordinated indebtedness, (3) effectively junior to all secured indebtedness that is secured by a first-priority lien on the collateral, to the extent of the value of the assets securing such indebtedness, and (4) effectively junior to all of the liabilities of our subsidiaries that have not guaranteed the notes.
      Pursuant to an intercreditor agreement, the liens securing the notes are expressly second in priority to all liens that secure (1) obligations under our senior secured credit facility, (2) certain other future indebtedness permitted to be incurred under the indenture governing the notes and (3) management services arrangements. Pursuant to the intercreditor agreement the second-priority liens securing the notes may not be enforced at any time when any first priority liens are outstanding, except for certain limited exceptions.
      We may redeem the notes, in whole or part, at any time prior to April 1, 2008 at a price equal to 100% of the principal amount of the notes plus a make whole premium, plus accrued and unpaid interest, if any.
      On and after April 1, 2008 and prior to maturity, we may elect to redeem all or part of the notes at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest, including additional interest, if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Redemption
Year	Price

2008	103%
2009	102%
2010	101%
2011 and thereafter	100%
      In addition, prior to April 1, 2008, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 100% of the principal amount of the notes plus a premium equal to the interest rate per year applicable on the date on which the notice of redemption is given, plus accrued and unpaid interest on the notes, if any, to the redemption date, with the net proceeds of certain

equity offerings within 90 days of the closing of any such equity offering. We intend to use approximately $           million of the net proceeds of this offering to redeem $43.75 million aggregate principal amount of the notes, and pay a prepayment premium and accrued and unpaid interest thereon.
      We are also required to offer to repurchase the notes, if we sell certain assets or experience specific kinds of changes of control, at a purchase price equal to 101% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase.
      The indenture governing the notes also contains customary events of default and covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, create liens, engage in sale/leaseback transactions, pay dividends, redeem capital stock or make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger.
Credit Facility
      Contemporaneously with the closing of the offering of the senior secured floating rate notes, we amended and restated our loan and security agreement to provide for a new senior secured credit facility. We also entered into an intercreditor agreement with the agent under the senior secured credit facility and the trustee under the notes. The new senior secured credit facility provides for up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by the borrowers under the senior secured credit facility — SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and SMART Modular Technologies (Puerto Rico) Inc. Any letters of credit outstanding under our senior secured credit facility will reduce availability for borrowing thereunder. The senior secured credit facility is available for general corporate purposes until March 28, 2009, unless earlier terminated.
      Obligations under the senior secured credit facility and hedging agreements and certain other financial (including cash management) arrangements are unconditionally guaranteed, jointly and severally, by us and each of our wholly owned domestic and foreign subsidiaries, other than Estecom and SMART Modular Technologies (Deutschland) GmbH, and cross guaranteed by the other borrowers (except that certain foreign subsidiaries will not guarantee the obligations of the domestic borrower). All obligations of the borrowers and the Cayman Islands guarantors under the senior secured credit facility are secured by substantially all of the respective obligor’s assets, including but not limited to a first priority pledge of all capital stock of each obligor’s wholly owned subsidiaries, limited in the case of stock of foreign subsidiaries securing the obligations of the domestic borrower to 66% of the voting stock of such subsidiaries and excluding certain foreign subsidiaries.
      Borrowings under the senior secured credit facility bear interest at a rate equal to, at the option of the applicable borrower, either (1) the base rate (which is the prime rate most recently announced by the agent) or (2) the applicable reserve adjusted London Interbank Offered Rate, or LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0% to 0.5% and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash of the borrowers and guarantors and excess availability under the senior secured credit facility.
      A fee of 0.25% per annum will accrue on the unused portion of the senior secured credit facility. In addition, the borrowers will be required to pay letter of credit fees based on the undrawn amount of each letter of credit outstanding under the senior secured credit facility equal to the margin applicable to LIBOR borrowings and fronting fees based on the face amount of all outstanding letters of credit issued by any issuing bank.
      The senior secured credit facility contains, among other things, covenants restricting our ability and the ability of our subsidiaries to dispose of assets, merge, consolidate, reorganize or liquidate, pay dividends or make other distributions on or repurchase or redeem capital stock, prepay or amend certain indebtedness, incur indebtedness (including under capital leases) or provide guaranties, create liens, make certain investments or acquisitions, enter into transactions with affiliates, change the nature of our business, suffer a change of control and certain other corporate actions. The senior secured credit facility also requires us to maintain a fixed charge coverage ratio of at least 1.2 to 1.0 as of the end of each fiscal quarter during any time when an event of default exists or the daily average amount of unrestricted cash subject to the control of our lenders and excess availability is less than $10 million for more than 30 consecutive days.
      Borrowings under the senior secured credit facility are subject to significant conditions, including the absence of any material adverse change.
      The senior secured credit facility also includes events of default usual for these types of credit facilities and transactions, including but not limited to the nonpayment of principal, interest, fees or other amounts owing under the senior credit facility, the violation of covenants, the incorrectness of representations and warranties, cross defaults and cross acceleration, the attachment of assets or the commencement of insolvency proceedings, material judgments or court orders and the actual or asserted invalidity of the guaranties or the security documents. The occurrence of an event of default could result in the lenders not being required to lend any additional amounts (or issue letters of credit) and in the acceleration of obligations under the senior secured credit facility, which could materially and adversely affect you.

DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of 600,000,000 ordinary shares, par value $.00016667 per share, and 10,000,000 series A redeemable preferred shares, par value $.001 per share. As of October 31, 2005, 49,089,850 ordinary shares are issued and outstanding and no shares of series A redeemable preferred shares were outstanding. An additional 7,329,948 ordinary shares have been reserved for issuance upon exercise of options under our stock option plan. The following summary description relating to our share capital does not purport to be complete and is qualified in its entirety by our memorandum and articles of association, copies of which are available as set forth in the section captioned “Where You Can Find More Information.”
Ordinary Shares
      Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore and subject to any preference of any then authorized and issued series A redeemable preferred shares. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our ordinary shares is prohibited by our credit facility and is restricted by the indenture relating to the senior secured floating rate notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up, subject to any preference of any then authorized and issued series A redeemable preferred shares.
      There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares. All outstanding ordinary shares are fully paid and nonassessable.
Redeemable Preferred Shares
      We are authorized to issue up to 10,000,000 series A redeemable preferred shares, par value $.001 per share, of which no shares are currently outstanding. Series A redeemable preferred shares may, without action by our shareholders, be issued by our directors from time to time as the Board may determine. The ordinary shares and the series A redeemable preferred shares shall have the same rights and rank pari passu in all respects except that no dividend shall be paid in respect of any ordinary shares unless a dividend of an equal amount is first paid in respect of each series A redeemable preferred share and that the right of the holders of the series A redeemable preferred shares on a winding up or other return of capital shall be in priority to any pro rata payments to the holders of ordinary shares of an amount per series A redeemable preferred share equal to $63.57 per share. A portion of the proceeds from the sale of our senior secured floating rate notes in March 2005 was used to redeem our outstanding series A redeemable preferred shares in full. Our directors may not, without the prior written consent of three quarters of the series A redeemable preferred shares or by special resolution passed at a series A redeemable preferred shareholder general meeting, approve (1) the issuance of additional series A redeemable preferred shares or any shares that are senior or pari passu to series A redeemable preferred shares or (2) the redemption of any shares other than the series A redeemable preferred shares.
Limitations on the Right to Own or Vote Shares
      There are no limitations on the right to own or vote our shares.

Limitations on Transfer of Shares
      Our articles of association give our directors, at their discretion, the right to decline to register any transfer of shares.
Disclosure of Shareholder Ownership
      There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Changes in Share Capital
      We may, from time to time, by ordinary resolution passed at a shareholder meeting by the holders of a majority of our shares entitled to vote on such resolution or passed by a unanimous written consent of such persons, increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe; provided that if Modular, L.L.C. owns equal to or greater than 25% of our outstanding shares, any such action will require Modular, L.L.C.’s approval as well as the affirmative approval of the directors. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by the holders of a majority of our shares entitled to vote on such resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	in many circumstances, sub-divide our existing shares, or any of them, into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
      We may by special resolution passed at a shareholder meeting by the holders of two-thirds of our shares entitled to vote on such resolution or passed by a unanimous written consent of such persons, reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law
      The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	DELAWARE	CAYMAN ISLANDS

Title of Organizational Documents	Certificate of incorporation	Memorandum of association
	Bylaws	Articles of association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	Under the common law of the Cayman Islands, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

• a duty to act in good faith in the best interests of the company;

• a duty not to personally profit from opportunities that arise from the office of director;

• a duty to avoid conflicts of interest; and

• a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law of the Cayman Islands imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law of the Cayman Islands contains provisions which impose default fines on persons who fail to fulfill those duties. However, in many circumstances, an individual shall only be liable if such individual knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	Directors are entitled to be indemnified out of the assets of the company for any costs which are incurred or sustained “in or about the execution of their duty.”

Like Delaware law, there are limits on how much a provision can reduce liability. The indemnity does not cover any losses which are due to the director’s “willful neglect or default.” It does not cover acts which are ultra vires the company nor acts which are outside the scope of the relevant director’s authority.

	DELAWARE	CAYMAN ISLANDS

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	There are no provisions under Cayman Islands law that either require a director who is interested in a transaction entered into by a Cayman Islands company to disclose his interest or would render such director liable to such company for any profit realized pursuant to such transaction. Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest prior to its consideration or any vote thereon.

Voting Requirements	The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.	For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, or voluntarily winding up the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a majority of 66 2/3% or such higher majority as set forth in the articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Filling Vacancies on Board	Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Appointment and removal of directors are governed by the terms of the articles of association.

DELAWARE	CAYMAN ISLANDS

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

• the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

• the shareholders have been fairly represented at the meeting in question;

• the arrangement is such as a businessman would reasonably approve; and

• the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

	DELAWARE	CAYMAN ISLANDS

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions and derivative actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is now aware of a significant number of such reported actions having been brought in Cayman Islands courts. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.
Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association.
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.
Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

	DELAWARE	CAYMAN ISLANDS

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.
Stock Option Plans
      Our stock incentive plan provides for the award of stock options, restricted stock, restricted stock units, or other stock-based awards. Subject to adjustment in the event of certain corporate transactions or events, these stock awards currently may consist of a maximum of 7,329,948 ordinary shares, including ordinary shares underlying previously granted awards. Shares of stock subject to awards that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan is administered by the board of directors, but the board may delegate the administration of the plan to a committee at any time. The plan provides that awards may be granted to employees, directors and consultants of us or our affiliates.
      Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each incentive stock option is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant, and the exercise price of each non-statutory option is required to be not less than 85% of the fair market value of the underlying stock subject to the option on the date of grant. These minimum price provisions are increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of our securities.
      The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the board, by delivery of other of our securities or any other form of legal consideration acceptable to the board.
Registration Rights
      We and Modular, L.L.C. have entered into a registration rights agreement under which Modular, L.L.C. has registration rights with respect to 48,872,340 of our ordinary shares held by it as of October 31, 2005. These registration rights are described in greater detail in the section of this prospectus captioned, “Certain Relationships and Related Party Transactions — Agreements with Modular, L.L.C. — Registration Rights Agreement.”
Certain Effects of Authorized but Unissued Stock
      Upon completion of this offering, we will have  ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.
Transfer Agent and Registrar
      The transfer agent and registrar for our ordinary shares is Computershare Shareholder Services, Inc., 250 Royall Street, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our ordinary shares. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our ordinary shares in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
Sale of Restricted Shares
      Upon completion of this offering, we will have  ordinary shares outstanding. In addition,                     ordinary shares are issuable upon the exercise of currently exercisable outstanding stock options. The shares issued pursuant to the offering will be freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an “affiliate” of our company, as that term is defined in Rule 144 promulgated under the Securities Act, such as Modular, L.L.C. The shares held by affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. All of the  ordinary shares held by our existing shareholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or under an exemption from registration under the Securities Act, including among others, the exemptions provided by Rule 144.
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if a period of at least one year has elapsed since the later of the date the “restricted securities” were acquired from us or the date they were acquired from an affiliate, then the holder of restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding ordinary shares or the average weekly reported volume of trading of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the sale. The holder may sell those shares only through “brokers’ transactions” or in transactions directly with a “market maker,” as those terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities subject to the foregoing volume limitations and other requirements but without regard to the one-year holding period.
      Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of those restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the ordinary shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this prospectus, no ordinary shares will be eligible for sale in the public market under Rule 144(k).
      Securities issued in reliance on Rule 701, including ordinary shares acquired upon exercise of options granted under our stock option plan, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.
Options
      We intend to file a registration statement on Form S-8 under the Securities Act to register approximately                     ordinary shares issuable under our stock option plan. This registration statement is expected to be filed within six months of the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.
Registration Rights
      We and Modular, L.L.C. have entered into a registration rights agreement under which Modular, L.L.C. has registration rights with respect to 48,872,340 of our ordinary shares held by it as of October 31, 2005. These registration rights are described in greater detail in the section of this prospectus captioned, “Certain Relationships and Related Party Transactions — Agreements with Modular, L.L.C. — Registration Rights Agreement.”
Lock-Up Agreements
      We and our officers, directors and shareholders have agreed that for a period of 180 days (subject to an extension of up to 18 days) from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. together in their sole discretion may release any of the securities subject to these lockup agreements at any time without notice. These restrictions do not apply with respect to certain ordinary shares purchased in the open market after completion of this offering, certain bona fide gifts or transfers to trusts, certain transfers to pursuant to domestic relations orders or settlement agreements and the entry into 10b5-1 sales plans so long as, in each case other than with respect to ordinary shares purchased in open market transactions, the transferee agrees to be bound by these restrictions.
      As a result of these lockup arrangements and rules promulgated under the Securities Act, the ordinary shares outstanding as of October 31, 2005 will be available for sale in the public market, subject to release as described above as follows:

Date

	Ordinary Shares
	Eligible for
	Resale
	Subject to
	Volume and
	Other
	Restrictions
	of Rule 144

		Ordinary Shares
		Eligible for
		Resale Under
		Rule 701

On the date of this prospectus	—	—
Between 90 and 180 days after the date of this prospectus	—	—
At various times beginning more than 180 days after this prospectus	—	217,510
      In addition, 114,845 of our ordinary shares were held by non-affiliates as of October 31, 2005. At various times after September 9, 2007, and subject to the provisions of Rule 144, such shares will become eligible for resale under Rule 144(k).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      In the opinion of Davis Polk & Wardwell, the following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ordinary shares as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

1.	certain financial institutions;

2.	insurance companies;

3.	dealers and traders in securities or foreign currencies;

4.	persons holding ordinary shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

5.	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

6.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

7.	persons liable for the alternative minimum tax;

8.	regulated investment companies;

9.	real estate investment trusts;

10.	tax-exempt organizations; or

11.	persons holding ordinary shares that own or are deemed to own ten percent or more of our voting stock.
      This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares in your particular circumstances.
      If a partnership holds ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you are urged to consult your tax advisors.
      The discussion below applies to you only if you are a U.S. Holder. A U.S. Holder is a beneficial owner of ordinary shares that is, for U.S. federal tax purposes:

1.	a citizen or resident of the United States;

2.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; or

3.	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Taxation of Distributions
      Subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15% provided that the U.S. Holder has held the shares for the required holding period set forth under the Internal Revenue

Code (and is not protected from a risk of loss and is not obligated to make related payments with respect to positions in substantially similar or related property and certain other conditions are satisfied). U.S. Holders should consult their own tax advisors regarding the implications of these rules in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Some portion of any dividends received with respect to the ordinary shares is likely to be treated as U.S. source income to you under rules regarding “United States-owned foreign corporations.” You should consult your own tax advisor regarding the source of any dividends received.
Sale and Other Disposition of Ordinary Shares
      Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if you have held the ordinary shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.
Passive Foreign Investment Company Rules
      We believe that we are not currently, and will not be considered in the future, a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ordinary share, certain adverse consequences could apply to the U.S. Holder.
      If we are treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules apply to certain distributions. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.
      In addition, if we were to be treated as a PFIC for a taxable year in which we pay a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.
Information Reporting and Backup Withholding
      Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.
      The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS
      Under existing Cayman Islands laws:

•	payments on our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of an ordinary share and gains derived from the sale of ordinary shares will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax; and

•	our ordinary shares and transfers of our ordinary shares are not subject to Cayman Islands stamp duty but an agreement to transfer our ordinary shares if executed in or brought into the Cayman Islands will be subject to nominal Cayman Islands stamp duty.
      We are incorporated under the laws of the Cayman Islands as an exempted company and, as such, have received an undertaking from the Governor in Council of the Cayman Islands in the following form:
The Tax Concessions Law (1999 Revision) Undertaking as to Tax Concessions
      In accordance with Section 6 of the Tax Concessions Law (1999 Revision), the Governor in Cabinet undertakes to SMART:

1)	that no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to the Company or its operations; and

2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable

a.	on or in respect of the shares, debentures or other obligations of the Company; or

b.	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).
      These concessions shall be for a period of twenty years from February 10, 2004.

UNDERWRITING
      Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering and, together with Bear, Stearns & Co. Inc., Needham & Company, LLC and Thomas Weisel Partners LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Needham & Company, LLC
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholder that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our ordinary shares offered by them.
      We and the selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                     additional shares of our ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We and our officers, directors and shareholders have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the joint book-running managers, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. The joint book-running managers in their discretion may release any of the securities subject to these lock-up agreements at any time without notice. These restrictions do not apply with respect to certain ordinary shares purchased in the open market after completion of this offering, certain bona fide gifts or transfers to trusts, certain transfers to pursuant to domestic relations orders or settlement agreements and the entry into 10b5-1 sales plans so long as, in each case other than with respect to ordinary shares purchased in open market transactions, the transferee agrees to be bound by these restrictions.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the ordinary shares being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, it may make an offer of our ordinary shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of our ordinary shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree No. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.
      The ordinary shares offered by this prospectus have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The ordinary shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the ordinary shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.
      This offering has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The ordinary shares offered by this prospectus may not be offered or sold nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 or May 14, 1999 and any other applicable laws and regulations;

(b) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No. 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase shares; and

(c) in compliance with all relevant Italian securities and tax laws and regulations.
      Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling shareholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our ordinary shares will develop and continue after this offering.
      We have applied to have our ordinary shares included for quotation on the Nasdaq National Market under the symbol “SMOD.”
      The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Paid by SMART		Paid by Selling Shareholder

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$
      In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the joint book-running managers repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that the total expenses of this offering payable by us will be $           million.
      Each of Citigroup Global Markets Inc. and Lehman Brothers Inc. acted as an initial purchaser of our senior secured floating rate notes and in the future, the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business. The underwriters may also, from time to time, effect transactions for their own account or for the account of their customers in the ordinary course of business (including transactions in our securities and transactions to mitigate proprietary risk). In addition, certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform various financial advisory and investment banking services for the selling shareholder and its affiliates, for which they received or will receive customary fees and expenses.
      A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

ENFORCEMENT OF JUDGMENTS
      We are an exempted company incorporated under the laws of the Cayman Islands, and certain of the board members of each of our subsidiaries, and certain of the experts named herein reside outside the United States. Certain of our assets and the assets of such other persons are located outside the United States. Consequently, it may not be possible for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against us or such other persons in courts of the United States in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws.
      We have been advised by our Cayman Islands legal advisers that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or of any state and (2) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or of any state, on the grounds that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given; provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, and was not obtained in a manner, and is not of a kind the enforcement of which is, contrary to the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.
      There can be no assurance that investors will be able to enforce against us, our board members or the experts named herein, any judgments in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, it is uncertain whether a court in the Cayman Islands would impose civil liability on us or such other persons in an original action predicated upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Cayman Islands against us or such persons.
      We have appointed The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 as agent for service of process in any suit, action or proceeding with respect to our ordinary shares and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in the City of New York, Borough of Manhattan.

LEGAL MATTERS
      Certain legal matters as to U.S. law in connection with this offering will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. The validity of the ordinary shares offered hereby and certain other matters will be passed upon for us by Maples and Calder, Cayman Islands. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.
EXPERTS
      The consolidated and combined financial statements of SMART and its subsidiaries as of August 31, 2005 and 2004, for the year ended August 31, 2005, for the period from January 28, 2004 (inception) to August 31, 2004 (successor business), the period from September 1, 2003 to April 16, 2004 and the year ended August 31, 2003 (predecessor business) and the related consolidated and combined financial statement schedule have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.
      The financial statements of SMART Modular Technologies Sdn. Bhd. as of August 31, 2005 and 2004 and for each of the years in the three-year period ended August 31, 2005 have been included in the prospectus in reliance upon the report of KPMG (Malaysia), Chartered Accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its ordinary shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.
      We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our senior secured floating rate notes due 2012. The Form S-4 became effective on September 27, 2005. Upon the effectiveness of the Form S-4, we became subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.smartm.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SMART Modular Technologies (WWH), Inc.:
      We have audited the accompanying consolidated balance sheets of SMART Modular Technologies (WWH), Inc. and subsidiaries as of August 31, 2005 and 2004, and the related consolidated and combined statements of operations, business/shareholder’s equity and other comprehensive income (loss), and cash flows for the year ended August 31, 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), the period from September 1, 2003 to April 16, 2004, and the year ended August 31, 2003 (Predecessor Business). In connection with our audits of the consolidated and combined financial statements, we also have audited financial statement schedule II. These consolidated and combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of SMART Modular Technologies (WWH), Inc. and subsidiaries as of August 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended August 31, 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), the period from September 1, 2003 to April 16, 2004, and the year ended August 31, 2003 (Predecessor Business), in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Mountain View, California
October 18, 2005

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AUGUST 31, 2005 AND 2004

	Successor Business

	2005	2004

	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$75,970	$36,747
Short term investments	5,071	—
Accounts receivable, net of allowance of $2,629 and $3,267 in 2005 and 2004, respectively	144,760	170,415
Inventories	53,122	47,405
Prepaid expenses and other	9,459	2,310

Total current assets	288,382	256,877
Property and equipment, net	11,309	12,630
Goodwill	2,248	—
Intangible assets	9,142	16,990
Other non-current assets	9,980	1,543

Total assets	$321,061	$288,040

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$125,305	$129,597
Accrued expenses	29,912	20,155
Advance from customer	1,000	5,000
Revolving line of credit	—	52,444

Total current liabilities	156,217	207,196
Long-term debt	125,000	—
Other long-term liabilities	961	4,250

Total liabilities	282,178	211,446

Commitments and contingencies
Shareholder’s equity:
Series A redeemable preferred shares, $0.001 par value; 10,000,000 shares authorized; zero and 1,024,700 shares issued and outstanding as of August 31, 2005 and 2004; liquidation preference aggregating $65,140,000	—	65,140
Ordinary shares, $0.00016667 par value; 600,000,000 shares authorized; 48,872,340 shares issued and outstanding as of August 31, 2005 and 2004	8	8
Additional paid-in capital	9,490	8,137
Deferred stock-based compensation	(1,126)	—
Accumulated other comprehensive income (loss)	900	(106)
Retained earnings	29,611	3,415

Total shareholder’s equity	38,883	76,594

Total liabilities and shareholder’s equity	$321,061	$288,040

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Successor Business		Predecessor Business

	Year Ended	Period Ended	Period Ended	Year Ended
	August 31, 2005	August 31, 2004	April 16, 2004	August 31, 2003

	(Dollars in thousands, except per share amounts)
Net sales	607,299	233,677	659,171	828,381
Cost of sales	505,983	203,720	602,098	751,534

Gross profit	101,316	29,957	57,073	76,847

Operating expenses:
Research and development	9,697	4,447	9,012	12,512
Selling, general, and administrative	49,224	19,064	29,454	46,447
Impairment of goodwill	—	—	43,302	—
Restructuring and impairment costs	880	1,300	6,224	8,221

Total operating expenses	59,801	24,811	87,992	67,180

Income (loss) from operations	41,515	5,146	(30,919)	9,667

Interest (expense) income, net	(6,998)	(927)	170	7,685
Other income (expense), net	481	451	(148)	(52)

Total other (expense) income	(6,517)	(476)	22	7,633

Income (loss) before provision for income taxes	34,998	4,670	(30,897)	17,300
Provision for income taxes	8,802	1,255	2,301	29,320

Net income (loss)	$26,196	$3,415	$(33,198)	$(12,020)

Net income per ordinary share, basic	$0.54	$0.07

Shares used in computing basic net income per ordinary share	48,872	48,872

Net income per ordinary share, diluted	$0.49	$0.07

Shares used in computing diluted net income per ordinary share	53,531	50,745

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF BUSINESS/ SHAREHOLDER’S EQUITY AND
OTHER COMPREHENSIVE INCOME (LOSS)

	Repurchase of Series A
	Redeemable		Issuance of				Accumulated
	Preferred Shares		Ordinary Shares			Deferred	Other		Total Business/
					Additional	Stock-Based	Comprehensive	Retained	Shareholder’s	Comprehensive
	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Income (Loss)	Earnings	Equity	Income (Loss)

Predecessor Business
Balances as of August 31, 2002	—	—	—	—	214,676	—	119	232,469	447,264	$(7,744)

Capital contribution	—	—	—	—	2,087	—	—	—	2,087
Dividends to Solectron	—	—	—	—	—	—	—	(11,000)	(11,000)
Unrealized loss on investments	—	—	—	—	—	—	(117)	—	(117)	$(117)
Foreign currency translation	—	—	—	—	—	—	364	—	364	364
Net loss	—	—	—	—	—	—	—	(12,020)	(12,020)	(12,020)

Balances as of August 31, 2003	—	—	—	—	216,763	—	366	209,449	426,578	$(11,773)

Dividends to Solectron	—	—	—	—	—	—	—	(31,247)	(31,247)
Net return of capital to Solectron	—	—	—	—	(128,439)	—	—	(145,004)	(273,443)
Unrealized loss on investments	—	—	—	—	—	—	(2)	—	(2)	$(2)
Foreign currency translation	—	—	—	—	—	—	(363)	—	(363)	(363)
Net loss	—	—	—	—	—	—	—	(33,198)	(33,198)	(33,198)

Balances as of April 16, 2004	—	—	—	—	88,324	—	1	—	88,325	$(33,563)

Successor Business
Balances as of April 17, 2004	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares	—	—	48,872,340	8	8,137	—	—	—	8,145
Issuance of series A redeemable preferred shares	1,024,700	65,140	—	—	—	—	—	—	65,140
Foreign currency translation	—	—	—	—	—	—	(106)	—	(106)	(106)
Net income	—	—	—	—	—	—	—	3,415	3,415	3,415

Balances as of August 31, 2004	1,024,700	65,140	48,872,340	8	8,137	—	(106)	3,415	76,594	$3,309

Repurchase of series A redeemable preferred shares	(1,024,700)	(65,140)	—	—	—		—	—	(65,140)
Foreign currency translation	—	—	—	—	—		994	—	994	994
Deferred stock-based compensation	—	—	—	—	1,353	(1,353)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	227	—	—	227
Changes in fair value of derivative instruments accounted for as cash flow hedges	—	—	—	—	—	—	12	—	12	12
Net income	—	—	—	—	—	—	—	26,196	26,196	26,196

Balances as of August 31, 2005	—	—	48,872,340	$8	$9,490	$(1,126)	$900	$29,611	$38,883	$27,202

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Successor Business		Predecessor Business

	Year Ended	Period Ended	Period Ended	Year Ended
	August 31, 2005	August 31, 2004	April 16, 2004	August 31, 2003

	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$26,196	$3,415	$(33,198)	$(12,020)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,505	3,306	5,350	11,648
Gain on sale of investment	—	—	—	(2,432)
Amortization of stock-based compensation	227	—	—	—
Impairment of property, equipment and goodwill	65	—	48,977	5,111
Amortization of debt issuance costs	412	—	—	—
Gain on sale of assets	(69)	—	—	—
Deferred income tax provision	931	—	—	28,553
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	24,930	(18,570)	(18,052)	(38,507)
Receivable from affiliates	—	—	—	(7,629)
Inventories	(8,118)	28,445	(13,867)	(12,233)
Prepaid expenses and other assets	(2,154)	2,927	(1,214)	1,112
Accounts payable	(3,372)	(13,369)	23,406	38,834
Payable to affiliates	—	—	(8,262)	(6,756)
Accrued expenses and other current liabilities	7,921	(633)	(9,203)	(4,060)
Other non-current liabilities	112	—	—	—

Net cash provided by (used in) operating activities	55,586	5,521	(6,063)	1,621

Cash flows from investing activities:
Purchase of predecessor business, net of cash acquired	—	(104,081)	—	—
Cash paid for acquisition of business, net of cash acquired	(2,260)	—	—	—
Purchase of short-term investments	(5,071)	—	—	—
Capital expenditures	(6,109)	(670)	(2,495)	(3,320)
Proceeds from sale of property and equipment	284	522	2,344	—
Proceeds from sale of investments	—	—	—	2,432
Other	253	776	301	2,035

Net cash (used in) provided by investing activities	(12,903)	(103,453)	150	1,147

Cash flows from financing activities:
Dividends paid	—	—	(31,247)	(11,000)
Proceeds from issuance of long-term debt, net of debt issuance costs	120,120	—	—	—
Advance from customer	(4,000)	—	5,000	—
Advances from (payments to) affiliates	—	—	(3,584)	20,619
(Payments) advances on other debt	(1,524)	(10,000)	10,000	—
Net (repayments) advances on revolving line of credit	(53,126)	52,444	—	—
Other	—	1,079	(989)	(1,059)
Sale of ordinary shares	—	8,145	—	—
(Repurchase) sale of series A redeemable preferred shares	(65,140)	65,140	—	—

Net cash (used in) provided by financing activities	(3,670)	116,808	(20,820)	8,560

Effect of exchange rate changes on cash and cash equivalents	210	(16)	(34)	—

Net increase (decrease) in cash and cash equivalents	39,223	18,860	(26,767)	11,328
Cash and cash equivalents at beginning of period	36,747	17,887	44,654	33,326

Cash and cash equivalents at end of period	$75,970	$36,747	$17,887	$44,654

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest	$5,539	$472	$—	$—
Taxes	3,370	346	263	700
Non-cash financing activity:
Non-cash dividend/return of capital to Solectron	—	—	273,443	—
See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
August 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies

(a)	Organization and Operations of the Company
      The significant accounting policies described in note 1(a), 1(c) and 1(u) are applicable to the Successor Business only. Except as otherwise indicated, the significant accounting policies described in note 1(b), notes 1(d) through 1(t) and note 1(v) are the same in all material respects for the Successor Business and the Predecessor Business.
      SMART Modular Technologies (WWH), Inc. (SMART or the Company) is an independent designer, manufacturer and supplier of value added subsystems to original equipment manufacturers (OEMs). The Company’s subsystem products include memory modules, embedded computing and thin film transistor-liquid crystal display (TFT-LCD) products which it offers to customers worldwide. The Company also provides its customers with comprehensive design, manufacturing, testing and logistics services. SMART is headquartered in Fremont, California, and has operations in Fremont, California; Irvine, California; Tewksbury, Massachusetts; Korea; Scotland; Puerto Rico; Malaysia; the Dominican Republic; and Brazil.
      The Company was incorporated in the Cayman Islands on January 28, 2004. On February 11, April 16 and April 30, 2004, the Company issued an aggregate of 8,145,390 ordinary shares, par value $0.001 per share, for aggregate proceeds of approximately $8.1 million. Of these ordinary shares, 8,145,389 ordinary shares were issued to the Company’s shareholder, Modular, L.L.C., and one ordinary share was issued to M&C Corporate Services Limited, which immediately thereafter transferred the share to Modular, L.L.C. On May 24, 2004, the 8,145,390 shares, par value $0.001 per share, which constituted all of the outstanding ordinary shares of the Company, were split into 48,872,340 ordinary shares, par value $0.0001667 per share, of the Company. Holders of ordinary shares are entitled to dividends according to the par value of the shares if declared by the directors.
      In addition, on April 16 and April 30, 2004 the Company issued an aggregate of 1,024,700 series A redeemable preferred shares, par value of $0.001, to the Company’s shareholder at a price of $63.57 per share for aggregate proceeds of $65.1 million. Holders of series A redeemable preferred shares are entitled to dividends according to the par value of the shares if declared by the directors, in preference and priority to any payments of dividends to holders of the Company’s ordinary shares. Each share of series A redeemable preferred shares has a liquidation preference of $63.57 per share and votes equally with ordinary shares. The Company may, by written notice to the holder, redeem the series A redeemable preferred shares at liquidation value. On March 28, 2005, the Company repurchased all of the outstanding shares of series A redeemable preferred shares for the aggregate liquidation value of approximately $65.1 million.
      No dividends have been declared or paid on preferred or ordinary shares since the inception of the Company.
      On April 16, 2004, in a series of simultaneous transactions, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies (SMART Modular) from Solectron Corporation (Solectron) for an aggregate purchase price of $122.0 million. The acquisition was funded by a combination of cash from the proceeds of the sale of ordinary shares and series A redeemable preferred shares by SMART to its sole shareholder (approximately $73.3 million) and borrowings under its revolving loan and security agreement with Wells Fargo Foothill, Inc., La Salle Business Credit, LLC and Congress Financial Corporation (Western) ($50.0 million). The acquisition was accounted for as a purchase of a business (see note 1c).

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(b)	Basis of Presentation
     Successor Business
      The accompanying consolidated financial statements as of August 31, 2005 and 2004 and for the year ended August 31, 2005 and the period from April 17, 2004 to August 31, 2004 are comprised of SMART and its subsidiaries. Intercompany transactions have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current year presentation.
     Predecessor Business
      Prior to the acquisition of the Predecessor Business by SMART, the Predecessor Business was comprised of the combined financial statements of SMART Modular Technologies, Inc. (excluding its contract manufacturing business, SMART Puerto Rico — CM); SMART Modular Technologies (MA), Inc. (a Solectron subsidiary); and SMART Brazil (a Solectron subsidiary).
      All of the combined entities were ultimately wholly owned by Solectron. Intercompany transactions and balances have been eliminated in the combined financial statements. The combined financial statements have been prepared from the historical accounting records of SMART Modular and the Company and reflect the application of allocation policies adopted by Solectron and SMART for various corporate overhead costs and activities. The costs were allocated by Solectron on a “pro-rata” basis, based on the relative value added revenue (revenue less material costs) of each subsidiary to total Solectron value added revenue. The Company believes that the method used by Solectron to allocate such costs was reasonable and that the costs that SMART Modular would have incurred as a stand-alone entity would not have been materially different, in the aggregate, than the operating costs presented in the financial statements for periods prior to April 17, 2004. The allocation of assets and liabilities between SMART and SMART Puerto Rico — CM has been determined on a basis of identifying assets and liabilities specific to those entities.
      The accompanying combined financial statements for the period from September 1, 2003 to April 16, 2004, and the year ended August 31, 2003, may not necessarily reflect the combined results of operations, changes in shareholder’s equity, and cash flows of the Company in the future or what they would have been had SMART Modular been a separate, stand-alone entity during the periods presented.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(c)	Acquisition of Businesses
      On April 16, 2004, SMART acquired SMART Modular. The following table summarizes the purchase price allocated to the business and the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Allocation of
Purchase Price

Current assets	$260,192
Property and equipment	15,026
Goodwill	138
Intangibles	18,296
Other assets	918

Total assets acquired	294,570

Current liabilities	168,732
Deferred tax liabilities — non-current	3,870

Total liabilities assumed	172,602

Net assets acquired	$121,968

      In September 2004, the Company acquired Estecom for approximately $3.25 million. The acquisition was accounted for as a purchase of a business and resulted in goodwill of approximately $2.2 million. If Estecom achieves certain technology milestones and profit criteria by August 25, 2006, the former owners of Estecom would be entitled to additional purchase price payments of up to $1.1 million. Such contingent consideration payments, if any, will be accounted for as additional purchase price payments and will therefore increase the value of goodwill resulting from the acquisition of Estecom. Estecom was acquired to broaden SMART’s product offering in the TFT-LCD market and expand its presence in the gaming and industrial end markets. Pro forma information regarding results of operations had Estecom been acquired at the beginning of the year ended August 31, 2004 have not been presented as the impact of Estecom’s operations is not material to SMART’s consolidated operations.

(d)	Year-End
      The Company’s financial reporting year ends on the last Friday in August but for financial statement purposes is indicated as ending on August 31. As a result of the change in entity described above, all periods prior to the acquisition by SMART on April 16, 2004 are referred to herein as predecessor periods, and the periods subsequent to April 16, 2004 are referred to as successor periods.

(e)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

(f)	Revenue Recognition
      The Company recognizes revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition. Under SAB 104, product revenue is

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
recognized when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenue typically is recognized at the time of shipment or when the customer takes title of the goods.
      In addition, the Company has certain business with select customers that is accounted for on an agency basis (that is, the Company recognizes the fees associated with serving as an agent with no associated cost of sales) in accordance with Emerging Issues Task Force (EITF) Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. SMART provides procurement, logistics, inventory management, kitting or packaging services for these customers. Service revenue for these arrangements is based on material procurement costs plus a fee for any services provided. The Company recognizes service revenue upon the completion of the services, typically upon shipment of the product. There are no post-shipment obligations subsequent to shipment of the product. Amounts billed to customers for such transactions totaled approximately $782 million, $286 million, $216 million and $209 million for the year ended August 31, 2005, the period ended August 31, 2004 (successor business), the period ended April 16, 2004 and the year ended August 31, 2003 (predecessor business), respectively.

(g)	Cash and Cash Equivalents and Short-Term Investments
      Cash and cash equivalents include cash on hand and deposits with banks as well as highly liquid short-term investments with maturities at date of purchase of three months or less. Short-term investments are investment grade short-term debt instruments with original maturities greater than three months but less than one year. These debt securities are classified as held-to-maturity securities and carried at amortized cost in the accompanying consolidated balance sheets. Amortized cost approximates fair market value at August 31, 2005.

(h)	Allowance for Doubtful Accounts
      The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due and, thereby, reduces the net recognized receivable to the amount management reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on a combination of factors including the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment, and historical experience.

(i)	Inventories
      Inventories are valued at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes material, labor, and manufacturing overhead. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product family. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. We adjust remaining balances to approximate the lower of our manufacturing cost or market value. From time to time, SMART’s customers may request that it purchase quantities of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase. The portion, if any, of slow moving inventory not expected to be sold within one year from the balance sheet date, is classified as non-current inventory and included in other non-current assets in the accompanying consolidated balance sheets. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to excess and obsolete inventory, additional provisions may be required.

(j)	Property and Equipment
      Property and equipment are recorded at cost. Depreciation and amortization are computed based on the shorter of the estimated useful lives or the related lease terms, using the straight-line method. Estimated useful lives are presented below.

Asset	Period

Buildings	20 to 50 years
Manufacturing equipment	3 to 5 years
Office furniture, software, computers, and equipment	2 to 5 years
Leasehold improvements	Shorter of estimated life or lease term

(k)	Goodwill
      SMART performs its goodwill impairment test of its single reporting unit annually during the fourth quarter of its fiscal year and more frequently if an event or circumstance indicates that an impairment loss has occurred. Such events or circumstances may include significant adverse changes in the general business climate, among others. The test is performed by determining the fair value of the reporting unit using a discounted future cash flow model and comparing the fair value to the carrying value of the reporting unit, including goodwill.
      If the fair value of the reporting unit is less than its carrying value, SMART then allocates the fair value of the unit to all the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit’s fair value was the purchase price to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
      During the period ended April 16, 2004, in connection with the proposed sale of SMART Modular by Solectron, Solectron’s assessment of the carrying value of the SMART Modular goodwill, based on the estimated proceeds from the proposed sale, resulted in an impairment charge of $43.3 million, which was pushed down to SMART Modular’s books.

(l)	Intangibles
      The following table summarizes the gross amounts and accumulated amortization of intangible assets by type as of August 31, 2005 and 2004 (in thousands):

	Life	August 31, 2005	August 31, 2004

Customer relationships	5	$11,797	$11,797
Technology	3	1,826	1,826
Trademark	7	4,680	4,673

Total		18,303	18,296
Accumulated amortization		(3,774)	(989)
Other deductions		(5,387)	(317)

Carrying value		$9,142	$16,990

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      Amortization expense for fiscal 2005 and for the period from April 17 to August 31, 2004 was $2.8 million and $1.0 million, respectively.
      Other deductions include the benefit of the utilization of a net operating loss carry forward which had a related deferred tax asset and full valuation allowance recorded on the date of the acquisition of SMART Modular. At August 31, 2005 and 2004, this benefit amounted to approximately $2.4 million and $0.3 million, respectively. As a result of the utilization of the net operating loss carry forward, the entire goodwill from the acquisition of SMART Modular in the amount of $0.1 million was reduced to zero, and the intangible assets have been reduced by these amounts.
      In addition, other deductions during fiscal 2005 also include reductions of approximately $3.0 million to the carrying value of intangible assets as a result of the Company recording deferred tax assets in the third quarter of fiscal 2004, related to the acquisition of SMART Modular.
      Amortization expense for fiscal 2006, 2007, 2008, 2009 and 2010 and thereafter is estimated to be approximately $2.5 million, $2.3 million, $2.1 million, $1.4 million and $0.8 million, respectively.

(m)	Impairment of Long-Lived Assets
      The Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in September 2002. Under SFAS 144, long-lived assets, excluding goodwill, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less cost to sell.

(n)	Income Taxes

Successor Business
      The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carry-forwards. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the enactment period in which the rate change occurs. U.S. income and foreign withholding taxes are not provided on that portion of unremitted earnings of foreign subsidiaries expected to be reinvested indefinitely.

Predecessor Business
      Prior to April 17, 2004, SMART Modular was a member of an affiliated group, and accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by Solectron. SMART Modular was also included in certain state returns of Solectron. The tax provision for the year ended August 31, 2003 has been allocated on the “pro-rata” method by Solectron based on SMART Modular’s contribution to pretax income or loss. Any valuation allowance against deferred tax assets taken by Solectron on a consolidated basis has been allocated to its subsidiaries based on the subsidiary’s deferred tax asset position. For the period from September 1, 2003 to April 16, 2004, SMART Modular calculated its provision on a stand-alone basis. Had SMART Modular calculated its provision for federal and state taxes for this period on the “pro-rata” method, the tax provision for this period would have been approximately $0.3 million less.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(o)	Foreign Currency Translation
      For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates during the period. The effect of this translation is reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in results of operations.
      For foreign subsidiaries using the U.S. dollar as their functional currency, the financial statements of these foreign subsidiaries are re-measured into U.S. dollars using the historical exchange rate for property and equipment and certain other non-monetary assets and liabilities and related depreciation and amortization on these assets and liabilities. The Company uses the exchange rate at the balance sheet date for the remaining assets and liabilities, including deferred taxes. A weighted average exchange rate is used for each period for revenues and expenses. All foreign subsidiaries except Brazil and Korea use the U.S. dollar as their functional currency.
      The gains or losses resulting from the re-measurement process are recorded in other expense in the statements of operations. To date, the effects of such transaction gains and losses and re-measurement adjustments on the Company’s results of operations have not been material.

(p)	Deferred Grants
      The Company has periodically received grants for the hiring and training of new employees and the purchase of certain capital equipment at its East Kilbride, Scotland facility. These grant proceeds have been deferred and amortized over the period the related expense is incurred or the equipment is depreciated. Grants relating to equipment purchases reduce depreciation expense and grants related to training reduce selling, general, and administrative expense. Amounts amortized were $-0-, $-0-, $-0- and $0.3 million for the year ended August 31, 2005 and the periods ended August 31, 2004 and April 16, 2004 and year ended August 31, 2003, respectively.

(q)	Stock-Based Compensation

Predecessor Business
      SMART Modular participated in the stock-based compensation plans of Solectron. SMART Modular accounted for its participation in those stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related pronouncements. No compensation expense related to employees’ stock options has been recognized in the financial statements as all options in Solectron’s common stock granted under stock option plans had an exercise price equal to the market value of the underlying Solectron common stock on the date of the grant. Under SFAS 123, Accounting for Stock-Based Compensation, entities are required to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant.
      Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to apply the provisions of APB 25 and provide pro forma disclosures required by SFAS 123 and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Had SMART Modular’s share of the compensation expense for Solectron’s stock option plans and awards been determined based on the fair value of the awards on

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
the date of the grant, consistent with the provisions of SFAS 123, SMART Modular’s net loss would have increased to the pro forma amounts indicated below (in thousands):

	Period Ended	Year Ended
	April 16, 2004	August 31, 2003

Net loss, as reported	$(33,198)	$(12,020)
Pro forma stock-based compensation	(3,672)	(5,272)

Pro forma net loss	$(36,870)	$(17,292)

      For purposes of computing pro forma net loss, the fair value of each Solectron option grant and employee stock purchase right is estimated at the date of grant using the Black-Scholes option-pricing model.
      The assumptions used to value the option grants and purchase rights are stated below:

	Period Ended	Year Ended
	April 16, 2004	August 31, 2003

Stock options:
Expected life	3.9 years	3.9 years
Volatility	75%	79%
Risk-free interest rate	2.30% to 3.06%	1.93% to 2.3%
Dividend yield	—	—
Employee Stock Purchase Plan:
Expected life of purchase right	6 months	6 months
Volatility	75%	79%
Risk-free interest rate	1.00%	0.99% to 1.51%
Dividend yield	—	—

Successor Business
      The Company has a stock-based compensation plan. The Company accounts for its stock-based compensation plan using the intrinsic value method prescribed in APB 25 and related pronouncements. Under this method, compensation expense has been recorded only if the deemed fair value of the underlying shares exceeded the exercise price on the date of grant. Deferred stock-based compensation expense is amortized on a straight-line basis over the vesting period of each grant, generally over four years.
      Under SFAS 123, entities are required to recognize as expense over the vesting period the fair value of all stock based awards on the date of the grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB 25 and provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to apply the provisions of APB 25 and provide pro forma disclosures required by SFAS 123 and SFAS 148. If compensation expense for the stock option plans and awards had been determined based on

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
the fair value of the awards on the date of the grant, consistent with the provisions of SFAS 123, the Company’s net income would have decreased to the pro forma amounts indicated below (in thousands):

	Year Ended	Period Ended
	August 31, 2005	August 31, 2004

Net income	$26,196	$3,415
Add back stock-based compensation for employee awards included in the determination of net income, net of income taxes	227	—
Less stock-based compensation for employee awards determined under the fair-value method	(274)	(5)

Pro forma net income	$26,149	$3,410

      For the purpose of computing pro forma net loss, the fair value of each option grant is estimated at the date of the grant using the Black-Scholes option-pricing model. The assumptions used to value the option grants are stated below:

	Year Ended	Period Ended
	August 31, 2005	August 31, 2004

Stock options:
Expected life	4 years	4 years
Volatility	0%	0%
Risk-free interest rate	3.16 - 3.99%	3.16%
Dividend yield	—	—

(r)	Loss Contingencies
      The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of a loss and the ability to reasonably estimate the amount of loss in determining the necessity for and amount of any loss contingencies. Estimated loss contingencies are accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates the most current information available to determine whether any such accruals should be recorded or adjusted.

(s)	Comprehensive Income (Loss)
      Comprehensive income (loss) consists of net (loss) income and other gains and losses affecting shareholder’s equity that, under accounting principles generally accepted in the United States of America are excluded from net (loss) income. For the Company, this consists of foreign currency translation adjustments, changes in fair value of derivative financial instruments accounted for as cash flow hedges and unrealized gains and losses on investments classified as available-for-sale. Tax effects of these amounts are not significant.

(t)	Concentration of Credit Risk and Fair Value of Financial Instruments
      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s revenues and related accounts receivable balance reflect a concentration of activity with a limited number of customers (see note 14). The Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers to minimize collection risk on trade accounts receivable and maintains allowances for potentially uncollectible accounts. The fair value of the

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Company’s financial instruments including cash and cash equivalents, accounts receivable, and accounts payable, short-term loan payable and revolving line of credit approximates the carrying value due to their short maturity. The estimated fair value of the Company’s senior secured floating rate notes is based on a dealer quote and approximates their carrying value as of August 31, 2005.

(u)	Net Income Per Share
     Successor Business
      Basic net income per ordinary share is calculated by dividing net income by the weighted average of ordinary shares outstanding during the period. Diluted net income per ordinary share is calculated by dividing the net income by the weighted average ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of dilutive shares issuable upon the exercise of outstanding stock options computed using the treasury stock method.
      The following table sets forth for all periods presented the computation of basic and diluted net income per ordinary share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share, in thousands, except share and per share data.

	Year Ended	Period Ended
	August 31, 2005	August 31, 2004

Numerator:
Net income	$26,196	$3,415
Denominator:
Weighted average common shares	48,872,340	48,872,340

Effect of dilutive securities:
Stock options	4,658,228	1,872,163

Total ordinary shares, diluted	53,530,568	50,744,503
Net income per ordinary share, basic	$0.54	$0.07

Net income per ordinary share, diluted	$0.49	$0.07

      There were no anti-dilutive options outstanding at August 31, 2005 and 2004.

(v)	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151, amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for SMART beginning on September 1, 2005. Accordingly, SMART adopted the provisions of SFAS 151 effective September 1, 2005. The adoption of SFAS 151 will not have a significant impact on its financial position and results of operations.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires companies to measure the cost of all employee stock-based compensation awards using a fair value method and to record such expense in its consolidated financial statements. The fair value of each option grant will be estimated on the date of grant using the Black Scholes option pricing model. The adoption of SFAS 123R also requires additional accounting and disclosures relating to the income tax and cash flow effects resulting from share-based payment arrangements. The Company adopted the provisions of SFAS 123R on September 1, 2005.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company has elected to use the modified prospective method in accounting for its share-based payments. Under the modified prospective method SFAS 123R applies to new awards and to awards modified, repurchased or cancelled after the adoption date. In addition, compensation cost for all awards granted to employees prior to the adoption date that remain unvested on that date will be recognized as the service is rendered after the adoption date. The compensation cost for that portion of the awards will be based on the grant date fair value of those awards, as previously calculated under the guidance of SFAS 123.
      The Company is presently calculating the effects of adopting SFAS 123R and believes it may have a material impact on its future results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS 154 will be effective for SMART beginning on September 1, 2006. SMART is currently evaluating the impact, if any, of this statement on its financial position and results of operations.

(2)	Related Party Information

(a)	Predecessor Business
      In the normal course of business, SMART Modular had transactions with Solectron and its affiliates as follows (in thousands):

	Period Ended	Years Ended
	April 16, 2004	August 31, 2003

Affiliates of Solectron:
Sale of product	$80,572	$60,982
Purchases of:
Inventory	(5,243)	(49,354)
Insurance	—	(1,608)
Other services	(1,066)	(1,408)
Solectron:
Management fees paid	—	(2,480)
Interest income	—	6,977
      In addition, a member of senior management of the Company was an investor in an entity that provided warehousing services to the Company. Services provided amounted to approximately $0.3 million, $0.5 million, and $0.3 million for the period ended August 31, 2004 (successor business), the period ended April 16, 2004 and year ended August 31, 2003 (predecessor business), respectively. These expenses are classified as cost of sales in the accompanying consolidated and combined statements of operations.
      In accordance with Solectron’s policy, for the period from September 1, 2002 through January 31, 2003, SMART Modular earned interest income on certain advances made by the Company to Solectron. Effective February 2003, Solectron modified its policy and ceased paying interest on advances made by its subsidiaries. The average monthly outstanding balance of advances by SMART Modular to Solectron was approximately $249.2 million, $251.3 million and $140.4 million for the period from September 1, 2002 through January 31, 2003, the period from February 1 through August 31, 2003 and the period from September 1, 2003 through April 16, 2004, respectively.
      In connection with the April 16, 2004 acquisition of SMART Modular from Solectron, SMART Modular recorded a non-cash dividend/return of capital to Solectron of $273.4 million, related to the write-off of inter-company balances due from Solectron and its affiliates as of the acquisition date.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(b)	Successor Business
      In April 2004, the Company entered into an advisory agreement with entities affiliated with Texas Pacific Group, Francisco Partners and Shah Capital Partners (members of Modular, L.L.C., the Company’s shareholder) and one of the members of Modular, L.L.C. pursuant to which such advisors may provide financial advisory and consulting services to the Company. These services have included executive and management services; identification, support, and analysis of acquisitions and dispositions by the Company to its subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projects, and monitoring of compliance with financing agreements; and human resource functions, including search for and hiring of executive and other services for the Company upon which the Company’s board of directors and the Investors agree.
      Specific services provided by such advisors to date have included, among others, the design of the Company’s equity capital structure and assistance with analysis of the Company’s structure for tax purposes, analyses of various financing alternatives, assistance in the search for directors, creation of the Company’s employee stock incentive plan, and negotiation of certain employment arrangements.
      Pursuant to these agreements, the Company paid fees in the amount of $6.0 million to such advisors for advice on the Acquisition. The fees paid to such advisors have been considered part of the purchase price of the Predecessor Business. In addition, the Company has incurred approximately $2.6 million and $0.9 million for management fees for the year ended August 31, 2005 and the period ended August 31, 2004. Pursuant to the agreement, annual management fees amounted to $2.5 million and are paid on a quarterly basis to such advisors. The management fees are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. On July 1, 2005, the Company executed an amendment to its advisory agreement with the affiliate of Shah Capital Partners, increasing the annual management fees from $0.5 million to $1.0 million.

(3)	Inventories
      Inventories consisted of the following as of August 31, 2005 and 2004 (in thousands):

	2005	2004

Raw materials	$23,765	$21,992
Work in process	5,680	3,370
Finished goods	23,677	22,043

	$53,122	$47,405

      As of August 31, 2005 and 2004, approximately $4.4 million and $-0-, respectively, of slow moving inventory estimated to be sellable beyond August 31, 2006, has been classified as non-current inventory and included in other non-current assets in the accompanying consolidated balance sheets.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(4)	Net Property and Equipment
      Property and equipment consisted of the following as of August 31, 2005 and 2004 (in thousands):

	2005	2004

Buildings	$585	$—
Office furniture, software, computers, and equipment	4,453	1,474
Manufacturing equipment	12,149	11,059
Leasehold improvements	2,926	2,414

	20,113	14,947
Less accumulated depreciation and amortization	8,804	2,317

Net property and equipment	$11,309	$12,630

(5)	Income Taxes
      The components of income tax expense for the year ended August 31, 2005, the period ended August 31, 2004 (successor business), the period ended April 16, 2004 and year ended August 31, 2003 (predecessor business) are as follows (in thousands):

	Successor Business		Predecessor Business

	Year Ended	Period Ended	Period Ended	Year Ended
	August 31, 2005	August 31, 2004	April 16, 2004	August 31, 2003

Current:
Federal	$2,130	$368	$114	$10
State	336	29	72	—
Foreign	5,405	1,008	2,115	690

	7,871	1,405	2,301	700

Deferred:
Federal	—	—	—	23,143
Foreign	931	(150)	—	5,477

	931	(150)	—	28,620

	$8,802	$1,255	$2,301	$29,320

      The effective income tax rate (expressed as a percentage of income (loss) before income taxes) varied from the U.S. statutory income tax rate for the year ended August 31, 2005, the period ended

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
August 31, 2004 (successor business), the period ended April 16, 2004 and year ended August 31, 2003 (predecessor business) as follows:

	Successor Business		Predecessor Business

	Period Ended	Period Ended	Period Ended	Year Ended
	August 31, 2005	August 31, 2004	April 16, 2004	August 31, 2003

Statutory tax rate	35.0%	35.0%	(35.0)%	35.0%
Foreign income taxes at different rates	(7.9)	18.0	6.0	5.3
State income tax, net of federal tax benefit	0.6	0.6	0.2	—
Tax holiday — Malaysia	(8.8)	(29.6)	(10.5)	(35.3)
Nondeductible goodwill impairment	—	—	42.3	—
Change in valuation allowance	0.3	2.0	4.3	164.3
Deferred tax asset write-off — Malaysia	3.9	—	—	—
Foreign withholding taxes	2.7	—	—	—
Other	(0.6)	0.9	0.2	0.2

	25.2%	26.9%	7.5%	169.5%

      The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of August 31, 2005 and 2004 were as follows (see note 1(n)) (in thousands):

	Successor Business

	2005	2004

Deferred tax assets:
Accruals and allowances	$6,756	$5,967
Stock-based compensation	92	—
Credits carryover	482	442
Capital loss carryover	1,743	—
Net operating loss carryover	15,769	15,045

Deferred tax assets	24,842	21,454
Valuation allowance	(22,226)	(19,207)

Net deferred tax assets:	2,616	2,247

Deferred tax liabilities:
Property and equipment	(105)	(276)
Acquired intangibles	(2,563)	(5,596)

Deferred tax liabilities	(2,668)	(5,872)

Deferred tax assets (liabilities)	$(52)	$(3,625)

      As of August 31, 2005, the Company classified approximately $0.8 million in current deferred tax assets and $0.9 million in non-current deferred tax liabilities in other current assets and other non-current liabilities, respectively, on the accompanying consolidated balance sheets. As of August 31, 2004, the Company classified approximately $0.6 million in current deferred tax assets and $4.3 million in non-

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
current deferred tax liabilities in other current assets and other non-current liabilities, respectively, on the accompanying consolidated balance sheets.
      As of August 31, 2005, the Company had U.S. federal net operating loss carry-forwards of approximately $38.4 million. The net operating losses will expire in 2012 through 2024 if not utilized.
      As of August 31, 2005, the Company had California state net operating loss carry-forwards of approximately $38.6 million that will expire in 2012 through 2024 if not utilized.
      The federal and California net operating loss carry-forwards are subject to an annual limitation as a result of a change of ownership as defined in Section 382 of the Internal Revenue Code. The annual limitation will not prevent the Company from using the net operating losses if sufficient income is earned in the carry-forward period.
      As of August 31, 2005, the Company had capital loss carry-forwards of approximately $4.3 million, which if not utilized to offset capital gains, will expire in 2009. The Company has foreign tax credits and state credit carry-forwards that expire beginning in 2008.
      The valuation allowance as of August 31, 2005 primarily relates to U.S. deferred tax assets acquired in the Acquisition. Future reversals of this valuation allowance will be recorded first as reductions to the basis of any remaining acquired intangible assets. Thereafter, any remaining valuation allowance reduction will be recorded as income tax benefit during the period in which the valuation allowance is reversed. The realization of deferred tax assets is based on several factors, including the Company’s past earnings, scheduling of deferred tax liabilities, and projected income from continuing operations. Management does not believe that the deferred tax assets from U.S. operations are realizable. However, the amount of deferred tax asset considered realizable could be increased in the future if sufficient positive evidence in future periods demonstrates that the continuation of projected earnings is achievable.
      Provision has been made for deferred income taxes on undistributed earnings of foreign subsidiaries to the extent that dividend payments are expected to result in additional tax liability. The Company has not provided deferred income taxes on approximately $28.0 million of undistributed earnings from certain foreign operations as of August 31, 2005 because such earnings are intended to be reinvested indefinitely. Determination of the amount of unrecognized deferred taxes on these earnings is not practical.
      Worldwide income (loss) before taxes for all periods presented consisted of the following (in thousands):

	Successor Business		Predecessor Business

	Year Ended	Period Ended	Period Ended	Year Ended
	August 31,	August 31,	April 16,	August 31,
	2005	2004	2004	2003

U.S.	$5,667	$(42)	$(40,583)	$5,533
Non-U.S.	29,331	4,712	9,686	11,767

Total	$34,998	$4,670	$(30,897)	$17,300

      During the third quarter of fiscal 2005, the Company received approval of a renewal of its tax holiday (Pioneer Status) for its Malaysian operations, which was previously scheduled to expire in September 2004. The Company expensed the deferred tax assets recorded in Malaysia upon receipt of the tax holiday during the third quarter of fiscal 2005. The renewal was effective retroactively to September 2004. The Company has also been granted a tax holiday (International Procurement Company) for its Malaysian operations which is effective for 10 years beginning April 30, 2004, subject to certain conditions. In addition, the Company has been granted a continuing tax holiday for certain manufacturing operations in Puerto Rico, subject to certain conditions.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(6)	Accrued Expenses
      Accrued expenses as of August 31, 2005 and 2004 consisted of (in thousands):

	Successor Business

	2005	2004

Accrued employee compensation	$9,555	$8,952
Accrued income taxes	2,524	3,438
Other accrued liabilities	17,833	7,765

Total	$29,912	$20,155

(7)	Advance from Customer
      In connection with a supply agreement, a customer advanced $5.0 million to the Company in August 2004. The advance is payable when the terms of the agreement have been fulfilled. Accordingly, the Company paid $4.0 million back to the customer in July 2005, with the remaining $1.0 million paid in September 2005.

(8)	Long-Term Debt

Senior Secured Floating Rate Notes
      On March 28, 2005 the Company issued $125.0 million in senior secured floating rate notes due on April 1, 2012 (the 144A Notes) in an offering exempted from registration by rule 144A and Regulation S under the Securities Act (the Offering). The 144A Notes are jointly and severally guaranteed on a senior basis by all of our restricted subsidiaries, subject to some limited exceptions. In addition, the 144A Notes and the guarantees are secured on a second-priority basis by the capital stock of, or equity interests in, most of our subsidiaries. The 144A Notes accrue interest at the three-month London Inter Bank Offering Rate, or LIBOR, plus 5.50% per annum, payable quarterly in arrears, and are redeemable under certain conditions and limitations. The Company filed an exchange offer registration statement that was declared effective on September 27, 2005. Accordingly, all of the 144A Notes are exchangeable for our Senior Floating Rate Exchange Notes (Notes) through the period ended October 26, 2005 (unless extended in accordance with the rules and regulations of the SEC). The terms of the Notes will be identical in all material respects to the terms of the 144A Notes, except that the Notes will be registered under the Securities Act, and the transfer restrictions and registration rights relating to the 144A Notes do not apply to the Notes.
      The net proceeds from the Offering of approximately $120.1 million, were used to repay outstanding indebtedness of approximately $42.3 million under the Company’s existing revolving loan and security agreement, redeem all of the outstanding shares of its Series A redeemable preferred stock for an aggregate amount of $65.1 million, use the remaining $12.7 million for general corporate purposes.
      The Company incurred approximately $4.9 million in related debt issuance costs, which are included in other non-current assets in the accompanying August 31, 2005 consolidated balance sheet. Debt issuance costs related to the 144A Notes are being amortized to interest expense on a straight-line basis, which approximates the effective interest rate method, over the life of the 144A Notes.

Revolving Line of Credit
      SMART had a revolving loan and security agreement (Loan and Security Agreement) with Wells Fargo Foothill, Inc., La Salle Business Credit, LLC and Congress Financial Corporation (Western), that allowed SMART to borrow up to a maximum of $100 million. The ability to draw funds under this credit

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
facility was dependent upon sufficient collateral and meeting certain financial covenants, including the maintenance of certain financial ratios. There also were restrictions on payment of dividends and restrictions on the amount of ordinary shares that could be repurchased annually. Interest on borrowings was calculated based on prime rate plus a margin of up to 1%, or based on LIBOR plus margins between 1.5% and 2.5%, depending on loan availability.
      Contemporaneously with the closing of the Offering of the 144A Notes, the Company amended and restated the Loan and Security Agreement with its lenders, providing for a new senior secured credit facility with Wells Fargo Foothill, Inc. (New Senior Secured Credit Facility). The New Senior Secured Credit Facility provides for up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by the Company. Borrowings under the New Senior Secured Credit Facility will bear interest at a rate equal to, at the Company’s option, either (i) the base rate (which is the prime rate most recently announced by the agent) or (ii) the applicable reserve adjusted LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0% to 0.5%, and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash and excess availability under the New Senior Secured Credit Facility. The New Senior Secured Credit Facility is available for general corporate purposes through March 28, 2009, unless earlier terminated.
      In connection with the New Senior Secured Credit Facility, the Company incurred approximately $0.7 million in debt issuance costs, which are included in other non-current assets in the accompanying August 31, 2005 consolidated balance sheet. Debt issuance costs related to the New Senior Secured Credit Facility are being amortized to interest expense on a straight-line basis, which approximates the effective interest rate method, over four years, which represents the term of the New Senior Secured Credit Facility. In addition, the Company recorded approximately $1.2 million in interest expense in the fiscal year 2005 consolidated statement of operations, for the write-off of deferred debt issuance and other costs related to the original Loan and Security Agreement.
      As of August 31, 2005, the New Senior Secured Credit Facility was undrawn and the Company is in compliance with its covenants as required by the New Senior Secured Credit Facility agreement.

(9)	Financial Instruments

Derivative Instruments
      On April 28, 2005, SMART entered into two interest rate swap agreements (Swaps) with Wells Fargo Foothill, Inc. The Swaps are for $41.25 million and $40.0 million in notional amounts (Notional Amounts) and expire on April 1, 2008 and April 28, 2010 (Expiration Dates), respectively. SMART entered into the Swaps in order to hedge a portion of its future cash flows against interest rate exposure resulting from the 144A Notes. Under the terms of the Swaps, SMART pays fixed interest rates of 9.78% and 9.97% related to the above Notional Amounts, respectively. In exchange, SMART receives a variable interest rate equal to the 3-month LIBOR rate plus 5.50%. The Swaps effectively replace the variable interest rate on $81.25 million of the 144A Notes with fixed interest rates through the respective Expiration Dates. The Swaps are designated as cash flow hedges under SFAS No. 133, as amended.
      The total fair value of the outstanding derivative instruments referred to above was a liability of approximately $0.1 million as of August 31, 2005. SMART had no derivative financial instruments outstanding at August 31, 2004.
      For all derivative transactions, SMART is exposed to counterparty credit risk. To manage such risk, SMART limits its derivative transactions’ counterparties to major financial institutions. SMART does not

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
expect to experience any material adverse financial consequences as a result of default by SMART’s counterparties.

(10)	Employee Benefit Plans

(a)	Stock Option Plan

Predecessor Business
      Solectron’s stock option plans provided for grants of options to employees of SMART Modular to purchase Solectron’s common stock at the fair market value of such shares on the grant date. The options vest over a 4-year period beginning generally on the grant date and have a 10-year term.
      A summary of the activity under SMART Modular’s portion of Solectron’s stock option plans and its preexisting plans is presented as follows:

	Number of	Weighted Average
	Solectron Shares	Exercise Price

Outstanding, August 31, 2002	3,899,131	$17.88
Granted	978,882	3.78
Exercised	(1,757)	3.46
Canceled	(778,913)	17.20

Outstanding, August 31, 2003	4,097,343	14.65
Granted	392,540	5.58
Exercised	(17,807)	3.84
Canceled	(319,698)	16.87

Outstanding, April 16, 2004	4,152,378	13.67
Cancellation of options upon acquisition by SMART	(4,152,378)	13.67
Outstanding, April 17, 2004	—	—

      The weighted average fair value of options granted during the period ended April 16, 2004 and in fiscal 2003 were $3.19 and $1.98, respectively.

Successor Business
      The Company’s stock option plans provide for grants of options to employees of the Company to purchase the Company’s ordinary shares at the fair market value, as determined by management and the board of directors, of such shares on the grant date. The options vest over a 4-year period beginning generally on the grant date and have a 10-year term.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      A summary of the activity under the Company’s stock option plans and its preexisting plans is presented as follows:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding, April 17, 2004	—	$—
Granted	4,960,366	0.17

Outstanding, August 31, 2004	4,960,366	0.17
Granted	1,139,591	0.76
Canceled	(621,536)	0.20

Outstanding, August 31, 2005	5,478,421	0.29

      The following table summarizes options outstanding as of August 31, 2005:

Options Outstanding				Options Vested

		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
Range of	Shares	Life	Exercise		Exercise
Exercise Prices	Outstanding	(Years)	Price	Shares Vested	Price

$0.17	4,880,554	8.9	$0.17	1,275,525	$0.17
$0.98	442,017	9.4	$0.98	—	$—
$2.09	155,850	9.8	$2.09	833	$2.09

$0.17 - 2.09	5,478,421	8.9	$0.29	1,276,358	$0.17

(b)	Employee Stock Purchase Plan — Predecessor
      Under Solectron’s Employee Stock Purchase Plan, SMART Modular’s employees meeting specific employment qualifications were eligible to participate and could purchase shares of Solectron’s common stock semiannually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation.
      The weighted average fair value of the purchase rights granted by Solectron during the period ended April 16, 2004 and the year ended August 31, 2003 was $2.19 and $1.37, respectively.

(c)	Savings and Retirement Program

Predecessor Business
      SMART Modular participated in Solectron’s 401(k) Plan. This plan provided for tax deferred salary deduction for eligible employees. Employees could contribute from 1% to 15% of their annual compensation to this plan, limited by an annual maximum amount as determined by the Internal Revenue Service. Solectron also made discretionary matching contributions, which vested immediately, as periodically determined by its board of directors. The matching contributions made by Solectron during the period ended April 16, 2004 and the year ended August 31, 2003 were $0.4 million and $0.7 million, respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Successor Business
      The Company provides a 401(k) Plan to its employees. This plan provides for tax deferred salary deductions for eligible employees. Employees may contribute from 1% to 15% of their annual compensation to this plan, limited by an annual maximum amount as determined by the Internal Revenue Service. The Company also makes discretionary matching contributions, which vest immediately, as periodically determined by its board of directors. The matching contributions made by the Company during the year ended August 31, 2005 and the period ended August 31, 2004 were $0.4 million and $0.2 million, respectively.

(11)	Commitments and Contingencies

(a)	Synthetic Lease

Predecessor Business
      During the fiscal year ended August 31, 2002, SMART Modular restructured its synthetic lease agreement related to its Fremont, California site. The synthetic lease has an expiration date in 2007. At the end of the lease term, SMART Modular had an option, subject to certain conditions, to purchase or cause a third party to purchase the facility subject to the synthetic lease for the “Termination Value,” which approximates the lessor’s original cost, or may market the property to a third party at a different price. SMART Modular was entitled to any proceeds from a sale of the property to a third party in excess of the Termination Value. In connection with its restructuring of the synthetic lease, SMART Modular provided loans to the lessor equaling approximately 85% of its initial Termination Value.
      These loans were repayable solely from the sale of the property to third parties in the future, were subordinated to the amounts payable to the lessor at the end of the terms of the synthetic leases, and could be used as a credit against the Termination Value payable if SMART purchases the property. As of August 31, 2003, the approximate Termination Value and loan amount for the synthetic lease was $23.4 million and $19.9 million, respectively.
      Prior to the end of fiscal 2003, SMART Modular obtained a waiver of the minimum cash interest coverage ratio covenant in the agreement. As a result of the waiver, SMART Modular was in compliance with all applicable covenants as of August 31, 2003. Monthly lease payments are generally based on the Termination Value and the 30-day LIBOR index (1.1% as of August 31, 2003) plus an interest rate margin which may vary depending upon Moody Investors Services and Standard and Poor’s rating of Solectron, and are allocated between the lessor and SMART Modular based on the proportion of the loan amount to the total Termination Value of the synthetic lease.
      After the restructuring, SMART Modular continued to account for the synthetic lease arrangement as an operating lease in accordance with SFAS No. 13, Accounting for Leases, as amended. SMART’s loan to the lessor has been funded by Solectron.
      In connection with the acquisition of SMART Modular by SMART from Solectron, Solectron assumed the lease related to the Company’s Fremont, California site and, therefore, the Company has no obligation with respect to this lease.

(b)	Lease Agreement with Solectron

Successor Business
      The Company entered into a lease agreement on April 16, 2004 with Solectron for the Fremont, California site. The lease had a term of approximately three years from the closing of the Acquisition with an option to extend for one additional year. The terms of the lease were negotiated based on fair market value.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The lease agreement was amended on January 17, 2005, extending the initial term of the lease to April 30, 2009 with an option for the Company to extend the lease-term for an additional period of three years.

(c)	Commitments
      Rent expense for the year ended August 31, 2005, the period ended August 31, 2004 (successor business), the period ended April 16, 2004 and year ended August 31, 2003 (predecessor business) was $1.6 million, $1.0 million, and $2.5 million and $3.9 million, respectively. As of August 31, 2005, the Company has commitments under operating leases for facilities and equipment.
      Minimum lease payments for the next five years are as follows (in thousands):

Year Ending
August 31

2006	$1,241
2007	885
2008	720
2009	378
2010 and thereafter	—

$3,224

(d)	Product Warranties
      Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a Company’s product. The amounts of the reserves, which totaled $1.0 million, $1.1 million and $1.0 million as of August 31, 2005, 2004, and 2003, respectively, are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The reserves are included in accrued expenses on the consolidated balance sheets.
      The following table reconciles changes in the Company’s accrued warranty (in thousands):

	Successor Business		Predecessor Business

	Year	Period	Period	Year
	Ended	Ended	Ended	Ended
	August 31,	August 31,	April 16,	August 31,
	2005	2004	2004	2003

Beginning accrued warranty	$1,098	$1,067	$960	$1,111
Warranty claims	(638)	(230)	(819)	(1,049)
Accruals for product warranties	584	261	926	898

Ending accrued warranty	$1,044	$1,098	$1,067	$960

      The Company currently has in effect a number of agreements in which it has agreed to defend, indemnify and hold harmless its customers and suppliers from damages and costs which may arise from the infringement by its products of third-party patents, trademarks or other proprietary rights. The Company believes its internal development processes and other policies and practices limit its exposure related to such indemnities. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. However, to date, the Company has not had to reimburse any of its customers or suppliers for any losses related to these indemnities. The Company has not recorded any liability in its financial statements for such indemnities.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(e)	Legal Matters
      From time to time the Company has been involved in disputes and legal actions arising in the ordinary course of business. In the Company’s opinion, the estimated resolution of these disputes and legal actions is not expected to have a material impact on its consolidated financial position, results of operations or cash flows.

(12)	Restructuring
      Impairment of owned facilities and equipment in connection with restructuring activities initiated beginning in fiscal 2003 were recorded in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For owned facilities and equipment, the impairment loss recognized was based on the estimated fair value less costs to sell with fair value estimated based on existing market prices for similar assets. Severance and benefit costs and other costs associated with restructuring activities initiated prior to January 1, 2003 were recorded in compliance with EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Severance and benefit costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with SFAS 112, Employer’s Accounting for Postemployment Benefits, as SMART concluded that it had a substantive severance plan based on the similarity of the benefits offered by this restructuring activity with previous severance activities. Other costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. For leased facilities and equipment that will be abandoned and subleased, the estimated lease loss accrued represents future lease payments subsequent to abandonment less any estimated sublease income.

Predecessor Business

(a)	Period Ended April 16, 2004
      The employee severance and benefit costs included in these restructuring charges relate to the elimination of 56 full-time positions worldwide. All positions under this plan have been eliminated. All of the positions eliminated were in the Americas region. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas regions. For leased facilities that have been abandoned and will be subleased, the lease costs represent future lease payments subsequent to abandonment, less estimated sublease income. For owned facilities and equipment, the impairment loss recognized was based on the fair value, less costs to sell, with fair value based on estimates of existing market prices for similar assets.
      In addition, SMART Modular wrote off its goodwill based on the expected proceeds of the sale of SMART Modular to SMART. The goodwill impairment amounted to $43.3 million.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      For the period ended April 16, 2004, restructuring and impairment costs related to these actions amounted to $49.5 million. The following table summarizes restructuring charges for the period ended April 16, 2004 (in thousands):

Amount

Impairment of goodwill	$43,302
Impairment of equipment	5,675

Impairment of goodwill and equipment	48,977
Severance and benefit costs	219
Loss on leased facilities	80
Other	250

$49,526

(b)	Fiscal 2003
      The employee severance and benefit costs included in these restructuring charges relate to the elimination of 292 full-time positions worldwide. All positions under this plan have been eliminated. Approximately 72% of the positions eliminated were in the Americas region and 28% were in Europe. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe regions. For leased facilities that have been abandoned and will be subleased, the lease costs represent future lease payments subsequent to abandonment, less estimated sublease income. For owned facilities and equipment, the impairment loss recognized was based on the fair value, less costs to sell, with fair value based on estimates of existing market prices for similar assets.
      During fiscal 2003, we recorded restructuring and impairment costs related to this plan of $8.2 million.
      The following table summarizes restructuring charges in fiscal 2003 (in thousands):

Amount

Impairment of equipment	$2,897
Impairment of facilities	2,214

Impairment of equipment and facilities	5,111
Severance and benefit costs	2,631
Loss on leased equipment	115
Loss on leased facilities	364

$8,221

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the restructuring accrual activity for the period ended April 16, 2004 and the year ended August 31, 2003 (in thousands):

		Lease	Lease
	Severance	Payments on	Payments on
	and Benefits	Facilities	Equipment	Other	Total

Accrual as of August 31, 2002	—	—	—	—	—
Provision	2,631	364	115	—	3,110
Cash payment	(1,138)	(325)	—	—	(1,463)

Accrual as of August 31, 2003	1,493	39	115	—	1,647
Provision	219	80	—	250	549
Cash payment	(1,586)	(119)	(115)	(250)	(2,070)

Accrual as of April 16, 2004	$126	$—	$—	$—	$126

      The restructuring accrual is included in accrued expenses in the accompanying balance sheets.

Successor Business

(a)	Period Ended August 31, 2004
      The employee severance and benefit cost included in these restructuring charges related to the elimination of 89 full-time positions worldwide. All positions under this plan have been eliminated. All of the positions were in the Americas region. The employment reduction primarily affected employees in manufacturing and back office support functions. Equipment subject to restructuring were primarily located in the Americas regions.
      For the period ended August 31, 2004, the Company recorded restructuring and impairment costs related to this plan of $1.3 million against earnings. The following table summarizes restructuring charges for the period ended August 31, 2004 (in thousands):

Amount

Severance and benefits costs	$545
Loss on leased equipment	480
Other	275

$1,300

      The following table summarizes the restructuring accrual activity for the period ended August 31, 2005 and 2004 (in thousands):

		Lease Payments
	Severance	on Equipment
	and Benefits	and Facilities	Other	Total

Accrual as of April 17, 2004	$126	$—	$—	$126
Provision	545	480	275	1,300
Cash payment	(123)	(104)	(87)	(314)

Accrual as of August 31, 2004	548	376	188	1,112
Provision	420	340	55	815
Cash Payment	(869)	(608)	(243)	(1,720)

Accrual as of August 31, 2005	$99	$108	$—	$207

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The restructuring and impairment costs for 2005 consisted of $0.4 million in exit and equipment impairment costs, and $0.4 million for severance and related benefit costs, which were incurred primarily from the discontinuation of the Company’s communication products. The restructuring accrual is included in accrued expenses in the accompanying balance sheets. Payments under this plan are expected to be substantially completed by December 2005.

(13)	Segment Information
      The Company operates in one reportable segment: the design, manufacture, and distribution of memory products to the information technology industry. The Company evaluates financial performance on a company wide basis. A summary of the Company’s operations by geographic area is as follows (in thousands):

	Successor Business		Predecessor Business

	Year	Period	Period	Year
	Ended	Ended	Ended	Ended
	August 31,	August 31,	April 16,	August 31,
	2005	2004	2004	2003

Revenues:
U.S.A.	$405,886	$169,815	$461,086	$599,872
Other North and Latin America	58,733	15,923	37,040	34,294
Europe	52,427	19,889	89,983	103,671
Asia	90,253	28,050	71,062	90,544

	$607,299	$233,677	$659,171	$828,381

	August 31

	2005	2004

Long-lived assets:
U.S.A.	$4,240	$6,761
Other North and Latin America	2,152	944
Europe	36	—
Asia	4,881	4,925

	$11,309	$12,630

(14)	Major Customers
      A majority of the Company’s revenues are attributable to customers operating in the information technology industry. Revenues from major customers, defined as revenues in excess of 10% of total revenues, are as follows (in thousands):

	Successor Business				Predecessor Business

	Year Ended		Period Ended		Period Ended		Year Ended
	August 31, 2005		August 31, 2004		April 16, 2004		August 31, 2003

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Customer A	$278,536	46%	$116,224	49%	$467,744	71%	$606,489	73%
Customer B	$107,694	18%	$39,420	17%	$—	—	$—	—

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      As of August 31, 2005, approximately 46% and 35% of accounts receivable were concentrated with these customers, respectively. As of August 31, 2004, approximately 53% and 32% of accounts receivable were concentrated with these customers, respectively. The loss of a major customer could have a material adverse effect on the Company’s business, financial condition and results of operations.

(15)	Other Income (Expense), Net
      The following table provides the detail of other income (expense) for the year ended August 31, 2005, the period ended August 31, 2004, the period ended April 16, 2004, and the year ended August 31, 2003 (in thousands):

	Successor Business		Predecessor Business

	Year	Period	Period	Year
	Ended	Ended	Ended	Ended
	August 31,	August 31,	April 16,	August 31,
	2005	2004	2004	2003

Gain on sale of investment	$—	$—	$—	$2,432
Write-off of investment	—	—	—	(1,891)
Foreign currency realized gains (losses)	293	546	(13)	(485)
Other	188	(95)	(135)	(108)

Total	$481	$451	$(148)	$(52)

(16)	Interest Income (Expense), Net
      The following table provides the components of interest income (expense) for the year ended August 31, 2005, the period ended August 31, 2004, the period ended April 16, 2004, and the year ended August 31, 2003 (in thousands):

	Successor Business		Predecessor Business

	Years	Period	Period	Year
	Ended	Ended	Ended	Ended
	August 31,	August 31,	April 16,	August 31,
	2005	2004	2004	2003

Interest income	$1,005	$69	$299	$7,757
Interest expense	(8,003)	(996)	(129)	(72)

Interest income (expense), net	$(6,998)	$(927)	$170	$7,685

(17)	Subsidiary Guarantors
      The Company has not presented separate combined financial statements of subsidiary guarantors of its senior secured floating rate notes due 2012, as (1) each of the subsidiary guarantors is wholly owned by the Company, the issuer of the senior secured floating rate notes due 2012, (2) the guarantees are full and unconditional, (3) the guarantees are joint and several, and (4) the Company has no independent assets and operations and all subsidiaries of the Company other than the subsidiary guarantors are minor.

INDEPENDENT AUDITOR’S REPORT
(COMPANY NO. 458945-M)
      We have audited the accompanying balance sheets of SMART Modular Technologies Sdn. Bhd. as of August 31, 2005 and 2004, and the related income statements, statements of changes in shareholders’ equity and cash flows for each of the years in the three-year period ended August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMART Modular Technologies Sdn. Bhd. as of August 31, 2005 and 2004 and the results of its operations, changes in shareholders’ equity and its cash flows for each of the years in the three-year period ended August 31, 2005 in conformity with the applicable approved accounting standards in Malaysia.
      Accounting principles generally accepted in Malaysia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the financial statements.
/s/ KPMG
Firm No: AF: 0758
Chartered Accountants
Malaysia,
Date: October 18, 2005

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
BALANCE SHEETS
August 31, 2005 and 2004

	Note	2005	2004

		(Ringgit Malaysia in
		thousands)
Property, plant and equipment	3	15,641	17,134
Current assets:
Inventories (at cost)	4	56,519	49,476
Trade and other receivables	5	212,172	186,985
Tax recoverable		106	—
Cash and cash equivalents	6	105,482	79,232

		374,279	315,693

Current liabilities:
Trade and other payables	7	218,986	203,698
Taxation		—	347

		218,986	204,045
Net current assets		155,293	111,648

		170,934	128,782

Financed by:
Capital and reserves
Share capital	8	11,650	11,650
Reserves	9	159,234	117,082

Shareholders’ funds		170,884	128,732

Long term liability:
Non-cumulative redeemable preference shares	10	50	50

		170,934	128,782

The notes set out on pages F-38 to F-53 form an integral part of, and should be read in conjunction with, these financial statements.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
INCOME STATEMENTS
For the Years Ended August 31, 2005, 2004 and 2003

	Note	2005	2004	2003

		(Ringgit Malaysia in thousands)
Revenue	11	1,501,905	1,351,560	696,673
Cost of sales		(1,413,087)	(1,251,822)	(610,749)

Gross profit		88,818	99,738	85,924
Distribution costs		(10,813)	(8,164)	(6,655)
Administrative expenses		(17,831)	(22,137)	(16,939)
Other operating expenses		(11,656)	(23,677)	(19,893)
Other operating income		1,311	700	1,068

Operating profit	12	49,829	46,460	43,505
Financing costs		(3)	(62)	—

Profit before tax		49,826	46,398	43,505
Tax expense	13	(1,977)	(196)	(135)

Net profit after tax for the year		47,849	46,202	43,370

The notes set out on pages F-38 to F-53 form an integral part of, and should be read in conjunction with, these financial statements.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share	Share	Retained
	Note	capital	premium	profits	Total

		(Ringgit Malaysia in thousands)
Balances as of August 31, 2002		300	1,190	105,727	107,217
Reclassification of share capital on non-cumulative redeemable preference shares to long term liabilities	10	(50)	—	—	(50)
Net profit for the year		—	—	43,370	43,370

Balances as of August 31, 2003		250	1,190	149,097	150,537
Issue of shares		11,400	—	—	11,400
Dividends	14	—	—	(79,407)	(79,407)
Net profit for the year		—	—	46,202	46,202

Balances as of August 31, 2004		11,650	1,190	115,892	128,732
Dividends	14	—	—	(5,697)	(5,697)
Net profit for the year		—	—	47,849	47,849

Balances as of August 31, 2005		11,650	1,190	158,044	170,884

The notes set out on pages F-38 to F-53 form an integral part of, and should be read in conjunction with, these financial statements.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
CASH FLOW STATEMENTS
August 31, 2005, 2004 and 2003

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Cash flows from operating activities:
Income before provision for income taxes	49,826	46,398	43,505
Adjustments for:
Loss on disposal of plant and equipment	—	625	—
Depreciation	6,457	7,642	9,536
Interest expense	—	56	—
Interest income	(1,311)	(700)	(923)
Impairment loss on plant and equipment	—	—	102
Dividend payable on non-cumulative redeemable preference shares classified as financing costs	3	6	—

Operating profit before working capital changes	54,975	54,027	52,220
Increase in:
Inventories	(7,043)	(15,281)	(19,883)
Trade and other receivables	(25,187)	(47,033)	(70,216)
Increase in trade and other payables	15,288	48,983	112,634

Cash generated from operations	38,033	40,696	74,755
Income taxes paid	(2,430)	(84)	(333)

Net cash generated from operating activities	35,603	40,612	74,422
Cash flows from investing activities:
Interest received	1,311	700	923
Purchase of plant and equipment	(5,680)	(2,512)	(8,100)
Proceeds from disposal of plant and equipment	716	41	—

Net cash used in investing activities	(3,653)	(1,771)	(7,177)
Cash flows from financing activities:
Dividends paid — ordinary shares	(5,697)	(79,407)	—
— non-cumulative redeemable preference shares	(3)	(6)	—
Proceeds from issue of shares	—	11,400	—
Interest paid	—	(56)	—

Net cash used in financing activities	(5,700)	(68,069)	—

Net increase/(decrease) in cash and cash equivalents	26,250	(29,228)	67,245

Cash and cash equivalents at beginning of year	79,032	108,260	41,015

Cash and cash equivalents at end of year	105,282	79,032	108,260

NOTE
Cash and cash equivalents
Cash and cash equivalents included in cash flow statements comprise the following amounts:
Short term deposits with a licensed bank (exclude pledged deposits)	68,979	53,686	75,947
Cash and bank balances	36,303	25,346	32,313

	105,282	79,032	108,260

The notes set out on pages F-38 to F-53 form an integral part of, and should be read in conjunction with, these financial statements.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS

(1)	Business and organization
      SMART Modular Technologies Sdn. Bhd. (the Company) is a company incorporated in Malaysia with its registered office at 3rd Floor, Wisma Wang, 251-A, Jalan Burma, 10350 Penang, Malaysia. The principal activities of the Company are to carry on the business of suppliers and manufacturers of specialty and standard memory modules, flash memory cards, high performance embedded computer modules as well as communication card solutions and other electronic products associated with the semiconductor industry.

(2)	Summary of significant accounting policies
      The following accounting policies are adopted by the Company and are consistent with those adopted in previous years.

(a)	Basis of accounting
      The financial statements of the Company are prepared on the historical cost basis except as disclosed in the notes to the financial statements and in compliance with applicable approved accounting standards in Malaysia.

(b)	Property, plant and equipment
      Property, plant and equipment are stated at cost less accumulated depreciation and amortization and accumulated impairment losses.
      Property, plant and equipment retired from active use and held for disposal are stated at the carrying amount at the date when the asset is retired from active use, less impairment losses, if any.

Depreciation
      Capital expenditure-in-progress is stated at cost.
      Leasehold land is amortized in equal installments over the remaining period of the respective leases of 54 and 57 years.
      On other property, plant and equipment, depreciation is calculated to write off the cost of property, plant and equipment on a straight-line basis over the terms of their estimated useful lives at the following principal annual rates:

Leasehold improvement	2% - 33%
Plant and machinery	20% - 50%
Computers	50%
Furniture, fittings and office equipment	20% - 50%
      For assets transferred from holding and related corporations, the original cost and accumulated depreciation are taken up in the financial statements and depreciation is provided based on the original cost as from the date of transfer using the above bases so as to write off the net book value of the transferred assets over their remaining useful lives.

(c)	Impairment
      The carrying amount of assets, other than inventories and financial assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognized in the income statement.
      The recoverable amount is the greater of the asset’s net selling price (the amount obtained from the sale of an asset in an arm’s length transaction between willing parties less cost to sell) and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
      An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The reversal is recognized in the income statement.

(d)	Inventories
      Inventories are stated at the lower of cost and net realizable value with the first-in, first-out basis being the main basis for cost. For work-in-progress and manufactured inventories, cost consists of materials, direct labor and an appropriate proportion of fixed and variable production overheads.

(e)	Trade and other receivables
      Trade and other receivables are stated at cost less allowance for doubtful debts.

(f)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand, balances and deposits with banks and highly liquid investments that have an insignificant risk of changes in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of pledged deposits.

(g)	Liabilities
      Trade and other payables are stated at cost.

(h)	Provisions
      A provision is recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation (legal or constructive) as a result of a past event and a reliable estimate can be made of the amount.

(i)	Share capital

Non-Cumulative Redeemable Preference Share Capital
      Non-cumulative redeemable preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders and dividends thereon are recognized in the income statement as financing cost.

(j)	Research and development
      Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. Other development expenditure is recognized in the income statement as an expense as incurred.

(k)	Foreign currency transactions
      Transactions in foreign currencies are translated to Ringgit Malaysia at rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Ringgit Malaysia at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at the foreign exchange rates ruling at the date of the transactions.
      The closing rate used in the translation is USD1.00 to RM3.77 (2004: USD1.00 to RM3.80)

l) Income tax
      Tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
      Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
      Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognized for the initial recognition of assets or liabilities that at the time of the transaction affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.
      A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(m)	Income recognition

i) Goods sold
      Revenue from sale of goods is measured at the fair value of the consideration receivable and is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

ii) Interest income
      Interest income is recognized in the income statement as it accrues, taking into account the effective yield on the asset.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(n)	Financing costs
      All interest and other costs incurred in connection with borrowings are recognized in the income statement as and when incurred.

(o)	Employee benefits

i) Short term employee benefits
      Wages, salaries and bonuses are recognized as expenses in the year in which the associated services are rendered by employees of the Company. Short term accumulating compensated absences such as paid annual leave are recognized when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognized when absences occur.

ii) Defined contribution plans
      Obligations for contributions to defined contribution plan are recognized as an expense in the income statement as incurred.

(3)	Property, plant and equipment

	Long term			Furniture,
	leasehold			fittings and	Capital
	land and	Plant and		office	expenditure-
	improvement	machinery	Computers	equipment	in-progress	Total

	(Ringgit Malaysia in thousands)
Cost
At September 1, 2004	11,423	66,825	2,255	644	—	81,147
Additions	—	3,649	458	—	1,573	5,680
Disposals	—	(4,039)	—	—	—	(4,039)

At August 31, 2005	11,423	66,435	2,713	644	1,573	82,788

Accumulated depreciation
At September 1, 2004	3,532	57,768	2,233	480	—	64,013
Charge for the year	649	5,582	173	53	—	6,457
Disposals	—	(3,323)	—	—	—	(3,323)

At August 31, 2005	4,181	60,027	2,406	533	—	67,147

Net book value
At August 31, 2005	7,242	6,408	307	111	1,573	15,641

At August 31, 2004	7,891	9,057	22	164	—	17,134

Depreciation charge for the year ended
August 31, 2004	684	6,761	139	58	—	7,642

August 31, 2003	864	8,297	278	97	—	9,536

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
        Depreciation for the year is charged to the Income Statement as:

	2005	2004

	(Ringgit Malaysia
	in thousands)
Depreciation expense	3,444	4,146
Research and development (“R&D”) expenditure (being depreciation on equipment used for R&D purposes)	3,013	3,496

	6,457	7,642

(4)	Inventories, at cost

	2005	2004

	(Ringgit Malaysia
	in thousands)
Raw materials	28,951	31,420
Work-in-progress	5,256	1,691
Manufactured inventories	12,951	5,123
Trading inventories	9,361	11,242

	56,519	49,476

(5)	Trade and other receivables

	2005	2004

	(Ringgit Malaysia in
	thousands)
Trade receivables
- Related corporations	28,891	19,207
- Others	169,283	157,368

	198,174	176,575
Other receivables, deposits and prepayments
- Related corporations	1,483	8,571
- Others	12,515	1,839

	13,998	10,410

	212,172	186,985

(6)	Cash and cash equivalents

	2005	2004

	(Ringgit Malaysia in
	thousands)
Short term deposits with licensed banks	69,179	53,886
Cash and bank balances	36,303	25,346

	105,482	79,232

      Included in short-term deposits with licensed banks is RM200,000 (2004: RM200,000) pledged to a bank for bank guarantee granted to the Company.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(7)	Trade and other payables

	2005	2004

	(Ringgit Malaysia in
	thousands)
Trade payables
- Related corporations	3,925	9,787
- Others	173,151	160,376

	177,076	170,163
Other payables and accrued expenses
- Penultimate holding corporation	1,179	—
- Related corporation	16,656	—
- Others	24,075	33,535

	41,910	33,535

	218,986	203,698

      Prior to April 16, 2004, the ultimate holding corporation was Solectron Corporation, a corporation incorporated in Delaware, United States of America. The immediate holding corporation was SMART Modular Technologies Inc., a corporation incorporated in the State of California, United States of America.
      Solectron Corporation divested SMART Modular Technologies Inc., on April 16, 2004 to a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners.
      Subsequent to the aforesaid divestment, Modular, L.L.C., a limited liability company organized in Delaware, United States of America became the ultimate holding corporation.
      The penultimate holding corporation is SMART Modular Technologies (WWH) Inc. and the immediate holding corporation is SMART Modular Technologies (Foreign Holdings) Inc. Both corporations are incorporated in the Cayman Islands, United Kingdom.
      The non-trade amounts due to the penultimate holding corporation and related corporation are unsecured, interest-free and not subject to fixed terms of repayment.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(8)	Share capital

	2005	2004

	(Ringgit Malaysia
	in thousands)
Authorized:
Ordinary shares of RM1 each
At beginning of the year	24,750	250
Addition during the year	—	24,500

At end of the year	24,750	24,750

Issued and fully paid:
Ordinary shares of RM1 each
At beginning of the year	11,650	250
Issue of ordinary shares of RM1 each	—	11,400

At end of the year	11,650	11,650

(9)	Reserves

	2005	2004

	(Ringgit Malaysia
	in thousands)
Non-Distributable
Share premium	1,190	1,190
Distributable
Retained profits	158,044	115,892

	159,234	117,082

      The share premium relates to the issuance of the non-cumulative redeemable preference shares.
      Subject to agreement with the Inland Revenue Board, the Company has sufficient Section 108 tax credit and tax-exempt income to frank and distribute its entire retained profits as dividends.

(10)	Non-cumulative redeemable preference shares

	2005	2004

	(Ringgit
	Malaysia in
	thousands)
Authorized:
Non-Cumulative Redeemable Preference Shares of RM1 each Authorized:

At beginning/end of the year	250	250

Issued and fully paid:
Non-Cumulative Redeemable Preference Shares of RM1 each Authorized:

At beginning/end of the year	50	50

      The 50,000 non-cumulative redeemable preference shares (NCRPS) of RM1 each were issued at a premium of RM23.80 per share. The NCRPS are redeemable upon demand by the holders at par value

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
together with a sum equal to the arrears of the preferential dividend declared upon passing a resolution by the holders of preference shares and upon giving notice of 60 days to the Company. The NCRPS are classified as long term liabilities in accordance with Malaysian Financial Reporting Standard (FRS) 132.
      The holder of the non-cumulative redeemable preference shares of RM1 each:

i)	shall be entitled to dividends declared by the Company;

ii)	shall be ranked in regards to return of capital and dividend in priority to the holders of the ordinary shares for the time being of the Company;

iii)	shall not have any right to vote upon any resolution other than those pertaining to the winding up of the Company, reduction of share capital, amendment of the Memorandum and/or Articles of Association of the Company affecting directly or indirectly the rights and privileges of the holder of preference shares;

iv)	shall not be entitled to attend any general meeting unless the business of the meeting includes the consideration of a resolution upon which the holder of preference shares is entitled to vote;

v)	shall have the right to demand redemption of any part of the preference shares at par value together with a sum equal to the arrears of the preferential dividend declared at any time upon passing a resolution by the holders of preference shares and upon giving notice of 60 days to the Company; and

vi)	in the event of winding up of the Company, the holder of preference shares shall be entitled in priority to the holder of ordinary shares in paying of the capital paid up on the preference shares.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(11)	Revenue
      Revenue represents the invoiced value of goods sold less returns.

(12)	Operating profit
      Operating profit is arrived at:

	2005	2004	2003

	(Ringgit Malaysia in
	thousands)
After charging:
Auditors’ remuneration	402	25	20
Directors’ emoluments	835	869	933
Depreciation (Note 3)	3,444	4,146	4,568
Allowance for doubtful debts	—	4,915	1,482
Rental of building	672	651	111
Rental of equipment	28	116	161
Unrealized loss on foreign exchange	1,067	—	—
Realized loss on foreign exchange	—	—	22
Staff costs (excluding directors’ emoluments)	16,350	15,643	9,689
Research and development expenditure *	9,686	20,929	19,778
Impairment loss on plant and equipment	—	—	102
Plant and equipment written off	—	—	4
Allowance for inventory obsolescence	13,301	7,882	2,942
Loss on disposal of plant and equipment	—	625	—
and crediting:
Interest income	1,311	700	923
Unrealized gain on foreign exchange	—	8	9
Realized gain on foreign exchange	333	162	—
Reversal of allowance for doubtful debts	797	—	—

*	The following are included in research and development expenditure:

	2005	2004	2003

	(Ringgit Malaysia in
	thousands)
Directors’ emoluments	395	420	478
Depreciation (Note 3)	3,013	3,496	4,968
Rental of building	—	—	17
Rental of equipment	—	—	38
Staff costs (excluding directors’ emoluments)	2,260	2,226	2,036

      The estimated monetary value of benefits received by directors other than in cash from the Company amounted to RM35,000, RM33,000 and RM28,000 in 2005, 2004 and 2003, respectively.
      The number of employees of the Company at the end of the year was 429 (2004: 486; 2003: 333).

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      Staff costs include contributions to the Employees’ Provident Fund of RM1,830,000, RM1,604,000 and RM1,233,000 in 2005, 2004 and 2003, respectively.

(13)	Tax expense

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Current tax expense
- Based on results for the year	2,372	196	245
- Prior years	(395)	—	—

	1,977	196	245
Deferred tax expense
- Prior year	—	—	(110)

	1,977	196	135

Reconciliation of effective tax expense

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Profit before tax	49,826	46,398	43,505

Income tax using Malaysian tax rate	13,951	12,992	12,181
Non-deductible expenses	316	1,259	383
Deferred tax benefits not recognized due to tax holidays	826	2,754	1,957
Tax incentives	(12,740)	(16,836)	(14,263)
Others	19	27	(13)

	2,372	196	245
Over provision in prior years	(395)	—	(110)

	1,977	196	135

      The Company was granted pioneer status under the Promotion of Investment Act, 1986 for design, development and manufacture of memory modules and data communication cards for an initial period of (5) five years commencing from 1 October 1999. The pioneer status tax holiday has been extended for another (10) ten years upon the expiry of the initial (5) five years granted.
      The Company was also granted the International Procurement Centre (IPC) status under Section 127 of the Income Tax Act, 1967 on April 30, 2004 which exempts the Company’s income derived from its approved trading activities for a period of (10) ten years.
      The tax expense relates to the domestic profit before tax of the Company.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(14)	Dividends

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Interim dividends on ordinary shares
- 48.90% tax exempt (2004: 24163.76% tax exempt)	5,697	60,409	—
- Nil (2004: 163.06% tax exempt)	—	18,998	—

	5,697	79,407	—

(15)	Deferred tax
      No deferred tax assets have been recognized for the following temporary differences:

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Property, plant and equipment
- capital allowances	6,136	6,412	3,947
Other deductible temporary differences	14,141	10,914	4,297

	20,277	17,326	8,244

      The deductible temporary differences do not expire under current tax legislation. The deductible temporary differences are expected to reverse during the tax holiday periods and therefore, no deferred tax assets have been recognized.
      The comparative figures have been restated to reflect the revised unabsorbed capital allowances and other deductible temporary differences available to the Company.

(16)	Significant inter-company transactions

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Ultimate holding corporation
- Solectron Corporation
Purchases	—	*202	—

Immediate Holding Corporation
- SMART Modular Technologies, Inc.
Sales	—	*80,197	95,964
Purchases	—	*144,614	94,211
Purchase of plant and equipment	—	*—	1,475
Allocation of research and development costs	—	*5,829	8,337
Allocation of management and other expenses	—	*6,274	12,092

Related corporations
Sales	—	*143,130	149,881
Purchases	—	*17,015	54,484
Purchase of plant and equipment	—	*639	1,721

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Related corporations
Sales	51,002	#44,318	—
Purchases	198,391	#82,442	—
Purchase of plant and equipment	—	#19	—
Allocation of research and development costs	3,986	#3,910	—
Allocation of management and other expenses	12,670	#3,735	—

*	transactions prior to the divestment by Solectron Corporation on April 16, 2004

#	transactions subsequent to the divestment by Solectron Corporation on April 16, 2004
      The above transactions were entered into in the normal course of business and the terms of which have been established on a negotiated basis.

(17)	Capital commitments

	2005	2004

	(Ringgit
	Malaysia in
	thousands)
Property, plant and equipment
- Contracted but not provided for in the financial statements	1,409	—

(18)	Contingent liability
      The Company acts as a guarantor to a foreign financial institution for banking facilities granted to certain related corporations namely, SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Ltd. and SMART Modular Technologies (Puerto Rico) Inc. of up to RM131,950,000 during the financial year of which RM NIL has been utilized at balance sheet date.

(19)	Financial instruments

Financial risk management objectives and policies
      Exposure to credit and foreign currency risk arises in the normal course of the Company’s business. The Board reviews and agrees policies for managing each of these risks are summarized below.

Credit risk
      Management has a formal credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.
      Short-term deposits are placed only with reputable licensed banks to earn interest income.
      At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Foreign currency risk
      The Company incurs foreign currency risk on sales, purchases and other transactions that are denominated in currencies other than the Ringgit Malaysia. The currency giving rise to this risk is primarily the US dollars.

Effective interest rates and repricing analysis
      In respect of interest-earning financial asset, the following table indicates the effective interest rate at the balance sheet date and the periods, in which it reprices or matures, whichever is earlier.

	Effective
	interest
	rate per		Within	1 - 5
	annum	Total	1 year	years

	%
		(Ringgit Malaysia in
		thousands)
2005
Financial asset
Short term deposits with licensed banks	2.93	69,179	69,179	—
2004
Financial asset
Short term deposits with licensed banks	2.00	53,886	53,886	—

Fair values

Recognized financial instruments
      In respect of cash and cash equivalents, trade and other receivables and trade and other payables, the carrying amounts approximate fair value due to the relatively short-term nature of these financial instruments.
      The fair value of the other financial liability carried on the balance sheet at August 31, is represented in the following table:

	2005		2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(Ringgit Malaysia in thousands)
Non-cumulative redeemable preference shares (NCRPS)	50	#	50	#

#	It was not practicable to estimate the fair value of the financial liability without incurring excessive time and costs. The financial liability is carried at its original cost as stated in the balance sheet and the principal terms of the NCRPS are disclosed in Note 10 to the financial statements.
      At the balance sheet date, there were no unrecognized financial instruments.

(20)	United States generally accepted accounting principles
      As stated in note 2(a), the financial statements of the Company have been prepared in accordance with applicable accounting standards approved in Malaysia (Malaysian GAAP) which differs in certain significant respects from Generally Accepted Accounting Policies in the United States (U.S. GAAP). A

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
reconciliation and description of the differences between Malaysian GAAP and U.S. GAAP affecting SMART Modular Technologies Sdn. Bhd. are as follows:

(a) Reconciliation of net income
      The net income for the years ended August 31, under US GAAP appears as follows:

			2005	2004	2003

			(Ringgit Malaysia in
			thousands)
Net profit after tax as reported under Malaysian GAAP			47,849	46,202	43,370
Adjustment to cost of sales arising from the sale of inventories previously written up due to acquisition fair market value adjustment	(i	)	—	(908)	—
Adjustment to cost of sales for depreciation of property, plant and equipment previously written up due to acquisition fair market value adjustment	(i	)	(594)	(198)	—
Adjustment to cost of sales for amortization of intangible assets previously written up due to acquisition fair market value adjustment	(i	)	(765)	(255)	—
Adjustment to distribution cost for amortization of intangible assets previously written up due to acquisition fair market value adjustment	(i	)	(2,508)	(836)	—

Net profit after tax as reported under U.S. GAAP			43,982	44,005	43,370

i) Acquisition fair market value adjustments
      On April 16, 2004, SMART Modular (WWH), Inc. and its wholly owned subsidiaries acquired the business unit known as SMART Modular Technologies from Solectron Corporation. Pursuant to the purchase of the business, fair market value adjustments relating to SMART Modular Technologies Sdn. Bhd. were recorded in accordance with SFAS No. 141: Business Combinations in which, property, plant and equipment, inventories and intangible assets (comprised primarily of customer relationships) of SMART Modular Technologies Sdn. Bhd. were written up to their appraised value. The fair market value adjustments were previously not recorded in the 2004 financials of SMART Modular Technologies Sdn. Bhd. under Malaysian GAAP as push down accounting is not required.
      The U.S. GAAP adjustments set out in the reconciliation reflects the additional cost of sales, depreciation and amortization expense arising from the assets of SMART Modular Technologies Sdn. Bhd. being written up to their appraised value.

ii) Presentation of revenue
      SMART Modular Technologies, Inc. entered into service agreements with certain customers to provide services related to the implementation and maintenance of an inventory hub through SMART Modular Technologies Sdn. Bhd. The revenue related to the above transactions was reported gross by SMART Penang under the Malaysian GAAP.
      U.S. GAAP requires that such revenue be reported net since the Company is acting as an agent rather than as a principal. The U.S. GAAP adjustment set out in the below reconciliation reflects the

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
affected revenue net of the attributable cost of sale for each of the respective financial year. The U.S. GAAP adjustment has no impact on the net income.

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Net revenue as reported under Malaysian GAAP	1,501,905	1,351,560	696,673
Cost of sale to be netted against revenue	(915,269)	(613,423)	(181,955)

Net revenue as reported under U.S. GAAP	586,636	738,137	514,718

(b) Reconciliation of Shareholders’ Equity
      Shareholders’ equity as at August 31, under US GAAP appears as follows:

	2005	2004	2003

	(Ringgit Malaysia in thousands)
Shareholders’ equity as reported under Malaysian GAAP	170,884	128,732	150,537
Adjustment to record the revaluation surplus arising from the fair market value adjustment	17,534	17,534	—
Adjustment for cost of sales arising from the sale of inventories previously written up due to acquisition fair market value adjustment	(908)	(908)	—
Adjustment for depreciation for property, plant and equipment previously written up due to acquisition fair market value adjustment	(792)	(198)	—
Adjustment for amortization of intangible assets arising from acquisition fair market value adjustment	(4,364)	(1,091)	—

Shareholders’ equity as reported under U.S. GAAP	182,354	144,069	150,537

i) Non-cumulative redeemable preference shares
      Under Malaysian GAAP, the NCRPS was reclassified from equity to long-term liabilities in financial year ended 2003 when the local accounting standard on Financial instruments: Disclosure and Presentation became effective.

(c) Balance sheet

		2005	2004

		(Ringgit Malaysia in
		thousands)
Total assets as reported under Malaysian GAAP		389,920	332,827
Adjustment to record property, plant and equipment at fair market value, net of accumulated depreciation	(i)	987	1,581
Adjustment to record intangible assets at fair market value, net of accumulated amortization	(i)	10,483	13,756

Total assets as reported under U.S. GAAP		401,390	348,164

i) Acquisition fair market value adjustments
      Pursuant to the business purchase as discussed in note 20(a)(i), the U.S. GAAP adjustments set out in the above reconciliation are made to write up the Company’s property, plant and equipment, and

SMART MODULAR TECHNOLOGIES SDN. BHD.
(COMPANY NO. 458945-M)
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
intangible assets (comprised primarily of customer relationships), to reflect these assets at their fair market value as well as to record the accompanying liabilities arising from the push down accounting.

(ii) Cash and cash equivalents
      Under Malaysian GAAP, the balance sheet classification of cash and cash equivalents includes restricted cash balances of RM200,000 (2004: RM200,000). Under U.S. GAAP, the restricted cash amounts would be separately identified as a current asset on the balance sheet at August 31, 2005 and 2004.

(d) Statement of cash flows
      Interest received of RM1,311,000, RM700,000 and RM923,000 for the financial years ended August 31, 2005, 2004 and 2003, respectively, are reflected as cash flow from investing activities. Under U.S. GAAP, such cash flow would have been reflected as operating activities.
      Interest paid of RMNIL and RM56,000 for the financial years ended August 31, 2005 and 2004 respectively are reflected as cash flow from financing activities. Under U.S. GAAP, such cash flow would have been reflected as operating activities.

                                                       Shares
SMART Modular Technologies (WWH), Inc.
Ordinary Shares

PROSPECTUS
          , 2006

Citigroup
JPMorgan
Lehman Brothers
Bear, Stearns & Co. Inc.
Needham & Company, LLC
Thomas Weisel Partners LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth expenses to be paid by the registrant in connection with the offering described in this registration statement. The selling shareholder will not pay any expenses, other than its respective portion of the underwriting discounts and commissions, in connection with the offering described in this registration statement.

Amount to
be Paid

Registration fee	$27,071
NASD filing fee	23,500
Nasdaq National Market fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	15,000
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      SMART Modular Technologies (WWH), Inc. (the Company or the Registrant) is a Cayman Islands exempted company. As such, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of its directors or officers. Although the Companies Law (2004 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been fraud, willful default or reckless disregard on the part of the director or officer in question.
      The articles of association of the Registrant provide that every director, agent or officer of the Registrant shall be indemnified out of the assets of the Registrant against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to the Registrant for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.
      We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.
      In addition, the Registrant maintains standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.
      The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of the Registrant and its directors and certain officers by the underwriters of this offering. The Registration Rights Agreement filed as Exhibit 4.2 to this Registration Statement provides for indemnification of the Registrant and its directors and certain officers by the initial purchasers of the Registrant’s senior secured floating rate notes against certain liabilities related to the offering of the notes.

Item 15.	Recent Sales of Unregistered Securities.
      In the three years prior to the filing of this registration statement, the Registrant issued the following unregistered securities:

(a) On February 11, 2004, the Registrant issued an aggregate 999 ordinary shares, par value $0.001 per share, to Modular, L.L.C. and one ordinary share, par value $0.001 per share, to M&C Corporate Services Limited which immediately thereafter transferred the share to Modular L.L.C. in connection with its incorporation. Such investors had information regarding the Registrant’s business affairs and financial condition, access to the Registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(b) On April 16, 2004, the Registrant issued 1,015,100 series A redeemable preferred shares, par value $0.001 per share, and 8,072,162 ordinary shares, par value $0.001 per share to Modular, L.L.C. Such investor had information regarding the Registrant’s business affairs and financial condition, access to the Registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(c) On April 30, 2004, the Registrant issues 9,600 series A redeemable preferred shares par value $0.001 and 72,228 ordinary shares par value $0.001 per share to Modular, L.L.C. Such investor had information regarding the Registrant’s business affairs and financial condition, access to the Registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(d) Since its incorporation on January 28, 2004 through October 31, 2005, the Registrant has granted options to employees and two non-employee independent directors to purchase an aggregate of 7,571,193 ordinary shares at exercise prices ranging from $0.17 to $4.71 per share. Such optionees had information regarding the Registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(e) In March 2005, the Registrant issued $125.0 million aggregate principal amount of senior secured floating rate notes due 2012 to Citigroup Global Markets Inc. and Lehman Brothers Inc. The initial purchasers resold the senior secured floating rate notes to qualified institutional buyers pursuant to Rule 144A of the Act and to offshore accounts pursuant to Regulation S of the Act. In connection with that sale, the Registrant entered into a registration rights agreement with the initial purchasers of the senior secured floating rate notes in which the Registrant agreed to complete an exchange offer for the senior secured floating rate notes. Pursuant to the registration rights agreement, the Registrant offered to exchange $125.0 million aggregate principal amount of our new senior secured floating rate notes, in a transaction registered under the Act, for a like aggregate principal amount of our privately placed senior secured floating rate notes. On September 27, 2005, the registration statement on Form S-4 was declared effective, and the Registrant completed the exchange offer on October 27, 2005.
      The transactions described in items (a)-(d) did not involve any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction described above was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, and Rule 701 with respect to item (d) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided with such Rule 701.
      In addition, the Registrant will file a Registration Statement on Form S-8 to cover the securities discussed in item (d) above. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules
     (a) Exhibits

Exhibit No.		Document

1	.1*	Form of Underwriting Agreement
2	.1**	Transaction Agreement, dated February 11, 2004, by and among Solectron Corporation, Solectron Global Holdings L.P., Solectron Serviços E Manufactura Do Brasil Ltda., SMART Modular Technologies, Inc., Modular, Inc., Modular Merger Corporation and Modular (Cayman) Inc.
3	.1(1)	Amended and Restated Memorandum of Association of the Company (formerly known as Modular (Cayman) Inc.), dated March 8, 2005
3	.2(1)	Amended and Restated Articles of Association of the Company, dated March 8, 2005
4	.1(1)	Indenture, dated as of March 28, 2005, among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee
4	.2(1)	Registration Rights Agreement dated as of March 28, 2005 between the Company, the guarantors party thereto, Citigroup Global Markets Inc. and Lehman Brothers, Inc.
4	.3(1)	Form of Floating Rate Note due 2012 (included in Exhibit 4.1)
4	.4(1)	Form of Exchange Note (included in Exhibit 4.1)
4	.5(1)	Security Agreement, dated as of March 28, 2005, among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee
4	.6(1)	Intercreditor Agreement, dated as of March 28, 2005, among Wells Fargo Foothill, Inc., as Credit Agent, U.S. Bank National Association, as trustee, and the Company
4	.7(1)	Intercompany Subordination Agreement, dated as of March 28, 2005, among U.S. Bank National Association, as trustee, the Company and the other obligors party thereto
4	.8(1)	Shareholder’s Agreement, dated as of March 8, 2005, among the Company, Modular, L.L.C. and certain other parties named therein
4	.9(1)	Registration Rights Agreement, dated as of March 8, 2005, among the Company, Modular, L.L.C. and certain other persons named therein
4	.10(1)	Amended and Restated Loan and Security Agreement, dated as of March 28, 2005, by and among the Company, SMART Modular Technologies (Europe) Limited, SMART Modular Technologies (Puerto Rico) Inc., Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, and certain other persons named therein
4	.11(1)	Amended and Restated Intercompany Subordination Agreement, dated as of March 28, 2005, by and among the Company, SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited, SMART Modular Technologies (Puerto Rico), Inc., Wells Fargo Foothill, Inc., as Agent, and certain other persons named therein
4	.12(1)	First Amendment to Guaranty, dated April 20, 2005, among Wells Fargo Foothill, Inc., as Agent, and certain other persons named therein.
5	.1*	Opinion of Maples and Calder
8.1		Tax Opinion of Davis Polk & Wardwell
8.2		Tax Opinion of Maples and Calder
10	.1(1)	Form of Indemnification Agreement
10	.2(1)	Stock Incentive Plan
10	.3(1)	Form of Stock Option Agreement
10	.4(1)	Offer Letter, dated February 11, 2004, from Modular, L.L.C. to Iain MacKenzie
10	.5(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Alan Marten
10	.6(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Wayne Eisenberg
10	.7(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Michael Rubino
10	.8(1)	Offer Letter, dated February 12, 2004, from Modular, L.L.C. to Jack A. Pacheco
10	.9(1)	USD $40,000,000 Interest Rate Swap Transaction, dated April 26, 2005, between the Company and Wells Fargo Foothill, Inc.
10	.10(1)	USD $41,250,000 Interest Rate Swap Transaction, dated April 26, 2005, between the Company and Wells Fargo Foothill, Inc.
10	.11(1)	ISDA Master Agreement, dated as of April 20, 2005, between Wells Fargo Foothill, Inc. and SMART Modular Technologies (WWH), Inc.
10	.12(1)	Lease Agreement, dated April 16, 2004, by and between Solectron USA, Inc. and SMART Modular Technologies, Inc., as amended (relating to the property at 4211 Starboard Drive, Fremont, California)

Exhibit No.		Document

10.13		Corporate Purchase Agreement, dated as of May 1, 2001, by Compaq Computer Corporation and by SMART Modular Technologies, Inc.
10	.14**	Amendment to Corporate Purchase Agreement, dated September 1, 2004, between SMART Modular Technologies, Inc. and Hewlett-Packard Company
10	.15**	Amendment Number 2 to Corporate Purchase Agreement, dated January 20, 2005, between SMART Modular Technologies, Inc. and Hewlett-Packard Company
10	.16(1)	Advisory Agreement, dated April 16, 2004, between SCP Management Company, L.L.C. and SMART Modular Technologies, Inc.
10	.17(1)	Letter Amendment, dated June 17, 2005, to Advisory Agreement dated April 16, 2004, between SCP Management Company, L.L.C. and SMART Modular Technologies, Inc.
10	.18(1)	Advisory Agreement, dated April 16, 2004, among SMART Modular Technologies, Inc., T3 GenPar II, L.P., TPG GenPar III, L.P., and TPG GenPar IV, L.P.
10	.19(1)	Advisory Agreement, dated April 16, 2004, between SMART Modular Technologies, Inc. and Francisco Partners, L.P.
21	(1)	Subsidiaries of the Company
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Auditors
23.3		Consents of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.4		Consent of Davis Polk & Wardwell (included in Exhibit 8.1)
24	**	Power of Attorney

(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (No. 333-127442) on August 11, 2005.

*	To be filed by subsequent amendment.

**	Previously filed

(b)	Schedules
CONSOLIDATED AND COMBINED FINANCIAL STATEMENT SCHEDULE
SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at
	Beginning of	Charged to		Balance at
Description	Period	Operations	(Deductions)	End of Period

	(Dollars in thousands)
Year ended August 31, 2005 (Successor Business):
Allowance for doubtful accounts receivable and credit returns	$3,267	$471	$(1,109)	$2,629
Period ended August 31, 2004 (Successor Business):
Allowance for doubtful accounts receivable and credit returns	$3,547	$501	$(781)	$3,267
Period ended April 16, 2004 (Predecessor Business):
Allowance for doubtful accounts receivable and credit returns	$2,371	$1,524	$(348)	$3,547
Year ended August 31, 2003 (Predecessor Business):
Allowance for doubtful accounts receivable and credit returns	$1,164	$1,374	$(167)	$2,371

Item 17.	Undertakings
      The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, SMART Modular Technologies (WWH), Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on December 20, 2005.

SMART MODULAR TECHNOLOGIES (WWH), INC.

By:	/s/ Iain MacKenzie

Name: Iain MacKenzie

Title:	Chief Executive Officer and President
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Iain MacKenzie Iain MacKenzie (Principal Executive Officer)		Chief Executive Officer, President and Director	December 20, 2005

/s/ Jack A. Pacheco Jack A. Pacheco (Principal Financial and Accounting Officer)		Vice President and Chief Financial Officer	December 20, 2005

* Ajay Shah		Chairman of the Board of Directors	December 20, 2005

* Dipanjan Deb		Director	December 20, 2005

* Eugene Frantz		Secretary and Director	December 20, 2005

* John Marren		Director	December 20, 2005

* Chong Sup Park		Director	December 20, 2005

* Mukesh Patel		Director	December 20, 2005

* Ezra Perlman		Director	December 20, 2005

* Clifton Thomas Weatherford		Director	December 20, 2005

*By:	/s/ Jack A. Pacheco Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Document

1	.1*	Form of Underwriting Agreement
2	.1**	Transaction Agreement, dated February 11, 2004, by and among Solectron Corporation, Solectron Global Holdings L.P., Solectron Serviços E Manufactura Do Brasil Ltda., SMART Modular Technologies, Inc., Modular, Inc., Modular Merger Corporation and Modular (Cayman) Inc.
3	.1(1)	Amended and Restated Memorandum of Association of the Company (formerly known as Modular (Cayman) Inc.), dated March 8, 2005
3	.2(1)	Amended and Restated Articles of Association of the Company, dated March 8, 2005
4	.1(1)	Indenture, dated as of March 28, 2005, among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee
4	.2(1)	Registration Rights Agreement dated as of March 28, 2005 between the Company, the guarantors party thereto, Citigroup Global Markets Inc. and Lehman Brothers, Inc.
4	.3(1)	Form of Note (included in Exhibit 4.1)
4	.4(1)	Form of Exchange Note (included in Exhibit 4.1)
4	.5(1)	Security Agreement, dated as of March 28, 2005, among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee
4	.6(1)	Intercreditor Agreement, dated as of March 28, 2005, among Wells Fargo Foothill, Inc., as Credit Agent, U.S. Bank National Association, as trustee, and the Company
4	.7(1)	Intercompany Subordination Agreement, dated as of March 28, 2005, among U.S. Bank National Association, as trustee, the Company and the other obligors party thereto
4	.8(1)	Shareholder’s Agreement, dated as of March 8, 2005, among the Company, Modular, L.L.C. and certain other parties named therein
4	.9(1)	Registration Rights Agreement, dated as of March 8, 2005, among the Company, Modular, L.L.C. and certain other persons named therein
4	.10(1)	Amended and Restated Loan and Security Agreement, dated as of March 28, 2005, by and among the Company, SMART Modular Technologies (Europe) Limited, SMART Modular Technologies (Puerto Rico) Inc., Wells Fargo Foothill, Inc., as Arranger and Administrative Agent, and certain other persons named therein
4	.11(1)	Amended and Restated Intercompany Subordination Agreement, dated as of March 28, 2005, by and among the Company, SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited, SMART Modular Technologies (Puerto Rico), Inc., Wells Fargo Foothill, Inc., as Agent, and certain other persons named therein
4	.12(1)	First Amendment to Guaranty, dated April 20, 2005, among Wells Fargo Foothill, Inc., as Agent, and certain other persons named therein.
5	.1*	Opinion of Maples and Calder
8.1		Tax Opinion of Davis Polk & Wardwell
8.2		Tax Opinion of Maples and Calder
10	.1(1)	Form of Indemnification Agreement
10	.2(1)	Stock Incentive Plan
10	.3(1)	Form of Stock Option Agreement
10	.4(1)	Offer Letter, dated February 11, 2004, from Modular, L.L.C. to Iain MacKenzie
10	.5(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Alan Marten
10	.6(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Wayne Eisenberg
10	.7(1)	Offer Letter, dated April 13, 2004, from Modular, L.L.C. to Michael Rubino
10	.8(1)	Offer Letter, dated February 12, 2004, from Modular, L.L.C. to Jack A. Pacheco
10	.9(1)	USD $40,000,000 Interest Rate Swap Transaction, dated April 26, 2005, between the Company and Wells Fargo Foothill, Inc.

Exhibit No.		Document

10	.10(1)	USD $41,250,000 Interest Rate Swap Transaction, dated April 26, 2005, between the Company and Wells Fargo Foothill, Inc.
10	.11(1)	ISDA Master Agreement, dated as of April 20, 2005, between Wells Fargo Foothill, Inc. and SMART Modular Technologies (WWH), Inc.
10	.12(1)	Lease Agreement, dated April 16, 2004, by and between Solectron USA, Inc. and SMART Modular Technologies, Inc., as amended (relating to the property at 4211 Starboard Drive, Fremont, California)
10.13		Corporate Purchase Agreement, dated as of May 1, 2001, by Compaq Computer Corporation and by SMART Modular Technologies, Inc.
10	.14**	Amendment to Corporate Purchase Agreement, dated September 1, 2004, between SMART Modular Technologies, Inc. and Hewlett-Packard Company
10	.15**	Amendment Number 2 to Corporate Purchase Agreement, dated January 20, 2005, between SMART Modular Technologies, Inc. and Hewlett-Packard Company
10	.16(1)	Advisory Agreement, dated April 16, 2004, between SCP Management Company, L.L.C. and SMART Modular Technologies, Inc.
10	.17(1)	Letter Amendment, dated June 17, 2005, to Advisory Agreement dated April 16, 2004, between SCP Management Company, L.L.C. and SMART Modular Technologies, Inc.
10	.18(1)	Advisory Agreement, dated April 16, 2004, among SMART Modular Technologies, Inc., T3 GenPar II, L.P., TPG GenPar III, L.P., and TPG GenPar IV, L.P.
10	.19(1)	Advisory Agreement, dated April 16, 2004, between SMART Modular Technologies, Inc. and Francisco Partners, L.P.
21	(1)	Subsidiaries of the Company
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Auditors
23.3		Consents of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.4		Consent of Davis Polk & Wardwell (included in Exhibit 8.1)
24	**	Power of Attorney

(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (No. 333-127442) on August 11, 2005.

*	To be filed by subsequent amendment.

**	Previously filed